Exhibit 2.1

EXECUTION COPY

PURCHASE AGREEMENT

by and between

E. I. DU PONT DE NEMOURS AND COMPANY

and

FLASH BERMUDA CO. LTD.

Dated as of August 30, 2012

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EXHIBITS

Exhibit A	-	Form of Instrument of Assignment and Assumption

Exhibit B	-	Net Working Capital Statement

Exhibit C	-	Debt Commitment Letter

Exhibit D	-	Equity Commitment Letter

Exhibit E	-	[Intentionally Omitted]

Exhibit F	-	DPC Joint Venture Sellers

Exhibit G	-	DPC Share Sellers

Exhibit H	-	Form of Local Purchase Agreements

Exhibit I	-	Forms of IP Assignment Agreements

Exhibit J	-	Form of Intellectual Property Cross-License Agreement

Exhibit K	-	Form of Employee Matters Agreement

Exhibit L	-	Forms of Local Asset Transfer Agreements

Exhibit M	-	Form of Trademark License Agreement

Exhibit N	-	Form of Administrative Services Agreement

Exhibit O	-	Form of IT Administrative Services Agreement

Exhibit P	-	Form of Reverse Administrative Services Agreement

Exhibit Q	-	Form of Reverse IT Administrative Services Agreement

Exhibit R	-	Form of Site Services Agreements

Exhibit S	-	Form of IT Asset License Agreement

Exhibit T	-	Form of Tolling Agreement

Exhibit U	-	Form of Supply Agreements

Exhibit V	-	Form of Fort Madison Ground Lease

Exhibit W	-	Form of Experimental Station Lease

Exhibit X	-	[Intentionally Omitted]

Exhibit Y	-	Form of DuPont Guarantee

Exhibit Z	-	Form of Mexican Business Lease

Exhibit AA	-	Form of Sales Representative Side Letter

Exhibit BB	-	Operating Covenants

Exhibit CC	-	DPC Indebtedness Sellers

Exhibit DD	-	Form of Office Space Sublease

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PURCHASE AGREEMENT

PURCHASE AGREEMENT (this “Agreement”), dated as of August 30, 2012, by and between E. I. du Pont de Nemours and Company, a Delaware corporation (“DuPont”), and Flash Bermuda Co. Ltd., a Bermuda exempted limited liability company (“Buyer”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Annex A of this Agreement.

WHEREAS, in addition to its other businesses, DuPont is engaged through certain of its subsidiaries and joint ventures in the DPC Business;

WHEREAS, the parties hereto desire that the DPC Share Sellers sell, convey, assign, transfer and deliver to Buyer, and that Buyer purchase, acquire and accept from the DPC Share Sellers, all right, title and interest of the DPC Share Sellers in and to the DPC Shares and the Minority Investment Interests, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that the DPC Joint Venture Sellers sell, convey, assign, transfer and deliver to Buyer, and that Buyer purchase, acquire and accept from the DPC Joint Venture Sellers, all right, title and interest of the DPC Joint Venture Sellers in and to the Transferred DPC Joint Venture Interests, in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, the parties hereto desire that DuPont sell, convey, assign, transfer and deliver to Buyer, and that Buyer purchase, acquire and accept from DuPont, all right, title and interest of DuPont in and to the Specified Real Property and the DPC IP, in the manner and subject to the terms and conditions set forth herein and in the IP Assignment Agreements, as applicable;

WHEREAS, the parties hereto desire that Buyer assume the Assumed Liabilities in the manner and subject to the terms and conditions set forth herein and in the Local Purchase Agreements, as applicable;

WHEREAS, certain Sellers and Buyer have executed, or prior to the Closing will execute, Local Purchase Agreements;

WHEREAS, at or prior to the Closing, DuPont (or one of its Subsidiaries) and Buyer will enter into the Related Agreements;

WHEREAS, the respective Boards of Directors of DuPont and Buyer have approved this Agreement, the Local Purchase Agreements, the Related Agreements and the consummation of the transactions contemplated hereby and thereby; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of DuPont to enter into this Agreement, (i) the Guarantors are entering into the Limited Guarantees in favor of DuPont with respect to certain of Buyer’s obligations under this Agreement and (ii) Buyer and each Investor are entering into Equity Commitment Letters, of which DuPont is a third party beneficiary to the extent provided therein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE I

PURCHASE AND SALE; ASSUMPTION OF LIABILITIES

Section 1.1 Purchase and Sale of the DPC Shares, Minority Investment Interests and Transferred DPC Joint Venture Interests. Upon the terms and subject to the conditions of this Agreement, on the Closing Date:

(a) subject to Section 5.18(e), DuPont shall cause the DPC Share Sellers to sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from such DPC Share Sellers, all right, title and interest of such DPC Share Sellers in and to the shares of capital stock and other equity interests (the “DPC Shares”) of each of the Transferred DPC Companies and in and to the Minority Investment Interests, free and clear of all Encumbrances;

(b) subject to Section 5.19, DuPont shall cause the DPC Joint Venture Sellers to sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from such DPC Joint Venture Sellers, all right, title and interest of such DPC Joint Venture Sellers in the Transferred DPC Joint Venture Interests, free and clear of all Encumbrances; and

(c) notwithstanding any of the foregoing, to the extent it is contemplated that any DPC Shares or Transferred DPC Joint Venture Interests are to be sold, conveyed, assigned, transferred or delivered to Buyer pursuant to a Local Purchase Agreement, such DPC Shares or Transferred DPC Joint Venture Interests shall be sold, conveyed, assigned, transferred or delivered to Buyer pursuant to such Local Purchase Agreement.

Section 1.2 Purchase and Sale of the Specified Real Property. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, immediately following the Closing, DuPont shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from DuPont, all of DuPont’s right, title and interest in and to the Specified Real Property, free and clear of all Encumbrances other than Permitted Encumbrances (such purchase and sale, the “Real Property Transfer”).

Section 1.3 Purchase and Sale of Intellectual Property. Upon the terms and subject to the conditions of the IP Assignment Agreements, on the Closing Date, DuPont shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from DuPont, all of DuPont’s right, title and interest in and to the DPC IP.

Section 1.4 Purchase and Sale of Mexican DPC Assets. Upon the terms and subject to the conditions of the Mexican Business Lease, on the Closing Date, immediately following the Closing, Buyer shall cause DPC Mexico to exercise its option to purchase the Leased Assets (as defined in the Mexican Business Lease) pursuant to the Mexican Business Lease from Dumexsa, and DuPont shall cause Dumexsa to sell, convey, assign, transfer and deliver to DPC Mexico, and DPC Mexico shall purchase, acquire and accept from Dumexsa, all of Dumexsa’s right, title and interest in and to the Leased Assets (such purchase and sale, the “Mexican Asset Transfer”).

Section 1.5 Purchase and Sale of DPC Indebtedness. Upon the terms and subject to the conditions of this Agreement (including Schedule 5.17), on the Closing Date, DuPont shall cause the DPC Indebtedness Sellers to sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from such DPC Indebtedness Sellers, all right, title and interest of such DPC Indebtedness Sellers in and to the DPC Indebtedness, free and clear of all Encumbrances.

Section 1.6 Separation Activities

(a) No later than January 7, 2013, DuPont shall make a reasonable good faith determination in consultation with Buyer as to whether the internal separation activities necessary for the DPC Business to operate on a stand-alone basis (taking into account the services and transactions contemplated by the Related Agreements) will be complete in all material respects prior to February 1, 2013. If the Closing does not to occur on February 1, 2013, DuPont shall on or prior to each of February 21, 2013 and March 24, 2013, make a reasonable good faith determination in consultation with Buyer as to whether the internal separation activities necessary for the DPC Business to operate on a stand-alone basis (taking into account the services and transactions contemplated by the Related Agreements) will be complete in all material respects prior to the first Business Day occurring after the last day of such month.

(b) If, prior to January 7, 2013, DuPont does not reasonably determine in good faith in consultation with Buyer that the internal separation activities necessary for the DPC Business to operate on a stand-alone basis (taking into account the services and transactions contemplated by the Related Agreements) will be complete in all material respects prior to February 1, 2013, DuPont shall provide written notice of such fact to Buyer prior to January 8, 2013 (such notice, a “February 1 Delay Notice”). If the Closing does not occur on February 1, 2013, and on or prior to February 22, 2013, DuPont does not reasonably determine in good faith in consultation with Buyer that the internal separation activities necessary for the DPC Business to operate on a stand-alone basis (taking into account the services and transactions contemplated by the Related Agreements) will be complete in all material respects prior to March 1, 2013, DuPont shall provide written notice of such fact to Buyer prior to February 22, 2013 (such notice, a “March 1 Delay Notice”). If the Closing does not occur on or prior to March 1, 2013 and on or prior to March 25, 2013 DuPont does not reasonably determine in good faith that the internal separation activities necessary for the DPC Business to operate on a stand-alone basis (taking into account the services and transactions contemplated by the Related Agreements) will be complete in all material respects prior to April 1, 2013, DuPont shall provide written notice of such fact to Buyer on or prior to March 25, 2013 (such notice, a “April 1 Delay Notice”).

Section 1.7 Assumption of Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Buyer shall assume the Assumed Liabilities to the extent any such Assumed Liabilities were not assumed by the Transferred DPC Companies or their Subsidiaries pursuant to a Local Asset Transfer Agreement (other than Assumed Liabilities that are Liabilities solely of the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries).

ARTICLE II

PURCHASE PRICE; CLOSING

Section 2.1 Purchase Price. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, in consideration for the sale of the DPC Shares, the Minority Investment Interests, the Transferred DPC Joint Venture Interests, the Specified Real Property, the DPC IP and the DPC Indebtedness (collectively, the “Sale”), Buyer shall pay to DuPont (or one or more Subsidiaries designated by DuPont) the Preliminary Purchase Price, subject to adjustment pursuant to Section 2.3 and Section 2.4 (as so adjusted pursuant to Section 2.3 and Section 2.4, the “Final Purchase Price”) and shall assume the Assumed Liabilities (other than Assumed Liabilities that are Liabilities solely of the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries). Notwithstanding anything to the contrary herein, in any Local Purchase Agreement or in the Mexican Business Lease, any consideration paid by Buyer or any of its Affiliates to DuPont or any of its Affiliates pursuant to any Local Purchase Agreement or the Mexican Business Lease shall be deemed for all purposes to comprise part of, and not be in addition to, the Purchase Price payable hereunder.

Section 2.2 The Closing

(a) The closing of the Sale (the “Closing”) shall, subject to the satisfaction or waiver of the conditions set forth in Article VII, be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at Four Times Square, New York, New York (or such other place or places as the parties may mutually agree), on the latest of (A) February 1, 2013, (B) the first Business Day following the last day of the calendar month in which all the conditions precedent set forth in Article VII are satisfied or waived (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would be so satisfied)), (C) to the extent the Debt Financing has not been obtained prior to the commencement of the Marketing Period, the first Business Day following the last day of the calendar month during which the final day of the Marketing Period occurs and (D) such other date as the parties may mutually agree in writing; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, in the event that the Closing would otherwise occur on February 1, 2013 and, on or prior to January 8, 2013, DuPont provides to Buyer a February 1 Delay Notice, the Closing Date shall (subject to satisfaction or waiver of the conditions precedent set forth in Article VII as of March 1, 2013) be extended to March 1, 2013; provided, further, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII or any extension of the Closing Date pursuant to the immediately preceding proviso, in the event that the Closing would otherwise occur on March 1, 2013 and, following February 1, 2013 and on or prior to February 22, 2013, DuPont provides to Buyer a March 1 Delay Notice, the Closing Date shall (subject to satisfaction or waiver of the conditions precedent set forth in Article VII as of April 1, 2013) be extended to April 1, 2013; provided, still further, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII or any extension of the Closing Date pursuant to the preceding provisos, in the event that the Closing would otherwise occur on April 1, 2013 and, following March 1, 2013 and on or prior to March 25, 2013, DuPont provides to Buyer an April 1 Delay Notice, the Closing Date shall (subject to satisfaction or waiver of the conditions precedent set forth in Article VII as of May 1, 2013) be extended to May 1, 2013. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time, the Closing shall be deemed to occur and be effective, in the United States, as of 11:59 p.m. New York time and, in any jurisdiction outside of the United States, as of the time at which the books of the DPC Business are normally closed in such jurisdiction, in each case, on the calendar day immediately preceding the Closing Date (the “Effective Time”). All transactions taking place at the Closing shall be deemed to occur simultaneously, except for the Real Property Transfer and Mexican Asset Transfer, which shall be deemed to occur immediately following the Closing.

(b) On the Closing Date, DuPont shall deliver or cause to be delivered to Buyer the following (except as otherwise provided in Section 5.18 or Section 5.19 and except to the extent delivered at or prior to the Closing to Buyer or one of its Subsidiaries pursuant to a Local Purchase Agreement):

(i) certificates (where applicable) representing the DPC Shares and Minority Investment Interests duly endorsed in blank (or accompanied by a duly executed stock power in blank) and in form for transfer to Buyer or its designated Subsidiary;

(ii) certificates (where applicable) representing the Transferred DPC Joint Venture Interests duly endorsed in blank (or accompanied by a duly executed stock power in blank) and in form for transfer to Buyer or its designated Subsidiary;

(iii) such duly executed deeds, bills of sale and other good and sufficient instruments of conveyance and transfer as shall be effective to vest title in Buyer or its designated Subsidiary to the Specified Real Property;

(iv) the Local Purchase Agreements, duly executed by DuPont or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(v) the Local Asset Transfer Agreements, duly executed by DuPont or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(vi) the Related Agreements, duly executed by DuPont or its Subsidiaries (to the extent each is a party thereto), to the extent not executed and delivered by such parties prior to the Closing;

(vii) such other assignments instruments or documents as may be reasonably requested by Buyer, in a form reasonably agreed upon by the parties, to reflect the assumption of the Assumed Liabilities by Buyer or the transfer of the DPC Shares, the Minority Investment Interests, the Transferred DPC Joint Venture Interests, the DPC Indebtedness or the Specified Real Property hereunder (including Contracts related thereto);

(viii) with respect to DuPont and any Seller that transfers a U.S. real property interest within the meaning of Section 897(c) of the Code or the equity interests of a Transferred DPC Company that is organized under the Laws of the United States, any state thereof or the District of Columbia, a duly executed certificate of non-foreign status in accordance with Treasury Regulation Section 1.1445-2(b)(2), in form reasonably agreed upon by the parties; and

(ix) all other documents expressly required to be delivered by DuPont or its Affiliates on or prior to the Closing Date pursuant to this Agreement or the Related Agreements.

(c) On the Closing Date, Buyer shall deliver or cause to be delivered to DuPont or its designee the following (except to the extent delivered to a Seller at or prior to the Closing pursuant to a Local Purchase Agreement):

(i) the Preliminary Purchase Price in immediately available funds by wire transfer to an account or accounts at such bank or banks specified by DuPont at least two (2) Business Days prior to the Closing Date;

(ii) a duly executed instrument of assumption of the Assumed Liabilities being assumed by Buyer, substantially in the form attached as Exhibit A;

(iii) the Local Purchase Agreements, duly executed by Buyer, to the extent not executed and delivered by such parties prior to the Closing;

(iv) the Related Agreements, duly executed by Buyer, to the extent not executed and delivered by such parties prior to the Closing;

(v) such other instruments or documents as may be reasonably requested by DuPont, in a form reasonably agreed upon by the parties, to reflect the assumption of the Assumed Liabilities or the transfer of the DPC Shares, the Minority Investment Interests, the Transferred DPC Joint Venture Interests, the DPC Indebtedness or the Specified Real Property hereunder (including Contracts related thereto);

(vi) copies of any opinions, letters or certificates with respect to solvency matters obtained by Buyer or its Affiliates in connection with the Financing (it being understood and agreed that such opinions, letters or certificates may provide that DuPont and Sellers shall not be entitled to rely thereon); and

(vii) all other documents expressly required to be delivered by Buyer or its Affiliates on or prior to the Closing Date pursuant to this Agreement or the Related Agreements.

(d) DuPont shall use commercially reasonable efforts to provide to Buyer at Closing the resignations, effective as of the Closing, of those directors and officers of any Transferred DPC Company, Joint Venture (to the extent DuPont has the power to designate such directors or officers) or any of their respective Subsidiaries designated by Buyer to DuPont in writing at least five (5) Business Days prior to the anticipated Closing Date.

Section 2.3 Purchase Price Adjustment

(a) Preliminary Purchase Price Adjustment. No later than three (3) Business Days prior to the Closing Date, DuPont shall prepare and deliver to Buyer a reasonably detailed statement setting forth its good faith estimates of the Net Working Capital of the DPC Business (the “Estimated Net Working Capital”), the Cash Amount (the “Estimated Cash Amount”) and the Indebtedness Amount (the “Estimated Indebtedness Amount”), in each case as of the Effective Time and as estimated in accordance with the Closing Balance Sheet Principles; provided, that for the avoidance of doubt, Buyer shall not have any right to (i) delay Closing or paying the Preliminary Purchase Price as a result of any disagreement with such estimates or (ii) dispute such estimates (except in the case of clause (ii) only, following Closing, as provided in Section 2.3(b)). For purposes of the calculation of Net Working Capital of the DPC Business, the Cash Amount and the Indebtedness Amount, all DPC Shares, Transferred DPC Joint Venture Interests and DPC Assets shall be deemed to have been conveyed as of the Effective Time (regardless of any delayed transfer pursuant to Section 5.18 or Section 5.19) and shall be included, to the extent applicable, in the calculation of the Final Adjustment Amounts.

(b) Post-Closing Purchase Price Determination.

(i) As soon as practicable, but in no event later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to DuPont the following (collectively, the “Preliminary Adjustment Statement”):

(A) the Preliminary Closing Balance Sheet, prepared by Buyer in accordance with the Closing Balance Sheet Principles;

(B) a certificate of an executive officer of Buyer certifying that the Preliminary Closing Balance Sheet has been prepared in accordance with the Closing Balance Sheet Principles; and

(C) a reasonably detailed calculation by Buyer of Net Working Capital of the DPC Business, the Cash

Amount and the Indebtedness Amount, in each case as of the Effective Time based on the Preliminary Closing Balance Sheet (the “Closing Adjustment Amounts”) and prepared on a basis consistent with the Closing Balance Sheet Principles.

DuPont shall, and shall use its reasonable best efforts to, and shall cause the other Sellers to use their reasonable best efforts to, cause their respective accountants to, cooperate with and assist Buyer in the preparation of the Preliminary Closing Balance Sheet and the Closing Adjustment Amounts, including by providing reasonable access to their respective books, records and work papers and making available personnel to the extent reasonably required; provided, however, that the accountants of the Sellers shall not be obliged to make any work papers available to Buyer or its Representatives except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(ii) If DuPont disagrees with Buyer’s calculation of the Closing Adjustment Amounts, DuPont shall promptly, but in no event later than sixty (60) days after receiving the Preliminary Adjustment Statement (the “Review Period”) deliver to Buyer written notice describing its dispute by specifying those items or amounts as to which DuPont disagrees, together with DuPont’s determination of such disputed items and amounts (a “Dispute Notice”). If DuPont either gives notice that it agrees with Buyer’s calculation of the Closing Adjustment Amounts or fails to deliver a Dispute Notice within the Review Period, Buyer and DuPont agree that the Preliminary Adjustment Statement shall be deemed to set forth the Closing Adjustment Amounts with respect to those items that have been agreed upon or for which DuPont shall have failed to deliver a Dispute Notice (and shall constitute the respective Final Adjustment Amount). If DuPont delivers a Dispute Notice to Buyer within the Review Period, DuPont and Buyer will use good faith efforts to resolve the dispute during the thirty (30)-day period commencing on the date DuPont delivers the Dispute Notice to Buyer (and all such discussions related thereto shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule and evidence of such discussions shall not be admissible in any future proceedings between the parties). If Buyer and DuPont are not able to resolve all disputed items within such thirty (30)-day period, then either party shall have the right to submit the items in dispute following the expiration of such thirty (30)-day period to KPMG LLP, or if KPMG LLP is unwilling to serve, another mutually acceptable internationally recognized independent accounting firm (the “Accounting Firm”). The Accounting Firm shall be given reasonable access to all relevant records of the DPC Business to calculate the Closing Adjustment Amounts. If any remaining issues in dispute are submitted to the Accounting Firm for resolution, each of Buyer and DuPont will be afforded an opportunity to present to the Accounting Firm any material relating to the determination of the matters in dispute and to discuss such matters with the Accounting Firm; provided, that copies of any materials provided to the Accounting Firm shall be contemporaneously delivered to the other party and the other party or its Representatives shall be given a reasonable opportunity to participate in any such discussions with the Accounting Firm. The Accounting Firm shall calculate, based solely on the written submissions of Buyer, on the one hand, and DuPont, on the other hand, and not by independent investigation, the Closing Adjustment Amounts and shall be instructed that its calculation (A) must be made in accordance with the standards and definitions in this Agreement (including the Closing Balance Sheet Principles) and Exhibit B, and (B) with respect to each item in dispute, must be within the range of values established for such amount as determined by reference to the value assigned to such amount by DuPont in the Dispute Notice and by Buyer in the Preliminary Adjustment Statement. The Accounting Firm shall submit such calculation to DuPont and Buyer as soon as practicable, but in any event within thirty (30) days after the remaining issues in dispute are submitted to the Accounting Firm. The determination by the Accounting Firm of the Closing Adjustment Amounts, as set forth in a written notice delivered to Buyer and DuPont by the Accounting Firm in accordance with this Agreement, will be binding and conclusive on Buyer and DuPont. The Closing Adjustment Amounts as determined after all disputes have been resolved in accordance with this Section 2.3(b)(ii) are referred to herein collectively as the “Final Adjustment Amounts” and individually as the “Final Net Working Capital”, the “Final Cash Amount” and the “Final Indebtedness Amount”, respectively.

(iii) Buyer and DuPont shall each pay one-half of the fees and expenses of such Accounting Firm.

(iv) In connection with DuPont’s review of the Preliminary Adjustment Statement, Buyer shall (i) provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by Buyer or any of its employees and accountants or other Representatives during the course of its review which are relevant to the Preliminary Adjustment Statement (which access shall be provided promptly after request by DuPont and/or its representatives) and (ii) use its reasonable best efforts to cause Buyer’s independent accountant to communicate and cooperate with DuPont and its representatives with respect to such review; provided, however, that the accountants of Buyer shall not be obliged to make any work papers available to DuPont or its representatives except in accordance with such accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants.

(v) The process set forth in this Section 2.3(b) shall be the exclusive remedy of DuPont and Buyer for any disputes related to the Closing Adjustment Amounts.

(c) Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to the sum (whether a positive or negative number) of (A) the Final Net Working Capital less the Estimated Net Working Capital, plus (B) the Estimated Indebtedness Amount less the Final Indebtedness Amount, plus (C) the Final Cash Amount less the Estimated Cash Amount. If the Post-Closing Adjustment is a positive amount, then Buyer shall, within five (5) Business Days after the determination of the Final Adjustment Amounts pursuant to Section 2.3(b)(ii), make payment to DuPont by wire transfer of immediately available funds to one or more accounts designated by DuPont of the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then DuPont shall, within five (5) Business Days after the determination of the Final Adjustment Amounts pursuant to Section 2.3(b)(ii), make payment to Buyer by wire transfer of immediately available funds to one or more accounts designated by Buyer of the absolute value of the amount of the Post-Closing Adjustment. Any such payment shall be made together with interest thereon at a rate equal to the prime rate as published in The Wall Street Journal in effect on the Closing Date, for the period from the Closing Date through and including the earlier of the date of payment and the date on which such payment is made.

(d) Final Purchase Price Determination. The Final Purchase Price shall be equal to (A) the Preliminary Purchase Price, plus (B) the Post-Closing Adjustment, and minus (C) the Final Pension Funding Amount, if any, as determined pursuant to Section 2.4(a).

Section 2.4 Pension Purchase Price Adjustment

(a) As promptly as practicable following the completion of the Pension Transfers pursuant to Section 2.7(b) of the Employee Matters Agreement, but in no event more than one hundred eighty (180) days after the Closing Date, DuPont shall prepare and deliver to Buyer a statement (the “Preliminary Closing Pension Funding Statement”) that sets forth (together with information to demonstrate how it determined such amount) the amount, if any, (the “Preliminary Closing Pension Funding Amount”) by which (i) the projected benefit obligations under all Foreign Pension Plans that are attributable as of the Effective Time to Non-US DPC Employees (the “Pension Liabilities”) exceeds (ii) the sum of the Reference Pension Funding Amount plus (A) the fair market value as of the Effective Time of the assets of the HPG Scheme (including, for the avoidance of doubt, taking into account any contributions to the HPG Scheme that DuPont or its Affiliates have made prior to the Effective Time in accordance with the final sentence of Section 5.1), plus (B) with respect to the Buyer Transferee Pension Plans, the aggregate fair market value as of the Effective Time of the assets that have been transferred to the Buyer Transferee Pension Plans pursuant to Section 2.7(b) of the Employee Matters Agreement (including for the avoidance of doubt taking into account any contributions to plans that DuPont or its Affiliates have made prior to Closing in accordance with the final sentence of Section 5.1, to the extent such amounts are contributed to or transferred to the applicable Buyer Transferee Pension Plan) plus (C) any assets that DuPont or its Affiliates (other than the Transferred Companies and their Subsidiaries) irrevocably commits before the Effective Time to, and does contribute to the Foreign Pension Plans that within one hundred eighty (180) days after the Closing Date are contributed to or transferred to an applicable Buyer Transferee Pension Plan (such sum of (A) plus (B) plus (C) the “Pension Assets”). In the event DuPont or one of its Affiliates (other than the Transferred DPC Companies and their Subsidiaries) irrevocably commits before the Effective Time to contribute assets to a Foreign Pension Plan and such assets are not contributed to or transferred to an applicable Buyer Transferee Pension Plan within one hundred eighty (180) days after the Closing Date and such assets are contributed to or transferred to an applicable Buyer Transferee Pension Plan within one (1) year after the Closing Date, then Buyer or one of its Subsidiaries shall pay DuPont or one of its Affiliates (by wire transfer of immediately available funds to one or more accounts designated by DuPont), as applicable, as soon as practicable (but in any event within thirty (30) days) after receipt of appropriate verification of the occurrence of such contribution or transfer, an amount equal to the lesser of (x) the amount so contributed or transferred, and (y) the Final Pension Funding Amount. For purposes of this subsection (a), Pension Liabilities shall be determined on the basis of the methodology and assumptions utilized in the audited combined balance sheet of the DPC Business as of December 31, 2011 contained in the Financial Statements (except that, for purposes of determining the applicable dollar exchange rates in regard to the value of Pension Liabilities, the applicable rates shall be those utilized in the balance sheet of DuPont for the month ending on or otherwise nearest in time to the Effective Time), the actual census data as of the Closing and with regard to creditable service performed as of or prior to the Effective Time, and the value of the Pension Assets as denominated in dollars shall be determined using the dollar exchange rates utilized in the balance sheet of DuPont for the month ending on or otherwise nearest in time to the Effective Time. In connection with DuPont’s preparation of the Preliminary Closing Pension Funding Statement, Buyer shall, and shall cause the Transferred DPC Companies and their Subsidiaries to, provide reasonable access, during normal business hours and upon reasonable notice, to their employees and all work papers, schedules, memoranda and other documents which are relevant to the preparation of the Preliminary Closing Pension Funding Statement (which access shall be provided promptly after request by DuPont and/or its Representatives).

(b) Buyer shall have a period of sixty (60) days following delivery of the Preliminary Closing Pension Funding Statement and supporting materials in accordance with subsection (a) above during which to review the Preliminary Closing Pension Funding Amount calculation and supporting materials and to notify DuPont if it believes the calculation of the Preliminary Closing Pension Funding Amount contains mathematical errors, is based on actuarial or other assumptions inconsistent with the principles and definitions set forth in subsection (a) above, or otherwise was not performed in accordance with the principles and definitions set forth in subsection (a) above.

(i) If Buyer shall fail to so notify DuPont of any such dispute before the end of such sixty (60) day period, then the Preliminary Closing Pension Funding Amount shall be the “Final Pension Funding Amount.”

(ii) If Buyer shall so notify DuPont of any such dispute before the end of such sixty (60) day period, Buyer and DuPont shall cooperate in good faith to resolve such dispute as promptly as possible, and the amount so determined by Buyer and DuPont upon resolution, if any, of such dispute shall be the “Final Pension Funding Amount.” In connection with Buyer’s review of the Preliminary Closing Pension Funding Statement, DuPont shall provide reasonable access, during normal business hours and upon reasonable notice, to its employees and all work papers, schedules, memoranda and other documents prepared or reviewed by DuPont or any of its employees and accountants or other Representatives during the course of its review which are relevant to the Preliminary Closing Pension Funding Statement (which access shall be provided promptly after request by Buyer and/or its Representatives).

(iii) If Buyer and DuPont fail to resolve such dispute with respect to any jurisdiction within sixty (60) days after notice by Buyer of the dispute, DuPont and Buyer shall choose an independent actuary (i.e., an actuarial firm that is nationally recognized in such country other than any actuary regularly used by DuPont or Buyer or that assisted Buyer in any dispute initiated by Buyer pursuant to subsection (b)(ii) above); provided, that if DuPont and Buyer cannot mutually agree on the identity of an independent actuary within five (5) Business Days, then DuPont and Buyer shall on the next Business Day each identify an actuarial firm (other than one regularly used by DuPont or Buyer or that assisted Buyer in any dispute initiated by Buyer pursuant to subsection (b)(ii) above), and the independent actuary shall be selected by lot from these two firms, and provided further that if such actuary identified by lot shall not agree to serve within five (5) Business Days, then additional actuarial firms shall be identified in accordance with the foregoing procedures until one shall agree to serve (such independent actuary determined in accordance with this parenthetical, an “Independent Actuary”)). DuPont and Buyer shall require any Independent Actuary to determine, as of the Effective Time and based solely on the principles and definitions set forth in subsection (a) above (and without regard to any determination whether such principles are appropriate to the circumstances), the amount of (A) the Pension Liabilities and (B) the Pension Asset Amount, in each case with respect to the plan(s) in relation to which such Independent Actuary was engaged. DuPont and Buyer shall instruct the Independent Actuary to use every reasonable commercial effort to perform its services within thirty (30) days of submission of the Preliminary Closing Pension Funding Statement and supporting materials to it and, in any case, as promptly as practicable after submission. The determination of an Independent Actuary shall be final and binding on DuPont and Buyer and the amount so determined by the Independent Actuary shall be utilized in determining the “Final Pension Funding Amount” which shall be agreed between DuPont and Buyer within 10 days after the final determination of each Independent Actuary or, in the event such agreement cannot be reached, determined by an internationally recognized accounting firm (other than one regularly used by DuPont or Buyer or that assisted Buyer in any dispute initiated by Buyer pursuant to subsection (b)(ii) above). DuPont and Buyer shall each bear one-half of the costs of each Independent Actuary and any such internationally recognized accounting firm.

(c) DuPont shall, within five (5) Business Days after the determination of the Final Pension Funding Amount, if any, make payment to Buyer by wire transfer of immediately available funds to one or more accounts designated by Buyer of the Final Pension Funding Amount as determined pursuant to Section 2.4(b), if positive, together with interest thereon at a rate equal to the prime rate as published in The Wall Street Journal in effect on the Closing Date, for the period from the Closing Date through and including the earlier of the date of payment and the date on which such payment is made.

Section 2.5 Allocation of Purchase Price

(a) DuPont and Buyer agree that the Purchase Price and the Assumed Liabilities, to the extent relevant, shall be allocated among the DPC Shares, the Minority Investment Interests, the Transferred DPC Joint Venture Interests, the Specified Real Property, the DPC IP, the DuPont Licensed IP, the Trademark License Agreement, the Leased Assets acquired pursuant to the Mexican Asset Transfer, and the DPC Indebtedness in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Purchase Price Allocation”); provided, that such allocation to the Trademark License Agreement shall, if required, be treated by the parties as a pre-paid royalty for U.S. federal income tax purposes. DuPont and Buyer agree to cooperate in good faith to determine the Purchase Price Allocation as soon as reasonably practicable following the date hereof, but in any event, by December 31, 2012. If the parties are unable to agree to a Purchase Price Allocation by December 31, 2012, the matters in dispute (but only the matters in dispute) shall be submitted to the Accounting Firm. The Accounting Firm shall resolve the dispute solely on the basis of presentations by the parties and not by independent review and shall issue a written decision as to the disputed matters within fifteen (15) days after submission of the matter to the Accounting Firm and its decision shall be final and binding on the parties. The costs of the Accounting Firm shall be borne by Buyer and DuPont equally. Any adjustments to the Purchase Price and the Assumed Liabilities shall be allocated in an appropriate and equitable manner consistent with the requirements of applicable Law and as mutually agreed to by DuPont and Buyer. Notwithstanding the foregoing, DuPont shall in its sole discretion exercised in good faith reasonably determine the portion of the Purchase Price allocable to the Leased Assets acquired pursuant to the Mexican Asset Transfer and the allocation of such portion of the Purchase Price among the Leased Assets (as defined in the Mexican Business Lease), which determination shall be binding upon the Buyer, provided that the allocation of Purchase Price to the Leased Assets shall be performed using assumptions and valuation methodologies consistent with the assumptions and methodologies otherwise utilized for purposes of this Section 2.5.

(b) DuPont and Buyer further agree that the Purchase Price and Assumed Liabilities allocated pursuant to Section 2.5(a) to DuPont Performance Coatings LLC and any other Transferred DPC Company, Joint Venture or any of their respective Subsidiaries requiring a similar allocation under applicable Law shall be allocated among the assets of DuPont Performance Coatings LLC and the assets of any such other Transferred Company, Joint Venture or any of their Subsidiaries, respectively, in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (or, if applicable with respect to any non-U.S. Transferred DPC Company, Joint Venture or any of their respective Subsidiaries, the corresponding provisions of non-U.S. Law) (the “Asset Allocation” ), it being understood that no Asset Allocation shall be prepared with respect to the assets of a Transferred DPC Company, Joint Venture or Subsidiary thereof that is classified as a corporation for U.S. federal income tax purposes. Buyer shall prepare a proposed Asset Allocation and deliver it to DuPont as soon as reasonably practicable following the Closing Date, and in any event within one hundred twenty (120) days thereof (or such shorter period otherwise required by applicable Law), for DuPont’s review and approval. DuPont shall have thirty (30) days after the delivery of such proposed Asset Allocation to object in writing, and if it does not object within such period, DuPont shall be deemed to have accepted such proposed Asset Allocation and it shall become final on the thirty-first (31st) day after the delivery of such proposed Asset Allocation to DuPont. If DuPont objects to such proposed Asset Allocation, it shall deliver written notice of such objection within thirty (30) days after delivery of such proposed Asset Allocation, setting forth in reasonable detail the basis for such objection. The parties thereafter shall negotiate in good faith to resolve any differences regarding such proposed Asset Allocation and if they cannot agree in fifteen (15) days after DuPont’s delivery of a written objection to Buyer, the matters in dispute (but only the matters in dispute) shall be submitted to the Accounting Firm for resolution. The Accounting Firm shall resolve the dispute solely on the basis of presentations by the parties and not by independent review and shall issue a written decision as to the disputed matters within fifteen (15) days after submission of the matter to the Accounting Firm and its decision shall be final and binding on the parties. The costs of the Accounting Firm shall be borne by Buyer and DuPont equally. Any adjustments to the Purchase Price and the Assumed Liabilities allocated to DuPont Performance Coatings LLC and any such other Transferred DPC Company, Joint Venture or any of their Subsidiaries pursuant to Section 2.5(a) shall be allocated to the assets of DuPont Performance Coatings LLC and any such other Transferred DPC Company, Joint Venture or any of their respective Subsidiaries, respectively, in an appropriate and equitable manner consistent with the requirements of applicable Law and consistent with the principles set forth on the Asset Allocation to the maximum extent possible and as mutually agreed to by DuPont and Buyer.

(c) The parties shall (i) timely file all Tax Returns (including Internal Revenue Service Form 8594 and any supplemental filings to reflect any revisions to the Purchase Price Allocation or Asset Allocation) required to be filed in connection with the Purchase Price Allocation, the Asset Allocation and any adjustments thereto agreed to by the parties, and (ii) prepare and file all Tax Returns and determine all Taxes in a manner consistent with the Purchase Price Allocation, the Asset Allocation and any adjustments thereto agreed to by the parties. Each of the parties shall notify the other if it receives notice that any Tax Authority proposes any allocation different from that set forth on the Purchase Price Allocation, the Asset Allocation and any adjustments thereto agreed to by the parties.

Section 2.6 Withholding. Buyer and its Affiliates shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the transactions contemplated by this Agreement, such amounts that Buyer and its Affiliates are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, or non-U.S. Law. To the extent that Buyer and its Affiliates withhold such amounts with respect to any Person and properly remit such withheld amounts to the applicable Governmental Authority, such withheld amounts shall be treated as having been paid to or on behalf of such Person. If Buyer determines that it or its Affiliates is required by Law to deduct and withhold any amount as described in this Section 2.6, Buyer shall notify DuPont of any such requirement as soon as reasonably practical after such determination is made by Buyer.

Section 2.7 Trapped Cash Distributions. If, during the twenty-four (24) month period following the Closing Date, any Cash Equivalents that constituted Trapped Cash as of the Effective Time under clause (i) of the definition of Trapped Cash and reduced the Cash Amount as of the Effective Time subsequently cease to constitute Trapped Cash under clause (i) of the definition of Trapped Cash as of any day during such period (other than as a result of any revenues, earnings, profits, results of operations, capital contributions, distributable or other reserves of any Transferred DPC Company, any Joint Venture or any of their respective Subsidiaries to the extent generated, arising or established with respect to, or otherwise attributable to, the period following the Effective Time, which amounts shall be disregarded in determining whether or not any such Cash Equivalents cease to constitute Trapped Cash), Buyer shall pay such amount to DuPont (or one or more Subsidiaries designated by DuPont) minus, the sum of (A) any costs, expenses and Taxes that have been or would be incurred by Buyer, any Transferred DPC Company, any Joint Venture or any of their respective Subsidiaries (other than any cost or expense incurred as a result of any Contract entered into by Buyer or its Subsidiaries (including, any Contract entered into following the Closing by the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries (or at the Closing at the instruction of Buyer))) if such Cash Equivalents were distributed to Buyer or any Subsidiary of Buyer (including, for such purpose, the Transferred DPC Companies and their Subsidiaries, in compliance with Law and any other legal restrictions contained in any applicable organizational document or Contract (other than any Contract entered into by Buyer or its Subsidiaries (including any Contract entered into following the Closing by the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries (or at the Closing at the instruction of Buyer))) and (B) any other costs and expenses incurred by Buyer, any Transferred DPC Company, any Joint Venture or any of their respective Subsidiaries or Affiliates (other than any cost or expense incurred as a result of any Contract entered into by Buyer or its Subsidiaries (including any Contract entered into following the Closing by the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries (or at the Closing at the instruction of Buyer))) in connection with Buyer’s compliance with this Section 2.7, and the amount so paid shall be deemed part of the Final Purchase Price; provided, however, that (x) any Taxes described in clause (A) above shall be reduced by any credits or offsets of Taxes actually realized by Buyer or its Subsidiaries by way of a reduction in the amount of Taxes payable by Buyer or its Subsidiaries with respect to the taxable year in which such distribution is made, any preceding taxable year (other than any Pre-Closing Tax Period) or the two (2) taxable years following such taxable year, which credits or offsets would be directly attributable to any such distribution, (y) in the event Buyer undertakes any such distribution, such distribution shall be undertaken in the most efficient manner reasonably available to Buyer and its Affiliates, and Buyer shall inform DuPont of the proposed manner of any such distributions and consider in good faith any reasonable requests by DuPont so as to minimize costs, expenses and Taxes and (z) any costs, expenses and Taxes incurred by any Joint Venture or its Subsidiaries shall be pro rated in accordance with the applicable Joint Venture Percentage Interest. During the twenty-four (24) month period following the Closing Date, Buyer shall use commercially reasonable efforts to cause any such Trapped Cash to cease to be Trapped Cash.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF DUPONT

DuPont hereby represents and warrants to Buyer that, except as set forth in the Seller’s Disclosure Schedule:

Section 3.1 Organization, Etc. Each of the Sellers, the DPC Affiliates (in respect of the DPC Business), the Transferred DPC Companies and the Transferred DPC Companies’ Subsidiaries is a corporation, partnership or other legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so organized, existing or in good standing would not, in the aggregate, reasonably be expected to be material to the DPC Business or materially impair or materially delay the ability of the Sellers to consummate the transactions contemplated by this Agreement. Each of the Transferred DPC Companies and the Transferred DPC Companies’ Subsidiaries has all requisite power and authority to conduct its business as it is now being conducted and to own, lease and operate its property and assets, except where the failure to have such power and authority would not, in the aggregate, reasonably be expected to be material to the DPC Business. Each of the DPC Affiliates (in respect of the DPC Business), the Transferred DPC Companies and the Transferred DPC Companies’ Subsidiaries is qualified or licensed to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its property or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True and complete copies of the certificate of incorporation and by-laws (or comparable governing documents) of each of the Transferred DPC Companies and the Transferred DPC Companies’ Subsidiaries have been made available to Buyer prior to the date hereof.

Section 3.2 Authority Relative to this Agreement, Etc. Each of DuPont and the Sellers has all requisite corporate or other power and authority to execute and deliver this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. Each Transferred DPC Company or any Subsidiary thereof has all requisite corporate or other power and authority to execute and deliver any Related Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements and the Related Agreements and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of the Local Asset Transfer Agreements and Related Agreements, will be as of their execution) duly authorized by each of DuPont, the Sellers and the Transferred DPC Companies (with respect to any Related Agreement executed by such party prior to the Closing) to the extent party thereto. No other corporate proceedings or other action on the part of DuPont and the Sellers (and no action on the part of stockholders of DuPont or the Sellers) are necessary (or, in the case of the Local Asset Transfer Agreements and Related Agreements, will be necessary as of the execution thereof) to authorize the execution, delivery and performance in accordance with their respective terms of this Agreement, the Local

Purchase Agreements, the Local Asset Transfer Agreements and the Related Agreements and the consummation of the transactions contemplated hereby and thereby. This Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements and the Related Agreements, and the consummation of the transactions contemplated hereby and thereby, have been (or in the case of the Related Agreements and certain of the Local Asset Transfer Agreements and Local Purchase Agreements will be) duly and validly executed and delivered by DuPont and each of the Sellers and the Transferred DPC Companies (with respect to any Related Agreement executed by such party prior to the Closing) to the extent party thereto and, assuming this Agreement and such other agreements (to the extent Buyer is a party to such other agreements) have been duly authorized, executed and delivered by Buyer, each of this Agreement and such other agreements constitutes (or in the case of the Related Agreements and certain of the Local Asset Transfer Agreements and Local Purchase Agreements will constitute) a legal, valid and binding agreement of DuPont, the Sellers and the Transferred DPC Companies (with respect to any Related Agreement executed by such party prior to the Closing) to the extent party thereto, enforceable against DuPont, each such Seller and each of the Transferred DPC Companies (with respect to any Related Agreement executed by such party prior to the Closing) in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles.

Section 3.3 Capitalization.

(a) Section 3.3(a) of the Seller’s Disclosure Schedule sets forth the authorized, issued and outstanding shares of capital stock (or other equity interests) of each Transferred DPC Company and the record owners and, to the extent such record owners are not beneficial owners, beneficial owners of such issued and outstanding capital stock (or other equity interests), along with each Transferred DPC Company’s jurisdiction of organization (x) as of the date hereof and (y) as of the Closing Date after giving effect to the Pre-Closing Restructuring Transactions, subject to any amendment of such Pre-Closing Restructuring Transactions in accordance with Section 5.17. All of the issued and outstanding capital stock (or other equity interests) of the Transferred DPC Companies are, or as of immediately prior to the Closing will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Encumbrances in respect thereof. The DPC Share Sellers own, or as of immediately prior to the Closing will own, all of the issued and outstanding shares (or other equity interests) of the Transferred DPC Companies and the Minority Investment Interests, in each case, free and clear of any Encumbrances other than Permitted Encumbrances. Except as set forth in Section 3.3(a) or Section 3.3(b) of the Seller’s Disclosure Schedule, there are no shares of common stock, preferred stock or other equity interests of any Transferred DPC Company or any of their Subsidiaries (including, without limitation, phantom stock, stock appreciation rights or other similar rights) authorized, reserved, issued or outstanding, and there are no preemptive rights or other outstanding rights, subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type or other securities or obligations with respect thereto (i) convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of any Transferred DPC Company or any of their Subsidiaries, (ii) requiring or giving any Person any rights with respect to the issuance, sale, transfer, repurchase, redemption or other acquisition of any shares of capital stock (or other equity interests) of any Transferred DPC Company or any of its Subsidiaries, (iii) restricting the transfer of any shares of capital stock (or other equity interests) of any Transferred DPC Company or any of its Subsidiaries, or (iv) relating to the voting of any shares of capital stock of any Transferred DPC Company or any of its Subsidiaries.

(b) Section 3.3(b) of the Seller’s Disclosure Schedule sets forth the authorized capital stock (or other equity interests) of each entity that will after giving effect to the Pre-Closing Restructuring Transactions in accordance with Section 5.17, be a direct or an indirect Subsidiary of the Transferred DPC Companies as of Closing, and (i) the issued and outstanding shares of capital stock (or other equity interests) of each such Subsidiary as of the date hereof and as of the Closing Date after giving effect to the Pre-Closing Restructuring Transactions in accordance with Section 5.17 (subject to any amendment of such Pre-Closing Restructuring Transactions in accordance with the terms hereof), (ii) the name of each Person who owns, or will own, of record and, to the Knowledge of DuPont, beneficially (if such record owner does not have beneficial ownership) any of such shares of capital stock (or other equity interests) as of the date hereof and as of the Closing Date after giving effect to the Pre-Closing Restructuring Transactions in accordance with Section 5.17 (subject to any amendment of such Pre-Closing Restructuring Transactions in accordance with the terms hereof), and (iii) each such Subsidiary’s jurisdiction of organization. Except as set forth in Section 3.3(b) of the Seller’s Disclosure Schedule, all of the outstanding shares of capital stock (or other equity interests) of the Subsidiaries of each of the Transferred DPC Companies are (A) as of the date hereof and as of the Closing Date will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights or Encumbrances in respect thereof, other than Permitted Encumbrances, and (B) subject to any permitted amendment of such Pre-Closing Restructuring Transactions in accordance with Section 5.17, owned, or as of immediately prior to the Closing will be owned, by a Transferred DPC Company or one of its Subsidiaries, free and clear of any Encumbrances.

(c) Section 3.3(c) of the Seller’s Disclosure Schedule sets forth the name of each Joint Venture and each Subsidiary of a Joint Venture, its jurisdiction of organization, its Joint Venture Percentage Interest, the amount of its authorized capital stock (or other equity interests) and the amount thereof owned of record and beneficially (if such record owner does not have beneficial ownership) by each Seller, other Joint Venture, Transferred DPC Company or Subsidiary thereof and, to the Knowledge of DuPont, any other organization (x) as of the date hereof and (y) as of the Closing Date after giving effect to the Pre-Closing Restructuring Transactions, subject to any amendment of such Pre-Closing Restructuring Transactions in accordance with Section 5.17. Except as set forth in Section 3.3(c) of the Seller’s Disclosure Schedule or the Joint Venture Agreements, each share of capital stock or other equity interest of the Joint Ventures and their Subsidiaries that is reflected in Section 3.3(c) of the Seller’s Disclosure Schedule as owned by a Seller, other Joint Venture, Transferred DPC Company or Subsidiary thereof (i) is owned by such Person free and clear of any Encumbrances and (ii) subject to any permitted amendment of such Pre-Closing Restructuring Transactions in accordance with Section 5.17, as of immediately prior to the Closing will be owned by a DPC Joint Venture Seller, Transferred DPC Company or one of its Subsidiaries, free and clear of any Encumbrances. The outstanding shares of capital stock or other equity interests of each Joint Venture and Subsidiary thereof reflected in Section 3.3(c) of the Seller’s Disclosure Schedule as

owned by a Seller, other Joint Venture, Transferred DPC Company or Subsidiary thereof have been duly authorized and validly issued and, except as set forth in the applicable Joint Venture Agreements, are fully paid and nonassessable and were issued free of preemptive rights. Except as set forth in Section 3.3(c) of the Seller’s Disclosure Schedule or the Joint Venture Agreements, there are no outstanding options, warrants, rights or other securities exercisable or exchangeable for equity securities of any Joint Venture or Subsidiary thereof or any capital stock (or other equity interests, including, without limitation, phantom stock, stock appreciation rights or other similar rights) of any Joint Venture or Subsidiary thereof held by DuPont or any of its Subsidiaries, any other commitments or agreements to which DuPont or any of its Subsidiaries is a party providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of such Joint Venture or Subsidiary’s capital stock (or other equity interests), or any agreements of any kind to which DuPont or any of its Subsidiaries is a party that may obligate any Joint Venture or Subsidiary thereof to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock (or other equity interests). Except as set forth on Section 3.3(c) of the Seller’s Disclosure Schedule or in the Joint Venture Agreements, there are no agreements, proxies, arrangements or other understandings in effect with respect to the voting or transfer of the shares (or other equity interests) of any of the Joint Ventures or any Subsidiaries thereof. True and complete copies of all Joint Venture Agreements have been made available to Buyer prior to the date hereof.

(d) None of the Transferred DPC Companies nor any of their Subsidiaries owns any material equity interest, or any interest convertible into or exchangeable for a material equity interest, in any Person (other than other Transferred DPC Companies, Subsidiaries of Transferred DPC Companies, Joint Ventures or Subsidiaries thereof).

(e) There is no Liability for, or obligation with respect to, any dividends or distributions declared or accumulated but unpaid with respect to any shares of the capital stock or other equity interests of any Transferred DPC Company or Subsidiary thereof or any Joint Venture or Subsidiary thereof.

Section 3.4 Consents and Approvals; No Violations. Neither the execution, delivery and performance of this Agreement by DuPont nor the execution, delivery and performance of the Local Asset Transfer Agreements, the Local Purchase Agreements and Related Agreements by DuPont or the Sellers party thereto, nor the consummation of the transactions contemplated hereby and thereby by DuPont or the Sellers, will (a) violate any provision of the certificate of incorporation or by-laws (or other comparable governing documents) of DuPont, any Seller or any of the Transferred DPC Companies or any of the Transferred DPC Companies’ Subsidiaries, (b) require any consent, waiver, approval, license, authorization or permit of, or filing with or notification to (collectively, the “Governmental Filings”), any Governmental Authority except for (i) filings with the Federal Trade Commission (the “FTC”) and with the Antitrust Division of the United States Department of Justice (the “DOJ”) pursuant to the HSR Act, and the rules and regulations promulgated thereunder and (ii) requirements of any foreign Regulatory Laws and Laws regulating trade or exchange or currency controls, and (iii) such consents, waivers, approvals, licenses, authorizations, permits, filings or notifications which, if not obtained or made, would not, in the aggregate, be reasonably expected to be material to the DPC Business, (c) result in a violation, infringement or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration or any obligation of any DPC Affiliate (in respect of the DPC Business) or any of the Transferred DPC Companies or their Subsidiaries under or a loss of any benefit to which any DPC Affiliate (in respect of the DPC Business) or any of the Transferred DPC Companies or their Subsidiaries is entitled under, or require the consent of or notice to any Person under, any of the terms, conditions or provisions of any Material Contract, (d) assuming the making of the Governmental Filings and obtaining of the related approval referred to in clause (b)(i) or (b)(ii) above, violate any Law applicable to any DPC Affiliate (in respect of the DPC Business) or any of the Transferred DPC Companies or their Subsidiaries or by which any of such Persons’ respective properties or Assets may be bound or (e) result in the creation of any Encumbrance, other than Permitted Encumbrances, upon any of the assets or properties of any Transferred DPC Company or any Subsidiary thereof , except in the case of clauses (c), (d) and (e) for conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses and Encumbrances that would not, individually or in the aggregate, reasonably be expected to be material to the DPC Business.

Section 3.5 Financial Statements. Section 3.5 of the Seller’s Disclosure Schedule contains copies of the (i) audited combined balance sheets of the DPC Business as of December 31, 2010 and December 31, 2011 and the related audited combined statements of operations of, statements of cash flows of and statements of changes in parent company net investment in the DPC Business for the fiscal years ended on December 31, 2009, December 31, 2010 and December 31, 2011 and (ii) unaudited combined interim statements of operations of, statements of cash flows of and statements of changes in parent company net investment in the DPC Business for the three-month periods ended March 31, 2012 and March 31, 2011 and an unaudited combined balance sheet of the DPC Business as of March 31, 2012 and March 31, 2011 (the items referred to in clause (i), together with the notes thereto, being herein collectively referred to as the “Audited Financial Statements”; the items referred to in clause (ii) being herein collectively referred to as the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth in Section 3.5 of the Seller’s Disclosure Schedule and the notes to the Audited Financial Statements, the Financial Statements present fairly in all material respects the combined financial condition and the results of operations of, cash flows of and changes in parent company net investment in the DPC Business as of such dates and for such periods in accordance with GAAP applied on a consistent basis (except as set forth in such Financial Statements), subject, with respect to the Interim Financial Statements, to normal and recurring year-end adjustments that are not expected to be material, on an individual basis or in the aggregate, in amount and the absence of disclosures normally made in footnotes to audited financial statements.

Section 3.6 Absence of Certain Changes. Between December 31, 2011 and the date of this Agreement, (a) except as expressly contemplated by this Agreement, the Transferred DPC Companies, their Subsidiaries, and the DPC Affiliates (in respect of the DPC Business) have conducted the DPC Business in the ordinary course consistent with past practice; (b) none of the Transferred DPC Companies, their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) has taken or agreed to take any action that would be prohibited by Sections 5.1(e), (f), (g), (h), (i), (k), (l), (m) and (p) if taken after the date of this Agreement; and (c) there has not been any change, event, effect, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 Compliance with Law, Permits. Other than with respect to any Excluded Assets or Retained Liabilities and except as set forth on Section 3.7 of the Seller’s Disclosure Schedule, (i) none of the Transferred DPC Companies, their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) is, or in the past two (2) years has been, in violation of any applicable Law except for any such violations that would not, individually or in the aggregate, be material to the DPC Business, and (ii) neither DuPont nor any of its Subsidiaries has received any written notice alleging any such violation. Other than with respect to any Retained Liabilities, the Transferred DPC Companies and their Subsidiaries and the DPC Affiliates (in respect of the DPC Business) have or, with respect to the entities formed in connection with the Pre-Closing Restructuring Transactions, will have as of Closing all material permits, licenses, certificates, qualifications, registrations, approvals for their products, other approvals and other authorizations issued by a Governmental Authority necessary for the conduct of the DPC Business as presently conducted (the “Permits”) and are, and during the past two (2) years have been, in compliance in all material respects, with the terms of the Permits. Notwithstanding anything contained in this Section 3.7, no representation or warranty shall be deemed to be made in this Section 3.7 in respect of any matter the subject matter of which is specifically covered by Section 3.10, Section 3.11, Section 3.12 or Section 3.14.

Section 3.8 Undisclosed Liabilities. Except (a) as disclosed, set forth or reflected or reserved against on the Financial Statements, (b) for Liabilities incurred or permitted to be incurred pursuant to this Agreement, (c) for Liabilities incurred after December 31, 2011 in the ordinary course of business, consistent with past practices, (d) for Liabilities set forth on Section 3.8 of the Seller’s Disclosure Schedule, or (e) for Retained Liabilities, the DPC Business is not subject to any material Liabilities that would be required by GAAP to be reflected or reserved against on a combined balance sheet of the DPC Business or disclosed in the footnotes thereto. Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of any matter the subject matter of which is specifically covered by Section 3.7, Section 3.10, Section 3.11, Section 3.12 or Section 3.14.

Section 3.9 Litigation.

(a) Except as set forth on Section 3.9 of the Seller’s Disclosure Schedule and for Actions relating to the Excluded Assets or the Retained Liabilities, as of the date of this Agreement, there is no Action pending, or, to the Knowledge of DuPont, Action threatened, against a Transferred DPC Company or any Subsidiaries thereof or the DPC Affiliates (in respect of the DPC Business) or arising out of, relating to or involving the DPC Business or any properties or rights of a Transferred DPC Company or its Subsidiaries, other than Actions which, if adversely determined, would not reasonably be expected to result in the imposition of damages in an amount in excess of $1,000,000 individually or $5,000,000 in the aggregate if arising from similar facts or circumstances, or result in the imposition of any equitable relief.

(b) As of the date of this Agreement, none of the Transferred DPC Companies or their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) is or has been, since December 31, 2010, subject to any outstanding material injunction, writ, judgment, order or decree of any Governmental Authority or arbitration tribunal.

(c) Notwithstanding anything contained in Section 3.9, no representation or warranty shall be deemed to be made in Section 3.9 in respect of any matter the subject matter of which is specifically covered by Section 3,10, Section 3.11, Section 3.12, Section 3.13 or Section 3.14.

Section 3.10 Taxes.

(a) Each of the Transferred DPC Companies and their Subsidiaries has (i) timely filed (or had timely filed on its behalf) with the appropriate Tax Authorities all material Tax Returns required to be filed by or on behalf of it, and each such Tax Return was complete and accurate in all material respects, and (ii) timely paid (or had paid on its behalf) all material Taxes due and owing, regardless of whether required to be shown or reported on a Tax Return, including Taxes required to be withheld by it.

(b) There is no Tax Audit pending against or with respect to any of the Transferred DPC Companies or their Subsidiaries in respect of any material Tax and no written or, to DuPont’s Knowledge, unwritten notice of such a Tax Audit with respect to any material Tax has been received by DuPont, any Affiliate of DuPont or any Transferred DPC Company or its Subsidiaries.

(c) No deficiency or other claim for a material Tax has been asserted in writing or, to DuPont’s Knowledge, otherwise, against any of the Transferred DPC Companies or their Subsidiaries, except for asserted deficiencies or other claims that have been resolved and paid in full.

(d) There are no material liens for Taxes upon the Assets or property of any of the Transferred DPC Companies or their Subsidiaries, except for Permitted Encumbrances.

(e) There is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes of any Transferred DPC Company or its Subsidiaries or any other agreement with any Governmental Authority which has had, or after the Closing Date would have, a material impact on the amount of Taxes payable by any Transferred DPC Company or its Subsidiaries.

(f) No written or, to the Knowledge of DuPont, unwritten claim has been made since January 1, 2006 by a Governmental Authority in a jurisdiction where any Transferred DPC Company or Subsidiary thereof does not file Tax Returns that such entity is or may be subject to taxation by such jurisdiction.

(g) Within the past two years none of the Transferred DPC Companies or their respective Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(h) None of the Transferred DPC Companies or their respective Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(i) There are no Tax allocation, Tax sharing or Tax indemnification agreements or other similar arrangements under which any Transferred DPC Company or any Subsidiary thereof would be liable after the Closing for Taxes of any other Person (other than another Transferred DPC Company or any Subsidiary thereof).

(j) None of the Transferred DPC Companies or any Subsidiary thereof (i) has been a member of an affiliated group filing a combined, consolidated, unitary or other group Tax Return (other than an affiliated group of which the common parent is DuPont) or (ii) has any Liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise.

(k) Neither the Transferred DPC Companies or their Subsidiaries nor Buyer or any of its Affiliates could be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of (i) any change in method of accounting for a Pre-Closing Tax Period that occurred within the five (5) year period ending on the Closing Date, (ii) any written agreement with a Governmental Authority executed within the five (5) year period ending on the Closing Date, (iii) any intercompany transactions or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Tax Law), (iv) any installment sale or open transaction disposition made on or prior to the Closing Date, (v) any prepaid amounts received on or prior to the Closing Date or (vi) any election under Section 108(i) of the Code.

(l) Neither DuPont, Sellers nor any of the Transferred DPC Companies or any Subsidiary thereof has made any affirmative entity classification elections under Treasury Regulation Section 301.7701-3 for any Joint Venture, Transferred DPC Company or any of their Subsidiaries.

(m) None of the Joint Ventures, the Transferred DPC Companies or any of their respective Subsidiaries that is organized under the laws of a country other than the United States (each, a “Foreign Company”) (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (ii) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(n) None of DPC de Mexico SA de CV, DP Servicios SA de CV, DPC Andina (Columbia) SA, and DPC Columbia SA (each a “CFC”) has an investment in U.S. property within the meaning of Section 956 of the Code. Neither Buyer or any of its Affiliates nor any Transferred DPC Company or any Subsidiary thereof would be required to include any material amounts in gross income with respect to any CFC pursuant to Section 951 of the Code if the taxable year of any such CFC were deemed to end on the day after the Closing Date, but not taking into account any activities or income of any such CFC on such day.

(o) Section 3.10(o) of the Seller’s Disclosure Schedule sets forth with respect to each of the Foreign Companies with an annual taxable period other than the calendar year the date of the end of the annual taxable period of such entity.

(p) None of the Transferred DPC Companies or their Subsidiaries have permanent establishments, other than in the country of their respective incorporation.

(q) All German fiscal unities (Organschaft) between any of DuPont de Nemours (Deutschland) GmbH, DuPont Performance Coatings GmbH, Spies Hecher GmbH and Standox GmbH have been and will be fully tax effective up and until December 31, 2012.

(r) No tax ruling or agreement issued to or entered into by DuPont or any of its Affiliates (including the Transferred DPC Companies and their Subsidiaries) in connection with the demerger transactions described in Schedule 5.17 (i) requires any Transferred DPC Company or Subsidiary thereof to take any action after the Closing, other than to properly report the transaction in its books and records as required under local Law; (ii) prohibits any Transferred DPC Company or Subsidiary thereof from taking any action after the Closing; or (iii) is conditioned upon any Transferred DPC Company or Subsidiary thereof taking or refraining from taking any action after the Closing.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Section 3.11(a) of the Seller’s Disclosure Schedule contains a true and complete list of each material Employee Benefit Plan. For purposes of this Agreement, “Employee Benefit Plan” means any deferred compensation plan and any incentive compensation, equity compensation plan, bonus, severance, retirement, “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject thereto); “pension” plan, fund or program (within the meaning of section 3(2) of ERISA, whether or not subject thereto), including Foreign Pension Plans; any employment, change-in-control, transaction bonus, retention, termination or severance agreement; and any other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by DuPont or any of its Subsidiaries or by any trade or business, whether or not incorporated, that together with DuPont or any of its Subsidiaries would be deemed a “single employer” within the meaning of section 4001(b) of ERISA (an “ERISA Affiliate”), or to which DuPont, its Subsidiaries or an ERISA Affiliate is party, whether written or oral, in each case for the benefit of any Business Employee. For purposes of this Agreement, “Transferred Business Plan” means (i) any Employee Benefit Plan that as of the Closing is maintained or sponsored solely by any Transferred DPC Company or any of their respective Subsidiaries and (ii) any Employee Benefit Plan the Liabilities for which will automatically transfer to any Transferred DPC Company or any of their respective Subsidiaries by operation of applicable Law in connection the transactions contemplated by this Agreement (but only to the extent of such automatic transfer). Section 3.11(a) of the Seller’s Disclosure Schedule separately identifies as such all material Transferred Business Plans and all Foreign Pension Plans as of the date hereof.

(b) DuPont has made available to Buyer true and complete copies of each Transferred Business Plan or a summary thereof, a summary of the funded status of each

Foreign Pension Plan as of December 31, 2011, the most recent opinion or determination letter received from the IRS or any other Governmental Authority in respect of each Employee Benefit Plan, and all material notices of or correspondence with any governmental agency or entity as to any matter related to such plan’s compliance with Law that remains unresolved.

(c) No liability under Title IV or Section 302 of ERISA has been incurred by any of the Transferred DPC Companies or their Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could present a material risk to any of the Transferred DPC Companies or their Subsidiaries of incurring any such liability.

(d) No Transferred Business Plan which is subject to Title IV of ERISA (“Transferred Business Title IV Plan”) is, or within the five (5) year period preceding the date of their Agreement was, a “multiemployer pension plan,” as defined in Section 3(37) of ERISA, nor is any Transferred Business Title IV Plan a plan described in Section 4063(a) of ERISA.

(e) Section 3.11(e) of the Seller’s Disclosure Schedule contains a true and complete list of each Employee Benefit Plan that is a defined benefit pension plan or is subject to Title IV of ERISA.

(f) Except with respect to the HPG Pension Scheme (the “HPG Scheme”) and the Du Pont (U.K.) Limited Pensions Fund (the “DUK Fund”), no Transferred DPC Company nor any Subsidiary thereof is or has at any time in the last six (6) years been the employer or connected or associated with the employer (as those terms are used in the UK Pensions Act 2004) of a UK defined benefit pension plan. No contribution notice or financial support direction (both terms as defined in the UK Pensions Act 2004) has been issued (or, to the Knowledge of DuPont, threatened to be issued) against any Person in relation to any Foreign Pension Plan maintained in the United Kingdom and no circumstances exist or have existed which could give rise to the issuance of such a contribution notice or financial support direction. As at the date of this Agreement, no notifiable event, as defined in the UK Pensions Act 2004, has occurred in relation to the HPG Scheme or the DUK Fund. As at the date of this Agreement, no debt under section 75 or 75A of the UK Pensions Act 1995 (as amended), or any regulations made under that Act (“Section 75 Debt”), is or has become due to either the HPG Scheme or the DUK Fund from the Transferred DPC Companies. The UK Pensions Regulator has not, and nor have the trustees, notified DuPont or any of its Subsidiaries that it/they intend to wind up the HPG Scheme in whole or in part without the consent of the plan’s principal employer and no act, event or omission has (to the Knowledge of DuPont) occurred which may lead to the winding up of that plan. None of DuPont or any of its Subsidiaries has given, or could have any liability under, any indemnity, undertaking or guarantee to any person in respect of the HPG Scheme other than as set out in the trust deed and rules of the plan.

(g) Each Transferred Business Plan and, to the extent relevant to the participation of a Transferred DPC Company or a Subsidiary of a Transferred DPC Company, each Foreign Pension Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code and corresponding or similar provisions of non-U.S. Law, and with respect to each Transferred Business Plan and, to the extent referenced above, each Foreign Pension Plan, substantially all contributions and obligations under or in connection with the Transferred Business Plan or Foreign Pension Plan, including obligations arising by operation of Law, that have become due on or prior to the Closing Date have been made or satisfied or, if applicable, accrued in accordance with GAAP or other applicable accounting practices.

(h) All Foreign Pension Plans subject to German Law have been regularly adjusted as required by Section 16 of the German Company Pension Act (BetrAVG) and no backlog adjustments are required to be made for periods through the Closing Date. All contributions due and payable to the pension guarantee association (Pensionssicherungsverein) in Germany as of the Closing Date with respect to any Foreign Pension Plan have been paid or will be paid as of the Closing Date.

(i) Each Transferred Business Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter to such effect from the IRS as to such qualification and to the Knowledge of DuPont no events have occurred that could reasonably be expected to result in the loss of such qualification.

(j) No Employee Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for Business Employees for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan” or (iii) benefits under a Retained Plan (as defined in the Employee Matters Agreement) the full cost of which is borne by the Business Employee (or his beneficiary).

(k) Except to the extent required by applicable Law (it being understood that contractual obligations shall not be considered required by applicable Law for this purpose), the consummation of the transactions contemplated by this Agreement shall not, either alone or in combination with another event (including termination of employment), (i) entitle any Business Employee to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment, vesting or funding, or increase the amount, of compensation due any Business Employee or (iii) accelerate the time of funding or result in any debt or obligation of the Transferred DPC Companies or their subsidiaries to or with respect to any Employee Benefit Plan.

(l) No amount or benefit that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former Business Employee who is a “disqualified individual” within the meaning of Section 280G of the Code could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement. No Business Employee is entitled to a gross-up of any Taxes imposed by Section 4999 of the Code.

(m) As of the date of this Agreement, to the Knowledge of DuPont, there are (i) no pending or threatened claims, or facts that could reasonably be expected to give rise to material claims, by or on behalf of any Transferred Business Plan or Foreign Pension Plan, by any employee or beneficiary covered under any such Transferred Business Plan or Foreign Pension Plan, or otherwise involving any such Transferred Business Plan or Foreign Pension Plan (other than routine claims for benefits) or (ii) no material matters pending (other than routine qualification determination filings) with respect to any of the Transferred Business Plans or Foreign Pension Plans before any Governmental Authority.

(n) As of the date of this Agreement, there has been no amendment to, written interpretation or announcement (whether or not written) by DuPont or any of its Affiliates relating to, or change in employee participation or coverage under, any Employee Benefit Plan which (A) with respect to Transferred Business Plans would increase materially the expense of maintaining such Transferred Business Plan or (B) with respect to Employee Benefit Plans that are not Transferred Business Plans would materially increase the expense of maintaining a comparable employee benefit plan, program, agreement or arrangement following the Closing Date, in either case above the level of the expense incurred in respect thereof for the 12 months ended as of the date of the Financial Statements.

(o) Without limiting any of the foregoing provisions, with respect to each Transferred Business Plan established or maintained outside of the United States primarily for Business Employees residing outside the United States and each Foreign Pension Plan (collectively, the “Foreign Benefit Plans”): (i) (A) the fair market value of the assets of each funded Foreign Benefit Plan, (B) the collective liability of each insurer for any Foreign Benefit Plan funded through insurance or (C) the book reserve established for any Foreign Benefit Plan, in any case together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Benefit Plan and no transaction contemplated by this Agreement shall cause such assets, insurance obligations or reserves, together with any such accrued contributions, to be less than such benefit obligations; and (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Governmental Authorities.

(p) No employee benefit trust has been constituted by DuPont or any of its Subsidiaries for the benefit of any Business Employee who works in the United Kingdom or any dependent of any such Business Employee.

Section 3.12 Environmental Matters. Other than with respect to any Excluded Assets or Retained Liabilities, (a) the DPC Business is in material compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by such entities of all material Environmental Permits, and compliance in all material respects with the terms and conditions thereof); (b) there is no material Environmental Claim pending or, to the Knowledge of DuPont, threatened against any Transferred DPC Company or their Subsidiaries; (c) to the Knowledge of DuPont, there have been no Releases of Hazardous Substances on, at, in or underneath any of the Owned Real Property or Leased Real Property or on, at, in or underneath any property formerly owned or operated by any Transferred DPC Company or its Subsidiaries or the DPC Affiliates (in respect of the DPC Business), respectively, that would reasonably be expected to result in a liability that would be material to the DPC Business; and (d) the Transferred DPC Companies and their Subsidiaries and the DPC Affiliates (in respect of the DPC Business) have delivered or otherwise made available for inspection to Buyer true, complete and correct copies of any material reports, studies, analyses, tests or monitoring possessed by or reasonably available to DuPont, the Transferred DPC Companies and their

Subsidiaries or the DPC Affiliates (in respect of the DPC Business) pertaining to Hazardous Substances in, on, beneath or adjacent to any of the Owned Real Property or Leased Real Property, or regarding their compliance with applicable Environmental Laws. Except as set forth on Section 3.12 of the Seller’s Disclosure Schedule, neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby (including the transactions contemplated by Section 5.17 of the Seller’s Disclosure Schedule) will require any consent, waiver or approval of any Governmental Authority with respect to, or result in the revocation of, any Environmental Permits material to the DPC Business. Notwithstanding anything to the contrary herein, the parties hereby agree that all matters with respect to compliance with, or Liabilities arising under, Environmental Laws shall be excluded from all other representations and warranties in this Article III. The representations and warranties contained in this Section 3.12 shall be the exclusive representations and warranties with respect to such matters.

Section 3.13 Real Property.

(a) Section 3.13(a) of Seller’s Disclosure Schedule sets forth a complete and accurate, in all material respects, list of all of the real property owned by the Transferred DPC Companies and their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) as of the date hereof, other than real property to be leased, subleased or licensed to the DPC Business under an Administrative Services Agreement. The Transferred DPC Companies and their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) have (or immediately prior to the Closing will have) good and valid title in fee simple to the Owned Real Property (other than the Specified Real Property), free and clear of all Encumbrances other than Permitted Encumbrances. As of the Closing Date, Buyer or a Subsidiary thereof will have good and valid title in fee simple to the Specified Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Section 3.13(b) of Seller’s Disclosure Schedule sets forth a complete and accurate, in all material respects, list of all of the material real property leased, subleased, ground leased, subleased or licensed by the Transferred DPC Companies and their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) as of the date hereof, other than real property to be leased or licensed to the DPC Business under an Administrative Services Agreement. True, correct and complete copies of all material Leases in effect as of the date hereof relating to the Leased Real Property have heretofore been delivered by DuPont to Buyer. All such Leases are valid, binding and in full force and effect and are enforceable against the Transferred DPC Company, Subsidiary of a Transferred DPC Company or DPC Affiliate party thereto and, to the Knowledge of DuPont, the other parties thereto in accordance with their terms, in each case, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles. None of the Sellers or any of the Transferred DPC Companies or their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) has received written notice of any, and, to the Knowledge of DuPont, there is no material default under any material Lease relating to Leased Real Property.

(c) As of the date hereof, none of the Sellers or any of the Transferred DPC Companies or their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) has received any written notice from any Governmental Authority that (i) the Real Property is in any violation of any federal, state or municipal law, ordinance, order, regulation or requirement or (ii) any special assessment or similar Tax will be imposed on any of the Real Property, in each case, that would reasonably be expected to have a Material Adverse Effect.

(d) As of the date hereof, none of the Transferred DPC Companies or their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) has received any written notice that (i) any condemnation proceeding is pending or threatened with respect to any Real Property or (ii) any material zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any Real Property in the ordinary course consistent with past practice.

Section 3.14 Intellectual Property.

(a) Set forth in Section 3.14(a) of the Seller’s Disclosure Schedule is a true and correct (in all material respects) list, as of the date of this Agreement, of all United States and foreign: (i) issued Patents and Patent applications; (ii) Trademark registrations and Trademark registration applications; (iii) Internet domain names; and (iv) Copyright registrations and Copyright registration applications, in each case, included in the DPC Assets, and identifying whether such Intellectual Property is owned by a Transferred DPC Company, one of its Subsidiaries or a DPC Affiliate. As of the date hereof, all material Intellectual Property set forth in Section 3.14(a) of Seller’s Disclosure Schedule is in effect, subsisting and unabandoned, and, to the Knowledge of DuPont, valid, and all maintenance and prosecution fees relating thereto that are due as of the date of this Agreement have been paid. Except as set forth in Section 3.14(a) of the Seller’s Disclosure Schedule, all Intellectual Property set forth in Section 3.14(a) of the Seller’s Disclosure Schedule is owned, of record title, by DuPont or one of its Subsidiaries free and clear of any and all Encumbrances other than Permitted Encumbrances. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, asserted or, to the Knowledge of DuPont, threatened in writing as of the date of this Agreement concerning the ownership, validity, registrability or enforceability, of any Intellectual Property set forth in Section 3.14(a) of Seller’s Disclosure Schedule or any material Intellectual Property owned by DuPont, a Transferred DPC Company or any of their Subsidiaries and included in the DPC Assets (other than intellectual property office actions and the like).

(b) To the Knowledge of DuPont, the conduct of the DPC Business does not materially infringe, misappropriate or otherwise violate any Person’s Intellectual Property rights. Except as set forth in Section 3.14(b) of the Seller’s Disclosure Schedule, as of the date hereof, there is no claim pending or threatened in writing against DuPont or its Subsidiaries asserting that the DPC Business has infringed, misappropriated or otherwise violated the Intellectual Property rights of another Person in any material respect.

(c) Except as set forth in Section 3.14(c) of the Seller’s Disclosure Schedule, (i) to the Knowledge of DuPont, as of the date hereof, no Person is materially infringing or otherwise violating any Intellectual Property included in the DPC Assets, and (ii) no Intellectual Property related claims regarding any Intellectual Property included in the DPC Assets are pending or threatened in writing as of the date hereof against any Person by DuPont, the Sellers or their respective Affiliates. Notwithstanding anything to the contrary herein,

Section 3.14(b) and this Section 3.14(c) constitute the only representations and warranties of DuPont contained herein with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property of any other Person.

Section 3.15 Assets.

(a) The Transferred DPC Companies (and their Subsidiaries) and the DPC Affiliates (in respect of the DPC Business), in the aggregate, own, lease, license or have the legal right to use, and the Transferred DPC Companies (and their Subsidiaries) will at or immediately prior to the Closing own, lease, license or have the legal right to use, all material tangible DPC Assets, free and clear of all Encumbrances, other than Permitted Encumbrances; provided, that the foregoing shall not apply to Real Property and Intellectual Property, which are covered in Section 3.13 and Section 3.14, respectively.

(b) The DPC Assets that will be held, leased or licensed by the Transferred DPC Companies and their Subsidiaries as of the Closing, together with all Assets the benefit of which is to be provided to Buyer or one of its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries) pursuant to this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements or the Related Agreements, and the corporate services provided by DuPont or its Subsidiaries to the DPC Business set forth in Section 3.15(b) of the Seller’s Disclosure Schedule, will constitute, as of Closing, all material Assets (other than (i) Non-Transferable Permits, (ii) the services of Governmental Authorities or third party utility providers (and Assets of Governmental Authorities or third party utility providers related to the provision of such services) provided to the DPC Business of a type generally provided by Governmental Authorities or third party utility providers to similarly situated Persons, (iii) Excluded Shared Contracts and (iv) the Specified Real Property and the Leased Assets (as defined in the Mexican Business Lease), which shall be transferred immediately following the Closing) which are required for Buyer and its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries) to operate the DPC Business substantially in the manner in which it is operated on the date hereof; provided, that the foregoing is subject to the limitation that certain transfers, assignments, licenses, sublicenses, leases and subleases (as the case may be) of Actions, Assets, Contracts, Permits, Delayed Companies, Environmental Permits, Joint Venture Interests, and any claim or right or benefit arising thereunder or resulting therefrom, may require the consent to transfer, assign, license, sublicense, lease or sublease (as the case may be) of a third party which has not been obtained, and that such matters are addressed in the Local Asset Transfer Agreements, the Local Purchase Agreements, the Related Agreements and Sections 5.16, 5.18 and 5.19 of this Agreement.

Section 3.16 Brokers and Finders. Except for those entities set forth in Section 3.16 of the Seller’s Disclosure Schedule, the fees of which will be paid by DuPont, in connection with the transactions contemplated by this Agreement, no Person is entitled to any brokerage, investment banker, finders’ or similar fee or commission based upon arrangements made by or on behalf of DuPont, any other Seller or the Transferred DPC Companies or their Subsidiaries and for which any Person other than DuPont or a Retained Subsidiary would be liable or which is otherwise included as an Assumed Liability.

Section 3.17 Contracts. Section 3.17 of the Seller’s Disclosure Schedule contains a true and complete list, as of the date hereof, of all Contracts (other than Transferred Business Plans and other than any Material Contracts that are Excluded Assets) to which any of the Transferred DPC Companies, any of their Subsidiaries or any DPC Affiliate (in respect of the DPC Business) is a party or by which any of the Transferred DPC Companies, any of their Subsidiaries or any DPC Affiliate (in respect of the DPC Business) is bound, and that fall within any of the following categories (the “Material Contracts”); provided that, except with respect to clause (e) below, the following categories shall exclude any Contracts that are IT Assets:

(a) each material Contract with a Key Customer (other than purchase orders, sales orders, rebate agreements or invoices under such Contracts entered into in the ordinary course of business);

(b) each material Contract with a Key Supplier (other than purchase orders, sales orders, rebate agreements or invoices under such Contracts entered into in the ordinary course of business);

(c) each joint venture, partnership, shareholders or other similar agreement relating to the governance or rights of partners with respect to any Joint Venture or involving an equity investment by any Seller (in respect of any portion of the DPC Business) or involving any Transferred DPC Company or any of their Subsidiaries or any of the Joint Ventures or any of their Subsidiaries;

(d) each Contract which limits the ability of a Transferred DPC Company or any of its Subsidiaries or a DPC Affiliate (in respect of the DPC Business) to compete in any material respect in any business, with any Person or in any geographic area or in any line of business;

(e) each Contract that is (i) a material DPC IT Asset or (ii) an IT Asset set forth on Section 5.16(c)(ii) of the Seller’s Disclosure Schedule, in each case, other than (A) Contracts under which the amount spent in respect of the DPC Business during the twelve (12) month period ended December 31, 2011 did not exceed $250,000 and (B) Contracts concerning commercially available off the shelf software or hardware;

(f) each material Transferred IP Contract, other than non-disclosure agreements, employee invention assignments, customer end user agreements, and similar agreements entered into in the ordinary course of business;

(g) each Contract material to the DPC Business containing a minimum purchase requirement under which the Transferred DPC Companies or their respective Subsidiaries purchased during the twelve (12)-month period immediately preceding December 31, 2011 a minimum of $5,000,000 of goods and/or services;

(h) each Contract material to the DPC Business containing a minimum supply commitment for the Transferred DPC Companies or their respective Subsidiaries to sell during the twelve (12)-month period immediately following, or pursuant to which the Transferred DPC Companies or their respective Subsidiaries have sold during the twelve (12)-month period immediately preceding, December 31, 2011 a minimum of $10,000,000 of goods and/or services on an annual basis;

(i) each Contract (other than purchase orders, sales orders, rebate agreements or invoices under such Contracts entered into the ordinary course of business) containing any future capital expenditure obligations of the Transferred DPC Companies, their respective Subsidiaries or the DPC Affiliates (in respect of the DPC Business) in respect of any single project in excess of $5,000,000;

(j) (i) each Contract entered into after January 1, 2011, or not yet consummated, relating to the acquisition or disposition of any business, assets or capital stock or other equity interests of any Person (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $2,500,000 individually, other than purchases or sales of raw materials, inventory or similar assets in the ordinary course of business, and (ii) each Contract relating to the acquisition or disposition of any business, assets or capital stock or other equity interests of any Person (whether by merger, sale of stock, sale of assets or otherwise) under which the Transferred Companies or their respective Subsidiaries will have an obligation after Closing with respect to an “earn out,” contingent purchase price, or similar contingent payment obligation or indemnification obligations (but excluding indemnification obligations with respect to any Retained Liabilities);

(k) each collective bargaining agreement or other Contract with a labor union or other labor organization;

(l) any lease or sublease related to (i) any Leased Real Property at which any Transferred DPC Company or any of its Subsidiaries or a DPC Affiliate (in respect of the DPC Business) currently conducts manufacturing or assembling activities or (ii) any other Leased Real Property providing for annual rents in excess of $1,000,000; and

(m) any Contract relating to or evidencing Indebtedness in excess of $2,500,000 individually.

A correct and complete copy of each Material Contract has been made available to Buyer prior to the date hereof. Each Material Contract is valid, binding and enforceable in all material respects against the Transferred DPC Company, Subsidiary of a Transferred DPC Company or DPC Affiliate party thereto and, to the Knowledge of DuPont, the other parties thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles, and is in full force and effect. Neither the Transferred DPC Companies, their Subsidiaries or DPC Affiliates (in respect of the DPC Business) nor, to the Knowledge of DuPont, any other party thereto, is in material default under or in material breach of any Material Contract (other than agreements between or among any of the Transferred DPC Companies and their Subsidiaries), and, to the Knowledge of DuPont, no event has occurred that with or without notice or lapse of time or both would constitute such a material breach or material default thereunder. As of the date hereof, neither DuPont nor its Subsidiaries have received written notice of termination, cancellation or non-renewal with respect to any Material Contract.

Section 3.18 Absence of Certain Business Practices. During the past three (3) years, (i) neither DuPont nor any of its Subsidiaries has, in connection with or relating to the DPC Business, violated in any material respect any Law relating to anti-bribery or anticorruption or that otherwise prohibits corrupt payments to any government or public officials, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010 (all such Laws, “Anticorruption Laws”), (ii) to the Knowledge of DuPont, no director, officer, agent, employee, representative, consultant or other Person acting for or on behalf of DuPont or any of its Subsidiaries has, in connection with or relating to the DPC Business, violated in any material respect any Anticorruption Law, and (iii) neither DuPont nor any of its Subsidiaries has, in connection with or relating to the DPC Business, received any notice alleging any such material violation or conducted any internal investigation with respect to any actual, potential or alleged material violation of any Anticorruption Law.

Section 3.19 Employee Matters; Labor.

(a) Except as set forth on Section 3.19(a) of the Seller’s Disclosure Schedule, no Transferred DPC Company or any Subsidiary thereof is party to any collective bargaining, works council or similar material agreement concerning wages, hours, working conditions, or the representation of employees (and DuPont has made available to Buyer true and complete copies of any such agreement), no Business Employee is subject to or covered by any such agreement, and neither any Transferred DPC Company nor any Subsidiary thereof has recognized any trade union or other employee representative body with respect to the Business Employees. Transferred DPC Companies and each of their respective Subsidiaries are not in material noncompliance with any requirement to inform or consult with any trade union, works council or employee representative body with respect to the transactions contemplated by this Agreement.

(b) Except as set forth on Section 3.19(b) of the Seller’s Disclosure Schedule, since December 31, 2010, there have been no strikes, lockouts, material grievances or other material labor disputes with respect to any Business Employees, and to the Knowledge of DuPont, none are threatened. To the Knowledge of DuPont, there are no labor union organizing activities with respect to any Business Employees.

(c) Section 3.19(c) of the Seller’s Disclosure Schedule sets forth a true and complete list (and DuPont has made available to Buyer true and complete copies) of all written employment, severance, retention, change in control and transaction bonus agreements (other than agreements based on applicable Law or works customs and/or collective bargaining agreements) covering (i) any Business Employee who is an executive officer or corporate officer or (ii) any other Current Business Employee whose annual base compensation during the current fiscal year will exceed $150,000 and which may not be terminated at will, or by giving notice of ninety (90) days or less, without an obligation to pay severance or termination pay, other than severance or termination pay required by applicable Law.

(d) Except as set forth on Section 3.19(d) of the Seller’s Disclosure Schedule, no employment, collective bargaining or other Contract, whether written or oral, makes any promise to provide any Business Employee any right to participate in or receive any benefit under a defined benefit pension plan (other than a right to receive amounts accrued for prior periods of service).

(e) Except in relation to the Business Employees who were transferred to a Transferred DPC Company in connection with the transactions contemplated by this Agreement, none of the Transferred DPC Companies nor any Subsidiary thereof has been party to any relevant transfer as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 or similar local Law (a “Relevant Transfer”). No Business Employee has transferred to any Transferred DPC Company or Subsidiary thereof under a Relevant Transfer who at any time before the Relevant Transfer (i) was a member of a defined benefit occupation pension plan; or (ii) was a member of a plan providing an interest in or option over stock where that plan has not been materially replicated.

Section 3.20 No Other Representations or Warranties. Except for the representations and warranties contained in Article III, any Local Purchase Agreement, any Local Asset Transfer Agreement or any Related Agreement, none of DuPont, the Sellers or any of their respective Affiliates makes any express or implied representation or warranty with respect to DuPont, the Sellers, the Transferred DPC Companies, the Joint Ventures or any of their respective Affiliates or Subsidiaries, the DPC Shares, the Minority Investment Interests, the DPC Assets, the DPC Business or with respect to any other information provided, or made available, to Buyer or any of its Affiliates, agents or representatives in connection with the transactions contemplated hereby. None of DuPont, the Sellers or any other Person will have or be subject to any liability or other obligation to Buyer, its Affiliates, agents or representatives or any Person resulting from the sale of the DPC Shares, the Minority Investment Interests or the Joint Venture Interests to Buyer or Buyer’s use of, or the use by any of its Affiliates or representatives of, any information, documents, projections, forecasts or other material made available to Buyer, its Affiliates or representatives in any “data rooms,” teaser, confidential information memorandum or management presentations in connection with the transactions contemplated by this Agreement, unless any such information is expressly and specifically included in a representation or warranty contained in Article III, any Local Purchase Agreement, any Local Asset Transfer Agreement or any Related Agreement. Each of DuPont and the Sellers and their Affiliates disclaims any and all other representations and warranties, whether express or implied. Notwithstanding anything to the contrary contained in this Agreement, neither DuPont, the Sellers nor any of their respective Affiliates makes any express or implied representation or warranty with respect to Excluded Assets, Excluded Businesses or Retained Liabilities, in each case, other than those representations and warranties set forth in Section 3.10.

Section 3.21 Representations and Warranties as to the Joint Ventures. Notwithstanding anything in this Agreement to the contrary, for purposes of this Article III (other than Section 3.3, Section 3.11, clause (d) of Section 3.12, Section 3.13 and Section 3.14(a)), (i) references to the Transferred DPC Companies shall be deemed to include the Joint Ventures, (ii) references to the Subsidiaries of the Transferred DPC Companies shall be deemed to include the Subsidiaries of the Joint Ventures and (iii) references to the Subsidiaries of DuPont shall be deemed to include the Joint Ventures and their Subsidiaries; provided that any representation or warranty contained in this Article III with respect to the Joint Ventures or their Subsidiaries, including by reason of a deemed reference thereto pursuant to this Section 3.21, shall be given subject to the Knowledge of DuPont (other than the representations made in the last sentence of Section 3.1, clauses (a) and (d) of Section 3.4 and Section 3.5, which representations shall not be so qualified).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to the Sellers that, except as set forth in the Buyer’s Disclosure Schedule:

Section 4.1 Corporate Organization and Standing. Buyer is an exempted limited liability company duly organized, validly existing and in good standing under the Laws of Bermuda with requisite power and authority to own, lease, use and operate its properties and to conduct its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in any other jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, be licensed or be in good standing, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 4.2 Authority Relative to this Agreement, Etc. Buyer has all requisite authority and power to execute and deliver this Agreement, the Local Purchase Agreements and the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Local Purchase Agreements and the Related Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Buyer. No other proceedings on the part of Buyer (and no action on the part of any equity holders of Buyer) or any Subsidiary thereof are necessary to authorize the execution, delivery and performance of this Agreement, the Local Purchase Agreements and the Related Agreements to which it is a party or the consummation of the transactions contemplated hereby and thereby. This Agreement, the Local Purchase Agreements and the Related Agreements to which Buyer is a party have been (or in the case of certain of the Local Purchase Agreements and the Related Agreements, will be) duly and validly executed and delivered by Buyer and, assuming this Agreement and such other agreements have been duly authorized, executed and delivered by all of the other parties hereto, each of this Agreement and such other agreements constitutes (or in the case of certain of the Local Purchase Agreements and the Related Agreements will constitute) a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles.

Section 4.3 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement, the Local Purchase Agreements or the Related Agreements to which Buyer is a party or the consummation of the transactions contemplated hereby and thereby by Buyer will (a) violate any provision of the certificate of incorporation or bylaws (or other comparable governing documents) of Buyer, (b) require any Governmental Filings with any Governmental Authority, except for (i) filings with the FTC and the DOJ pursuant to the HSR Act, and the rules and regulations promulgated thereunder, (ii) requirements of any foreign Regulatory Laws and Laws regulating trade or exchange or currency controls and (iii) such consents, waivers, approvals, authorizations, permits, filings or notifications which, if not obtained or made, would not, in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (c) conflict with, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration or any obligation to repay or a loss of any benefit to which Buyer is entitled under, any of the terms, conditions or provisions of any material Contract to which Buyer is a party or by which Buyer or any of its properties or Assets may be bound, except such violations, breaches, defaults, terminations, cancellations and accelerations which would not reasonably be expected to have a Buyer Material Adverse Effect or (d) assuming the making of the Governmental Filings and obtaining of the related approval referred to in clause (b)(i) or (b)(ii) above, violate any Law applicable to Buyer or by which any of its properties or Assets may be bound, except such violations which would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4 Brokers and Finders. None of Buyer or any of its officers, directors or employees has employed any investment banker, broker or finder or incurred any Liability for any investment banking fees, brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement for which DuPont or any Retained Subsidiary or, in the event the Closing does not occur, any Transferred DPC Company or its Subsidiaries, has or could have any Liability.

Section 4.5 Financing.

(a) Buyer has delivered to DuPont a true, accurate and complete copy of the respective executed commitment letters, each dated as of the date hereof, between Buyer and each of Barclays Bank PLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co., LLC, UBS Loan Finance LLC, UBS Securities LLC and Jeffries Finance LLC (collectively, the “Debt Commitment Letters”), pursuant to which, and subject to the terms and conditions of which, the lender parties thereto have committed to lend the amounts set forth therein to Buyer for the purpose of funding the transactions contemplated by this Agreement (such committed financing, together with, unless the context otherwise requires, any debt securities issued in lieu thereof, the “Debt Financing”). Buyer has delivered to DuPont a true, accurate and complete copy of the executed commitment letters (the “Equity Commitment Letters” and together with the Debt Commitment Letters, the “Financing Commitments”) between Buyer and each of Carlyle Partners V Cayman, L.P. and CEP III Participations S.à.r.l. SICAR (the “Investors”) pursuant to which the Investors have committed, subject to the terms and conditions therein, to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b) As of the date hereof, (i) the Financing Commitments are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified in any respect, and (ii) each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the other parties thereto, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and subject, as to enforceability, to general equity principles. Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing, of which Buyer has delivered true, accurate and complete copies to DuPont on or prior to the date hereof (with only fee amounts, pricing caps and certain economic terms (none of which would adversely affect the amount or availability of the Debt Financing) redacted to the extent the foregoing would not relate to any amounts that may be payable by DuPont pursuant to Section 5.21(e)), and as of the date hereof, there are no other agreements, side letters, or arrangements relating to the Financing Commitments (other than customary engagement letters with respect to debt securities that may form part of the Debt Financing (none of which would adversely affect the amount or availability of the Debt Financing or relate to any amounts that may be payable by DuPont pursuant to Section 5.21(e))) that could affect the amount, availability or conditionality of the Debt Financing or the Equity Financing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any term or condition of the Financing Commitments or, to the knowledge of Buyer, would (i) make any of the assumptions or any of the statements set forth in the Financing Commitments inaccurate in any material respect, (ii) result in any of the conditions in the Financing Commitments not being satisfied or (iii) otherwise result in the Financing not being available. As of the date hereof, neither Investor nor any lender party to any Debt Commitment Letter has notified Buyer of its intention to terminate any of the Financing Commitments or not to provide the Financing. Assuming satisfaction of the conditions in Section 7.1 and Section 7.3, as of the date hereof, Buyer has no reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it contained in the Financing Commitments or that the full amounts committed pursuant to the Financing Commitments will not be available as of the Closing if the conditions of closing to be satisfied by it contained in the Financing Commitments are satisfied. Buyer has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement. The aggregate proceeds from the Financing constitute all of the financing required for the consummation of the transactions contemplated by this Agreement and are sufficient in amount for Buyer to pay the Preliminary Purchase Price (as well as the Final Closing Adjustment), the Indebtedness Amount and all associated fees, costs and expenses in connection with the transactions contemplated by this Agreement (including any refinancing of indebtedness of Buyer or the Transferred DPC Companies and their Subsidiaries required in connection therewith, the “Required Amount”). The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Buyer on the terms therein. As of the date of this Agreement, none of the Financing Commitments has been withdrawn and Buyer does not know of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in the Financing Commitments not being satisfied.

(c) Buyer’s obligations under this Agreement are not subject to any conditions regarding Buyer’s, its Subsidiaries’, or any other Person’s ability to obtain financing for the consummation of the transactions contemplated hereby.

Section 4.6 Securities Act. Buyer is acquiring the DPC Shares, the Minority Investment Interests and the Transferred DPC Joint Venture Interests solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act, or any applicable foreign securities Laws. Buyer acknowledges that the DPC Shares, the Minority Investment Interests and the Transferred DPC Joint Venture Interests are not registered under the Securities Act, any applicable state securities Law or any applicable foreign securities Law, and that such DPC Shares, Minority Investment Interests and Transferred DPC Joint Venture Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to state securities Laws, as applicable.

Section 4.7 Solvency. Assuming (i) the accuracy of the representations and warranties set forth in Article III, (ii) the satisfaction of the conditions set forth in Sections 7.1 and 7.3, (iii) the consummation of the Financing and (iv) the most recent financial forecasts of the DPC Business made available to Buyer prior to the date hereof have been prepared in good faith upon assumptions that were and continue to be reasonable (it being understood and agreed that DuPont is making no representation and warranty with respect thereto as a result of such assumption in this clause (iv)), as of the Closing, immediately after giving effect to the transactions contemplated by this Agreement (including the Financing), Buyer and its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries) will be Solvent.

Section 4.8 Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the knowledge of Buyer, threatened) by any Governmental Authority with respect to Buyer or any of its Subsidiaries which would have, individually or in the aggregate, a Buyer Material Adverse Effect, and there are no Actions pending (or, to Buyer’s knowledge, threatened) against or affecting Buyer or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Authority, in each case, which would have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.9 Investigation by Buyer. Buyer has conducted its own evaluation of the DPC Business and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the DPC Shares, the Minority Investment Interests, the Joint Venture Interests, the Specified Real Property and the DCP IP and of its assumption of the Assumed Liabilities. Buyer confirms that (i) it can bear the economic risk of its investment in the DPC Shares, the Minority Investment Interests, the Joint Venture Interests, the Specified Real Property and the DCP IP and can afford to lose its entire investment in the DPC Shares, the Minority Investment Interests, the Joint Venture Interests, the Specified Real Property and the DCP IP and (ii) DuPont has made available to Buyer (A) the opportunity to ask questions of the officers and management employees of DuPont and its Subsidiaries and to acquire additional information about the business and financial condition of the DPC Business, and (B) information and documents, including written responses to questions submitted by, or on behalf of, Buyer, relating to the DPC Business, the Transferred DPC Companies and their Subsidiaries, the Joint Ventures and the DPC Assets.

Section 4.10 Intentionally Omitted.

Section 4.11 Limited Guarantees. Concurrently with the execution of this Agreement, Buyer has delivered to Seller the limited guarantees (the “Limited Guarantees”) of Carlyle Partners V Cayman, L.P. and CEP III Participations S.à.r.l. SICAR (together, the “Guarantors”), dated as of the date hereof. Each of the Limited Guarantees is in full force and effect and is a valid and binding obligation of the Guarantor party thereto, enforceable against such Guarantor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under any of the Limited Guarantees.

Section 4.12 No Additional Representations; No Reliance.

(a) Buyer acknowledges and agrees that neither DuPont nor any of the Sellers or their Subsidiaries, nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Transferred DPC Companies, their Subsidiaries, the DPC Assets, the Joint Ventures, the DPC Business or other matters except as specifically included in this Agreement, the Seller’s Disclosure Schedule or any Related Agreement (collectively, such representations expressly contained herein and therein, the “Seller Representations”). Without limiting the generality of the foregoing, except as expressly covered by a Seller Representation, neither DuPont nor any of the Sellers or their Subsidiaries nor any other Person has made a representation or warranty to Buyer with respect to, and neither DuPont nor any other Person, shall be subject to any liability to Buyer or any other Person resulting from, DuPont or its representatives making available to Buyer, (i) any projections, estimates or budgets for the Transferred DPC Companies or the DPC Business, or (ii) any materials, documents or information relating to the Transferred DPC Companies or their Subsidiaries, the Joint Ventures, the Sellers or the DPC Business made available to Buyer or its counsel, accountants or advisors in certain “data rooms,” offering memorandum, confidential information memorandum, management presentations or otherwise. In connection with Buyer’s investigation of the DPC Business, DuPont has delivered, or made available to Buyer and its respective Affiliates, agents and representatives, certain projections and other forecasts, including but not limited to, projected financial statements, cash flow items and other data of DuPont and its Subsidiaries relating to the DPC Business and certain business plan information of the DPC Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that Buyer and its Affiliates, agents and representatives shall have no claim against any Person with respect thereto. Accordingly, Buyer acknowledges that, without limiting the generality of Section 3.20, neither DuPont nor any Seller, nor any of their respective representatives, agents or Affiliates, have made any representation or warranty with respect to such projections and other forecasts and plans.

(b) Notwithstanding anything contained in this Agreement, it is the explicit intent of the parties hereto that the Sellers are not making any representation or warranty whatsoever, express or implied, beyond those expressly given in the Seller Representations, including any implied warranty or representation as to the value, condition, non-infringement, merchantability, suitability or fitness for a particular purpose as to any of the DPC Assets and, except as expressly provided in the Seller Representations and subject to the Seller Representations and the Related Agreements, it is understood that Buyer is acquiring the Transferred DPC Companies and their Subsidiaries and the Transferred DPC Joint Venture Interests as is and where is with all faults as of the Closing Date with any and all defects.

(c) In furtherance of the foregoing, Buyer acknowledges that it is not relying on any representation or warranty of DuPont or the Sellers, other than the Seller Representations. Buyer acknowledges that it has conducted to its satisfaction an independent investigation of the financial condition, Liabilities, results of operations and projected operations of the DPC Business and the nature and condition of its properties, assets and businesses and, in making the determination to proceed with the transactions contemplated hereby, has relied solely on the results of its own independent investigation and the Seller Representations.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 5.1 of the Seller’s Disclosure Schedule, (ii) as expressly contemplated by this Agreement or (iii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), DuPont agrees that it will, and will cause each of the Transferred DPC Companies and their Subsidiaries, the Joint Ventures and their Subsidiaries and the DPC Affiliates (in respect of the DPC Business) to, (x) conduct the DPC Business in all material respects in the ordinary course consistent with past practice, and (y) use commercially reasonable efforts to (1) preserve intact the DPC Business and the organizations, goodwill and business relationships of the DPC Business in all material respects and (2) keep available the services of the senior managers and key employees of the DPC Business. During the period from the date of this Agreement to the Closing Date, except (i) as set forth in Section 5.1 of the Seller’s Disclosure Schedule, (ii) as Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated by this Agreement, and (iv) as required by Law or the terms of any existing Contract, DuPont covenants and agrees not to take, solely with respect to the DPC Business, the DPC Assets, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries, and to cause the Transferred DPC Companies and the Joint Ventures, and any of their respective Subsidiaries not to, and to cause the DPC Affiliates solely with respect to the DPC Business, not to, take any of the following actions (provided that any obligations of DuPont and its Subsidiaries pursuant to this Section 5.1 to take or cause to be taken any action with respect to the Joint Ventures and their Subsidiaries shall be applicable only to the extent of DuPont’s or its Subsidiary’s control of such Joint Venture or Subsidiary of a Joint Venture and shall be subject to any fiduciary obligations of DuPont or any of its Subsidiaries with respect to such Joint Venture or Subsidiary thereof):

(a) amend the charter, bylaws or similar organizational documents of any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries;

(b) with respect to any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries, issue or agree to issue any additional shares of capital stock (other than shares to be transferred to Buyer at the Closing), or issue or agree to issue any other equity interests or securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, shares of capital stock or other equity interests (including, without limitation, phantom stock, stock appreciation rights or other similar rights), of any of the Transferred DPC Companies, Joint Ventures or any of their respective Subsidiaries, or sell, transfer or otherwise dispose of or encumber any shares of capital stock or other equity interests of any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries, except, in each case, for (x) any issuance, sale, transfer or disposition to a Wholly Owned Subsidiary of DuPont that is or becomes a DPC Share Seller or (y) any issuance, sale, transfer or disposition to a Wholly Owned Subsidiary of DuPont that is a Transferred DPC Company or a Subsidiary thereof or a nominee holding equity interests for the benefit of a Transferred DPC Company or a Subsidiary thereof, in each case, to the extent applicable Law may require multiple shareholders for any such Transferred DPC Company, Joint Venture or Subsidiary, provided that (A) the aggregate fair market value of capital stock, other equity interests, securities, options, warrants or subscription rights described in clause (x) or clause (y) with respect to any particular Transferred DPC Company, Joint Venture or Subsidiary shall not exceed 1 percent (1%) of the fair market value of all equity interests of such Transferred DPC Company, Joint Venture or Subsidiary, determined as of the Effective Time, (B) in the case of clause (y), the share capital or equity interests so issued will be transferred at Closing as and to the extent directed by Buyer and (C) within sixty (60) days after the date hereof, DuPont shall deliver written notice to Buyer of all such requirements under applicable Law and all relevant Transferred DPC Companies or Subsidiaries thereof;

(c) with respect to any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries, (i) declare, set aside, or pay any dividend or other distribution payable in stock or property (other than Excluded Assets) with respect to its capital stock or other equity interests therein, except for any dividend or distribution of the capital stock of any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries to a Wholly Owned Subsidiary of DuPont as contemplated by Section 5.17 or (ii) declare, set aside, or pay any dividend or other distribution payable in cash except to the extent paid in full prior to the Effective Time;

(d) with respect to any of the Transferred DPC Companies, Joint Ventures or their respective Subsidiaries, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization under local Law, except, in each case, to the extent contemplated by Section 5.17;

(e) permit any of the Transferred DPC Companies, Joint Ventures or any of their Subsidiaries or any DPC Affiliate in respect of the DPC Business to issue any note, bond, or other debt security, or create, incur, assume or guarantee any material Indebtedness, in each case, other than (i) Indebtedness of any DPC Affiliate owing to Persons that are not Affiliates of DuPont that will not be an Assumed Liability, (ii) other Indebtedness owing to Persons that are not Affiliates of DuPont not to exceed $5,000,000 in the aggregate outstanding at any one time or (iii) incurred prior to the Effective Time in the ordinary course of business consistent with past practices that is prepayable at the Closing without premium or penalty;

(f) except for sales of inventory or obsolete assets in the ordinary course of the business consistent with past practice, sell or otherwise dispose of, or incur, create or assume any Encumbrance (other than Permitted Encumbrances) with respect to, any material assets of the DPC Business;

(g) except in the ordinary course of the business consistent with past practice, acquire or otherwise purchase any assets, product lines or businesses, other than pursuant to transactions where the amount of consideration paid or transferred in connection with such transactions would not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(h) change any financial accounting method used by it relating to the DPC Business, unless required by GAAP, Law or recommended by independent auditors and consistent with changes made by DuPont in respect of its Excluded Businesses;

(i) enter into, modify or adopt any material Employee Benefit Plan or any employment, severance, change in control, termination or similar agreements or arrangements with, or grant any material bonuses, salary increases, severance or termination pay to, or otherwise materially increase the compensation or benefits of, any Current Business Employee, other than, in each case, in the ordinary course of business and consistent with past practice for non-management level employees or as may be required by a binding Contract, a Transferred Business Plan or applicable Laws; provided, however, that the foregoing shall not apply to an amendment of an existing Employee Benefit Plan that applies uniformly to Business Employees and all similarly situated other employees of DuPont and its Affiliates (but such amendments shall not be required to be taken into account in determining whether Buyer has satisfied its obligations under Section 2.2(b) of the Employee Matters Agreement); and provided, further, that DuPont and its Affiliates shall be permitted as part of implementing the Pre-Closing Restructuring Transactions to establish Employee Benefit Plans at the Transferred DPC Companies and their Subsidiaries that do not assume any Retained Liabilities and that are substantially comparable to the Employee Benefit Plans covering their respective Business Employees (and not more advantageous to such Business Employees) as of the date hereof as they may be modified consistent with the foregoing provisions of this Section 5.1(i); and provided, further, that, without limiting the foregoing, (i) any material change in the provisions of an Employee Benefit Plan that is a defined benefit pension plan from the provisions of such plan as in effect immediately before Closing in respect of any Business Employee shall be subject to the advance review and approval of Buyer (such approval not to be unreasonably withheld, conditioned or delayed) and there shall be no increase in the nature or level of benefits in respect of any Business Employee under any such defined benefit pension plan, and (ii) any such Employee Benefit Plan shall be terminable at the earliest date as may be permitted by applicable Law, collective bargaining, works council or similar agreement (and Buyer agrees that it shall not terminate any such Employee Benefit Plan prior to the earlier of (x) the first anniversary of the Closing Date and (y) the date the Employee Benefit Plan (including any Employee Benefit Plan that is established by Buyer or any of its Affiliates to replace such Employee Benefit Plan) ceases to receive administration or payroll contributions pursuant to an Administrative Services Agreement);

(j) transfer or make provision for the transfer of any employee who is not a Business Employee to a Transferred DPC Company or Subsidiary thereof or transfer or make provision for the transfer of any Business Employee who is employed by a Transferred DPC Company or Subsidiary thereof to DuPont or any Retained Subsidiary;

(k) except as otherwise provided in the last paragraph of this Section 5.1, make any contribution of assets or purchase of additional funding through insurance or otherwise or commit to make any contribution of assets or purchase of additional funding through insurance or otherwise to or in respect of any Foreign Pension Plan;

(l) except as set forth in the capital budget of the Transferred DPC Companies and their respective Subsidiaries set forth on Section 5.1(j) of the Seller’s Disclosure Schedule, commit or authorize any commitment to make any capital expenditures in excess of $2,500,000 in the aggregate, or fail to make material capital expenditures substantially in the ordinary course of business consistent with past practices;

(m) make any loans, advances or capital contributions to or investments in any Person (other than another Transferred DPC Company or any of its wholly owned Subsidiaries) in excess of $2,500,000 in the aggregate;

(n) make, change or revoke any material Tax election (other than any such Tax election made, changed or revoked in connection with an affiliated, consolidated or combined Tax Return that includes DuPont or a Retained Subsidiary), change any annual accounting period, adopt or change any material method of accounting for Tax purposes, enter into any written agreement with a Governmental Authority with respect to Taxes, settle any claim or assessment for material Taxes or consent to any extension or waiver of the limitations period applicable to any claim or assessment for material Taxes, in each case to the extent that such action could have the effect of materially increasing the present or future Tax liability or decreasing any Tax asset (other than any net operating loss carryforward generated in a Pre-Closing Tax Period) of Buyer, any Transferred DPC Company, any Joint Venture or any of their respective Subsidiaries, or Affiliates in any Post-Closing Tax Period;

(o) (i) modify or amend in any material respect, terminate (other than in accordance with its terms), cancel or extend any Material Contract or expressly waive any material benefits under any Material Contract or (ii) enter into any Contract that if in effect on the date hereof would be a Material Contract; provided, however, that the Transferred DPC Companies, Joint Ventures and their respective Subsidiaries and DPC Affiliates (with respect to the DPC Business) shall be permitted to take the actions restricted in clauses (i) and (ii) if such actions are taken in the ordinary course of business consistent with past practice;

(p) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against or affecting any of the Transferred DPC Companies or their respective Subsidiaries or DPC Affiliates (with respect to the DPC Business) other than settlements or compromises of any Action that is a Retained Liability or in the ordinary course of business consistent with past practice and where the amount paid in settlement or compromise does not exceed $1,000,000 individually or $5,000.000 in the aggregate and where such settlements do not impose future material restrictions or requirements on the DPC Business or the Transferred DPC Companies and their respective Subsidiaries or any of their respective assets or properties;

(q) enter into any Contract for the purchase or lease (as lessee) of real property or exercise any option to extend any leases related to the Leased Real Property; or

(r) agree to take any of the foregoing actions.

Promptly after the date of this Agreement, DuPont shall inform the individuals set forth on Section 8.4(h) of the Seller’s Disclosure Schedule of the covenants with respect to the DPC Business, the DPC Assets and the Transferred DPC Companies and their Subsidiaries set forth in this Section 5.1. Notwithstanding any provision herein to the contrary, prior to the Effective Time, without the consent of Buyer, (A) each of DuPont, the other Sellers, the DPC Affiliates, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries will, in compliance with applicable Law, be permitted to (i) declare and pay dividends and distributions of, or otherwise transfer or advance to, DuPont or any Subsidiary thereof (other than by intercompany loan or advance or other transactions that result in the creation of an intercompany receivable, except to the extent such intercompany loan or advance is made as part of or permitted by the Pre-Closing Restructuring Transactions as described on Section 5.17 of the Seller’s Disclosure Schedule (as it may be amended pursuant to this Agreement prior to the Effective Time)) to the extent paid in full prior to the Effective Time, (x) any Excluded Assets (including in connection with any “cash sweep” or cash management practices), (y) any other Assets which are not contemplated to be owned or held by Buyer or a Transferred DPC Company or a Subsidiary of a Transferred DPC Company pursuant to this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements or the Related Agreements and (z) any DuPont Books and Records, (ii) make any payments under, or repay (in part or in full), any Indebtedness prior to the Effective Time, (iii) execute, deliver and perform obligations under the Local Asset Transfer Agreements and the Related Agreements; (iv) take any action contemplated pursuant to Section 5.17, including any action with respect to or implementing the Pre-Closing Restructuring Transactions and (B) DuPont may make or cause a contribution to be made, or purchase or cause the purchase of additional funding through insurance or otherwise, and may commit to make or cause (and may after the Closing make or cause) such a contribution and/or purchase or cause the contribution and/or purchase of (and may after the Closing contribute and/or purchase or cause the contribution and/or purchase of) such additional funding, in each case in respect of one or more of the funded Foreign Pension Plans in an amount (if any) in the ordinary course consistent with past practice and in any additional amount that DuPont reasonably determines in good faith will facilitate the assumption by Buyer or its Affiliates of the Pension Liabilities (including by reason of securing the support of or consent to the assumption by any Governmental Authority, by the trustees of or insurer providing benefits under such Foreign Pension Plan or by an affected works council or any other affected constituency) and reduce the likelihood of imposition of a requirement by any Governmental Authority, trustee, insurer or other Person for any further contribution to a funded Foreign Pension Plan by DuPont or its Affiliates (other than the Transferred Companies or their Subsidiaries); provided, that DuPont shall act in good faith to cause the Pension Assets as of the Closing not to exceed the Pension Liabilities in respect of each respective funded Foreign Pension Plan as of the Closing (as determined in accordance with the principles set forth in

Section 2.4(a)), and in the event the Pension Assets as of the Closing exceed the Pension Liabilities in respect of any funded Foreign Pension Plan, such excess shall be deducted from the Pension Assets solely for purposes of Section 2.4 (notwithstanding anything to the contrary therein).

Section 5.2 Access to Information. From the date of this Agreement until the Closing, DuPont will, and will cause its Subsidiaries to, give Buyer and its Representatives reasonable access to the Transferred DPC Books and Records and to such personnel, Employee Benefit Plan trustees, offices and other facilities and properties of the Transferred DPC Companies and their Subsidiaries and to furnish such other information in respect of the operation of the DPC Business and the ownership and leasehold interest in the Real Property as Buyer may reasonably request; provided, that all requests for access pursuant to this Section 5.2 shall be made in writing and shall be directed to and coordinated with the Manager, Corporate Mergers & Acquisitions of DuPont, or such person or persons as he/she shall designate; provided, further, that any such access shall be conducted at a reasonable time, upon reasonable advance notice to DuPont, and in such a manner as not to interfere unreasonably with the operation of any business conducted by any Transferred DPC Company or its Subsidiaries; provided, further, that any such access or information request shall not involve any Phase 2 environmental assessment or other invasive sampling, investigation or work of any kind. All such information and access shall be subject to the terms and conditions of the Confidentiality Agreement. The Confidentiality Agreement is hereby amended, as of the date of this Agreement, to include in the definition of “Permitted Financing Sources” and “Representatives” contained therein all existing or prospective equity investors, co-investors and direct and indirect equity and debt financing sources of Buyer and its stockholders and its and their respective Affiliates and their respective agents, advisors and Representatives; provided that DuPont’s prior written approval shall be required with respect to any such equity investor, co-investor or equity financing source except in the event (i) such equity investor, co-investor or equity financing source is a limited partner of any investment fund affiliated with Carlyle Investment Management, L.L.C. or an Affiliate of any such limited partner or another institutional investor (including pension funds, sovereign wealth funds, university endowment funds, mutual funds, funds of funds, banks and other financial institutions), but excluding in the case of each of the foregoing private equity funds or hedge funds (other than funds of funds) and (ii) the participation of such equity investor, co-investor or equity financing source would not reasonably be expected to result in a delay in or prevent the receipt of any Required Antitrust Approval. The execution of this Agreement shall constitute written consent by DuPont pursuant to the Confidentiality Agreement to all actions by Buyer expressly permitted by this Agreement that would otherwise be restricted under Section 3.2 of the Confidentiality Agreement, which consent shall automatically terminate and no longer be effective if this Agreement is terminated pursuant to Section 8.1. Notwithstanding anything to the contrary in this Agreement, neither DuPont nor its Subsidiaries (including the Transferred DPC Companies) shall be required to disclose to Buyer or its Representatives any information (i) related to the Sale Process or DuPont’s or its Representatives’ evaluation thereof including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the DPC Business without being primarily prepared for the Sale Process or to the extent prepared in response to requests by Buyer after the date hereof, (ii) if doing so presents a reasonable risk of violating any Contract or Law to which DuPont or any of its Subsidiaries is a party or to which it is subject or which it believes in good faith could result in a loss of the ability to successfully assert a claim of Privilege (provided that the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information in a manner which would not (in the good faith belief of DuPont (after consultation with counsel, which may be in-house counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such Privilege to be undermined with respect to such information), (iii) if DuPont or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto or (iv) if DuPont or any of its Subsidiaries reasonably determines in good faith that such information is competitively sensitive to any of the Excluded Businesses. Notwithstanding the foregoing, DuPont and its Subsidiaries shall not be required to provide any such information to the extent it relates solely to the Excluded Businesses, the Excluded Assets or the Retained Liabilities.

Section 5.3 Certain Governmental Approvals.

(a) Subject to the terms and conditions set forth in this Agreement and without limiting Section 5.3(b)(iv) below, each of the parties hereto shall, and, in the case of Buyer, shall cause Carlyle Partners V Cayman, L.P. and CEP III Participations S.à.r.l. SICAR (the “Sponsor Parties”) to, use its reasonable best efforts (subject to, and in accordance with, Regulatory Law) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the transactions contemplated by this Agreement, as promptly as practicable, including (a) the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority in connection with any Regulatory Law, including the transfer (or, if not transferable, the reissuance) to Buyer, Buyer’s designee or any Transferred DPC Company or Subsidiary thereof of any Environmental Permits required for the lawful operation of the DPC Business by the Transferred DPC Companies and their Subsidiaries as of Closing, (b) the defending of any Actions, whether judicial or administrative, brought under, pursuant to or relating to any Regulatory Law challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (c) the execution and delivery of any additional instruments reasonably requested by the other Party hereto necessary to consummate the transactions contemplated by this Agreement, save that none of the foregoing shall require any application to be made to the UK Pensions Regulator for clearance in connection with the transactions contemplated by this Agreement (it being agreed that if DuPont or any Retained Subsidiary chooses to seek clearance from the UK Pensions Regulator in connection with any of the transactions contemplated by this Agreement, the mitigation required by the UK Pensions Regulator as a condition to granting such clearance shall be at and for the sole cost of DuPont or any such Retained Subsidiary and, notwithstanding anything to the contrary in Section 2.4, no such mitigation shall increase the Pension Assets for purposes of Section 2.4).

(b) Without limiting the generality of the undertakings pursuant to Section 5.3(a):

(i) DuPont and Buyer shall, as promptly as practicable, but in no event later than (x) fifteen (15) Business Days after the date hereof, file (or in the case of Buyer, cause the Person(s) controlling Buyer to file) the notification and report form pursuant to the HSR Act and (y) thirty (30) Business Days after the date hereof to the extent reasonably practicable, effect all other necessary notifications, or registrations to obtain the approvals and consents required under any Regulatory Law, in each case as required for the transactions contemplated hereby;

(ii) DuPont and Buyer shall use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits (including Environmental Permits), authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Authorities under any other applicable Regulatory Law in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals;

(iii) DuPont and Buyer shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and promptly furnish the other with copies of notices or other communications (or, in the case of material oral communications, advise the other orally of such communications) between DuPont or Buyer and their representatives and counsel, as the case may be, or any of their respective Subsidiaries (or in the case of Buyer, Affiliates), and any Governmental Authority with respect to such transactions. DuPont and Buyer shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any Regulatory Law, and shall comply promptly with any such reasonable inquiry or request. DuPont and Buyer shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of DuPont and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate. Neither party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement or withdraw its notification and report form pursuant to the HSR Act or any other filing made pursuant to any Regulatory Law unless the other party has given its prior written consent to such extension or delay;

(iv) Without limiting the immediately following sentence, Buyer shall, and shall cause the Sponsor Parties to, in each case at Buyer’s sole cost, use its reasonable best efforts to take, or cause to be taken, any and all actions and do, or cause to be done, any and all things necessary, proper or advisable to avoid, eliminate and resolve each and every impediment and to obtain all Required Antitrust Approvals in connection with the consummation of the transactions contemplated by this Agreement in order to permit the Closing to occur by February 1, 2013. Buyer shall, and shall cause the Sponsor Parties to, proffer to, and shall and shall cause the Sponsor Parties to, (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of specific assets or categories of assets or businesses of the Transferred DPC Companies, any of their Subsidiaries, the Joint Venture Interests or any of Buyer’s or any of the Sponsor Parties’ other assets or businesses now owned or presently or hereafter sought to be acquired by Buyer or the Sponsor Parties; (B) terminate any existing relationships and contractual rights and obligations; (C) amend or terminate such existing licenses or other intellectual property agreements and to enter into such new licenses or other intellectual property agreements; (D) take any and all actions and make any and all behavioral commitments, whether or not they limit or modify Buyer’s or any of the Sponsor Parties’, the Transferred DPC Companies’ or any of their Subsidiaries’ rights of ownership in, or ability to conduct the business of, one or more of its operations, divisions, businesses, product lines, customers or assets, including, after the Closing, the DPC Business or any of the DPC Assets; and (E) enter into agreements, including with the relevant Governmental Authority, giving effect to the foregoing clauses (A) through (D), in each case, after it is determined that such action is necessary to obtain approval for consummation of the transactions contemplated by this Agreement from any Governmental Authority prior to February 1, 2013. In furtherance of the foregoing, Buyer shall keep DuPont fully informed of all matters, discussions and activities relating to any of the matters described in or contemplated by clauses (A) through (E) of this Section 5.3(b)(iv); and

(v) without limiting Section 5.3(b)(iv), each of DuPont, Buyer and the Sponsor Parties, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the acquisition of the DPC Shares, the Minority Investment Interests or the Joint Venture Interests or the other transactions contemplated hereby in accordance with the terms of this Agreement unlawful or that would prevent or delay consummation of the acquisition of the DPC Shares or the Joint Venture Interests or the other transactions contemplated by this Agreement, shall use its reasonable best efforts necessary to vacate, modify or suspend such injunction or order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement unless, by mutual agreement, DuPont and Buyer decide that litigation is not in their respective best interests.

(c) In the event that either (i) any Non-Material Antitrust Approval of any Governmental Authority set forth on Section 5.3(c) of the Seller’s Disclosure Schedule is not obtained on or prior to the Closing Date or (ii) there exists, at such time as the conditions to the Closing shall have been satisfied or waived (other than those conditions that are satisfied by action taken at the Closing, provided that such conditions would be so satisfied), any Regulatory Law (except with respect to the Required Antitrust Approvals) that makes illegal or enjoins or prevents in any respect the consummation of the transactions contemplated by this Agreement with respect to DuPont Freeworld (Pty.) Ltd (each of clauses (i) and (ii), a “Delayed Antitrust Approval”), then DuPont and Buyer shall effect the Closing (including payment of the entire Preliminary Purchase Price), subject to the terms of this Agreement (including, but not limited to, Section 7.1(b)), with respect to all DPC Shares, Minority Investment Interests, Assumed Liabilities and Transferred DPC Joint Venture Interests other than the equity interests in DuPont Freeworld (Pty.) Ltd; provided, however, that the obligations of the parties hereto set forth in this Section 5.3 shall continue with respect to each such Delayed Antitrust Approval until such Delayed Antitrust Approval is obtained, and upon receipt of such Delayed Antitrust Approval, the parties hereto shall effect the transfer of the affected DPC Shares, Minority Investment Interests, Assumed Liabilities and Transferred DPC Joint Venture Interests in accordance with this Agreement and the applicable Local Purchase Agreement. Each such transfer, upon occurrence, shall be retroactive to and be deemed to have occurred on the Closing Date. Furthermore, as of the Closing Date, DuPont and Buyer shall, subject to applicable Law, enter into mutually agreeable alternative business arrangements consistent with the terms of this Agreement or other arrangements which provide Buyer with the net economic benefit or loss (after taking into account any adverse Tax consequences to DuPont) of, and liability for, the affected DPC Shares, Minority Investment Interests, Assumed Liabilities and Transferred DPC Joint Venture Interests from and after the Closing Date and continuing until each Delayed Antitrust Approval is obtained. Without limiting the foregoing, such arrangements shall include, to the extent permissible under applicable Law (i) a covenant by DuPont to, and to cause any relevant Subsidiary to, conduct the business of the relevant Transferred DPC Company or its Subsidiaries or, to the extent within DuPont’s control, the relevant Joint Venture or its Subsidiary, in the ordinary course consistent with past practice and to not take certain material actions specified on Exhibit BB without the consent of Buyer and (ii) upon receipt of any cash distributions received from, or in respect of the DPC shares, Minority Investment Interests or Transferred DPC Joint Venture Interests, promptly use such cash distributions to pay any Assumed Liability or pay such amount to Buyer (in each case net of any Tax liability as a result of the receipt of such distribution). Notwithstanding the foregoing, in the event that any Delayed Antitrust Approval has not been obtained within twenty-four (24) months of the Closing Date, subject to the consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), at any time thereafter, DuPont may sell any of the affected DPC Shares, Minority Investment Interests, Assumed Liabilities or Transferred DPC Joint Venture Interests to a third party reasonably acceptable to Buyer at a commercially reasonable price, and upon consummation of any such sale, (x) DuPont shall pay the proceeds of such sale to Buyer (provided that DuPont may reduce such payment by an amount equal to its out-of-pocket fees and expenses and any incremental Taxes payable as a result of such sale) and (y) the obligations of the parties pursuant to this Section 5.3(c) (other than pursuant to the preceding clause (x)) with respect to such DPC Shares, Minority Investment Interests, Assumed Liabilities or Transferred DPC Joint Venture Interests shall cease.

(d) During the period from the date of this Agreement until the Closing Date, except as required by this Agreement, Buyer and its Affiliates shall not, without the prior written consent of DuPont, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Buyer or any of its Affiliates, that would reasonably be expected to have a Buyer Material Adverse Effect. Without limiting the generality of the foregoing, none of Buyer, the Subsidiaries of Buyer, or their respective Affiliates shall, and shall not cause any Person to, acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to (x) materially increase the risk of not obtaining any Required Antitrust Approval or the expiration or termination of any waiting period in connection with Required Antitrust Approvals; (y) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (z) prevent or materially delay receipt of any Required Antitrust Approval.

Section 5.4 Further Assurances. Except as otherwise provided in this Agreement and subject to Section 5.3, each of the parties hereto agrees to use its reasonable best efforts before and after the Closing Date to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, but not limited to, (i) the satisfaction of the conditions precedent to the obligations of any of the parties hereto; (ii) the obtaining of all necessary consents, approvals or waivers from Governmental Authorities required to be obtained by DuPont or Buyer, or their respective Affiliates, in connection with the transactions contemplated by this Agreement (other than with respect to Regulatory Laws which are the subject of Section 5.3), (iii) to the extent consistent with the obligations of the parties set forth in Section 5.3, the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) engaging with the trustees or other representatives of any Employee Benefit Plan or any employee representative body in relation to the transactions contemplated by this Agreement and their consequences; (v) the execution and delivery of such instruments, and the taking of such other actions, as the other party hereto may reasonably require in order to carry out the intent of this Agreement; (vi) transferring and assigning to one of the Transferred DPC Companies or their Subsidiaries any of the DPC Assets not held by a Transferred DPC Company or its Subsidiary as of the Closing Date and (vii) transferring and assigning to DuPont or one of the Retained Subsidiaries any of the Excluded Assets not held by DuPont or one of the Retained Subsidiaries as of the Closing Date.

Section 5.5 Intercompany Accounts and Arrangements.

(a) Except for the Related Agreements, Local Asset Transfer Agreements, Local Purchase Agreements or the agreements set forth on Section 5.5 of the Seller’s Disclosure Schedule hereto, all intercompany arrangements and agreements, whether written or oral, between DuPont or any of the Retained Subsidiaries, on the one hand, and any of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures, on the other hand, shall be terminated and of no further force and effect after the Effective Time (or, to the extent that any equity interests in a Transferred DPC Company, Subsidiary of a Transferred DPC Company or Joint Venture are not transferred to Buyer at the Closing pursuant to Section 5.18 or Section 5.19, such later date on which all such equity interests are transferred to Buyer). Except as contemplated by the Pre-Closing Restructuring Transactions, prior to the Effective Time, DuPont shall cause each of its Subsidiaries (including without limitation any of the Transferred DPC Companies or their respective Subsidiaries), and shall use reasonable best efforts to cause the Joint Ventures and their respective Subsidiaries (to the extent of DuPont’s or its Subsidiary’s control of such Joint Venture or Subsidiary of a Joint Venture and subject to any fiduciary obligations of DuPont or any of its Subsidiaries with respect to such Joint Venture or Subsidiary thereof), to pay in full or otherwise cancel (to the extent the cancellation of such intercompany account does not have any material adverse Tax consequence on Buyer or its Subsidiaries in which event such intercompany account shall be paid in full) all outstanding intercompany accounts, whether payables or receivables, between DuPont or any of its Subsidiaries (including the Retained Subsidiaries), on the one hand, and any of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or their Subsidiaries, on the other hand.

(b) Except to the extent provided to the contrary in this Agreement, effective as of the Closing, Buyer, on behalf of itself and its Affiliates, including the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries, hereby releases DuPont and each of the Retained Subsidiaries (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing, including any actions which may be deemed to have been negligent or grossly negligent, relating to or arising out of Contracts with DuPont or a Subsidiary thereof or the operation or conduct of any businesses, Assets (including activities performed thereat) or operations managed or operated by, or operationally related, directly or indirectly, to the DPC Business or the Excluded Businesses, except for any obligation pursuant to the provisions of this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements or the Related Agreements. Except to the extent provided to the contrary in this Agreement, effective as of the Closing, DuPont, on behalf of itself and its Subsidiaries, hereby releases Buyer and the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries (and their respective officers, directors and employees, acting in their capacity as such) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing, including any actions which may be deemed to have been negligent or grossly negligent, relating to or arising out of Contracts with DuPont or a Subsidiary thereof or the operation or conduct of any businesses, Assets (including activities performed thereat) or operations managed or operated by, or operationally related, directly or indirectly, to DuPont and its Affiliates, except for any obligation pursuant to the provisions of this Agreement, the Local Asset Transfer Agreements, the Local Purchase Agreements or the Related Agreements.

Section 5.6 Provision of Corporate Records. As soon as practicable after the Closing Date and in no event later than 60 days after Closing, as permitted by Law, DuPont shall use its commercially reasonable efforts to deliver or cause to be delivered to Buyer all Transferred DPC Books and Records then in the possession of DuPont or any Retained Subsidiary, and Buyer shall use its commercially reasonable efforts to deliver or cause to be delivered to DuPont all DuPont Books and Records then in the possession of any Transferred DPC Company or any of its Subsidiaries or any Joint Venture. The foregoing shall be limited by the following specific provisions:

(a) To the extent any document (other than that stored on electronic media) can be subdivided without unreasonable effort into two portions, one of which constitutes a Transferred DPC Book and Record and the other of which constitutes a DuPont Book and Record, such document (other than that stored on electronic media) shall be so sub-divided, and the original of the portion of such document (other than that stored on electronic media) which constitutes a Transferred DPC Book and Record shall be provided to Buyer (with a copy thereof provided to DuPont) and the original of the portion of such document (other than that stored on electronic media) which constitutes a DuPont Book and Record shall be provided to DuPont (with a copy thereof provided to Buyer).

(b) Neither party shall be required to conduct any company-wide search or investigation of files.

(c) For purposes of this Section 5.6, “commercially reasonable efforts” shall require, without limitation, deliveries of any such specific and discrete books and records requested in writing by either party and then in the possession of the other party.

(d) Each party may retain copies of the books and records of the other already in its possession, and may use such books and records as reasonably required for its normal business purposes, subject to this Agreement and the Related Agreements, and subject to holding in confidence information contained in such books and records in accordance with the requirements and limitations of this Agreement including Sections 5.12 and 5.13. If either party has a reasonable concern regarding the other party’s use of such books and records, such party may, upon reasonable prior written notice and at such party’s expense, audit the other party’s use of such books and records at times and in a manner reasonably acceptable to all parties.

(e) Each party may refuse to furnish any Information if it believes in good faith that doing so presents, based on an opinion of counsel (which can be inside counsel), a significant risk of loss of the ability to successfully assert a claim of Privilege; provided that the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege.

(f) Neither party shall be required to deliver to the other books and records or portions thereof (i) if such delivery would violate any applicable Law or (ii) which are subject to confidentiality agreements which would by their terms prohibit such delivery; provided, however, if requested by the other party, such party shall use its commercially reasonable efforts to seek a waiver of such confidentiality restriction.

(g) DuPont may redact any Information covered by this Section 5.6 as and to the extent such Information relates to the Excluded Businesses, the Excluded Assets or the Retained Liabilities; provided that, subject to the other limitations and restrictions in this Section 5.6, DuPont shall make available to Buyer copies of emails relating to the DPC Business (other than emails referenced in clause (xiv)(A) of the definition of Excluded Assets) that are Excluded Assets.

(h) Buyer may redact any Information covered by this Section 5.6 as and to the extent such Information relates to Buyer’s business, assets or liabilities other than the Transferred DPC Companies and their Subsidiaries, the DPC Assets and the Assumed Liabilities, in each case, to the extent unrelated to the Excluded Business.

Section 5.7 Retained Names.

(a) Following the Closing, Buyer shall cause the Transferred DPC Companies and their Subsidiaries and the Joint Ventures to, (i) as soon as practicable, but in no event later than thirty (30) days following the Closing Date, change their names, including making any necessary legal filings with the appropriate Governmental Authority to effectuate such change, and cause their certificates of incorporation (or equivalent organizational documents), as applicable, to be amended to remove any reference to “DuPont” or any other Retained Name and cease to hold themselves out as having any affiliation with DuPont, Sellers or any of their respective Affiliates, and (ii) no later than twenty-four (24) months following the Closing Date, cease to use or to authorize any third party to use any Retained Names, and remove, strike over, or otherwise obliterate all Retained Names from all assets and other materials owned or possessed by the Transferred DPC Companies and their Subsidiaries or by the Joint Ventures, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, forms, websites, email, computer software and other materials and systems (except to the extent such software code and other materials are not made readily available to or observable by third Persons); provided, however, that after the twenty-four (24) month period, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures may continue to report in textual sentences in a factually accurate and non-prominent manner on the DPC Business’ website, securities filings and other materials that the DPC Business was acquired from DuPont. Notwithstanding anything to the contrary, Buyer, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures shall not be deemed to have violated this Section 5.7, even after the twenty-four (24) month period provided above by reason of: (i) their use of equipment and other similar articles used in the Business as of the Closing, notwithstanding that they may bear one or more of the Retained Names (provided that it is not reasonably practicable to remove or cover the Retained Name); (ii) except as otherwise provided in Section 9.1 of the Intellectual Property Cross-License Agreement, the appearance of the Retained Names on any tools, dies, engineering/manufacturing drawings, manuals, work sheets, operating procedures, other written or electronic data , materials or assets (including computer source code) that are used for internal purposes only in connection with the Business; (iii) the appearance of the Retained Names in or on any third party’s publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the ordinary course of business or pursuant to a contract prior to the Closing Date, and that generally are in the public domain, or any other similar uses by any such third party over which Buyer and its Affiliates have no control; provided that Buyer provides any such third parties with written notice of its obligations and to the extent reasonably practicable requests such third parties to cease using the Retained Names to the extent reasonably practicable; (iv) the sale by distributors unaffiliated with Buyer of inventory containing any Retained Name that is held by such distributors as of the date that is twenty-four (24) months after the Closing Date or (v) the use by Buyer, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures of a Retained Name in a non-trademark manner in textual sentences that is factually accurate and non-prominent, including for purposes of conveying to customers or the general public that the DPC Business is no longer affiliated with DuPont, and/or to reference historical details concerning or make historical reference to the DPC Business.

(b) Any use of the Retained Names by or authorized by the Transferred DPC Companies and their Subsidiaries and the Joint Ventures permitted by this Section 5.7 shall be subject to the following conditions:

(i) Use of the Retained Names shall be in the same form and manner, to the same extent (without an increase in the extent or type of uses of, or use of any new co-brand with respect to, the Retained Names), and subject to the same standards of quality, as in effect for the Retained Names as of the Closing Date;

(ii) The Retained Names shall not be used in a manner that may reflect negatively on such name and marks or on DuPont or any of its Affiliates;

(iii) Buyer and its Affiliates and the Joint Ventures shall not apply to register or register any Trademark formed in whole or in part from the Retained Names;

(iv) Any press release or similar public announcement or communication that references any of the Retained Names shall include a statement that Buyer, its Affiliates or the Joint Ventures, as applicable, and DuPont, are not Affiliates or otherwise related to each other;

(v) Buyer and its Affiliates and the Joint Ventures shall, in connection with all written Trademark uses of the Retained Names in connection with the DPC Business, including on any packaging materials, displays, signs, promotional materials, forms, and websites, include a clear statement that the associated products or services are manufactured by or otherwise emanate from the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and not from DuPont; and

(vi) Upon the expiration or termination of their respective rights under this Section 5.7, Buyer and its Affiliates and the Joint Ventures hereby assign to DuPont their rights, if any, to any Trademarks formed in whole or in part from the Retained Names that they may retain.

(c) Buyer and its Affiliates, other than the Transferred DPC Companies and their Subsidiaries and the Joint Ventures, shall have no right to use any of the Retained Names.

(d) Without limitation to any other remedies, if Buyer and its Affiliates or the Joint Ventures fail to comply with the foregoing terms and conditions or otherwise fail to comply with any reasonable direction of DuPont or any of its Affiliates in relation to the use of the Retained Names consistent herewith, and (i) fail to cure such deficiency within five (5) Business Days after receipt of written notice thereof, DuPont shall be entitled to a temporary, preliminary or permanent injunction or other equitable relief in accordance with Section 9.7, and (ii) fail to cure such deficiency within thirty (30) days after receipt of written notice thereof, DuPont shall have the right to terminate the foregoing license, effective immediately. Buyer and its Affiliates shall indemnify and hold harmless DuPont and its Affiliates for any Losses arising from or relating to the use by Buyer or any of its Affiliates or the Joint Ventures of the Retained Names pursuant to this Section 5.7, except for any uses to the extent covered by an indemnification obligation of DuPont to Buyer herein; and if any such Losses arise from a third party action, suit, proceeding claim, demand or assessment then Section 8.4(f) shall apply.

Section 5.8 Guarantees.

(a) Section 5.8(a) of the Seller’s Disclosure Schedule contains a true and correct list of the DuPont Guarantees outstanding as of the date hereof, the maximum amount guaranteed thereunder and, as of the date set forth on such schedule, the amount of the third party guaranteed indebtedness with respect to such DuPont Guarantee that is outstanding as of such date (other than any DuPont Guarantees that will terminate or expire prior to the Effective Time). After the date hereof, DuPont shall not enter into any DuPont Guarantee without the consent of Buyer, other than (i) any DuPont Guarantees that will terminate or expire prior to the Effective Time, (ii) new guarantees in connection with the DPC Customer Financing (provided that the outstanding DuPont Guarantees under the DPC Customer Financing Program shall not exceed $30,000,000 in the aggregate at any time and (iii) any DuPont Guarantees (other than in connection the DPC Customer Financing Program) provided in the ordinary course of business consistent with past practices that will remain in effect immediately following the Closing under which the maximum amount guaranteed, together with any DuPont Guarantees in existence as of the date hereof that remain outstanding as of the Closing Date, shall not exceed $10,000,000 in the aggregate. Prior to the Closing Date, DuPont and Buyer shall cooperate and shall use their respective commercially reasonable efforts to terminate, or, if the parties are unable to so terminate, cause Buyer or one of its Subsidiaries to be substituted in all respects for DuPont or the applicable Retained Subsidiary in respect of, all obligations of DuPont or any of the Retained Subsidiaries under DuPont Guarantees on the Closing Date.

(b) With respect to any DuPont Guarantees that remain outstanding after the Closing Date, (i) DuPont and Buyer shall continue to cooperate and use their respective commercially reasonable efforts to terminate, or, if the parties are unable to so terminate, cause Buyer or one of its Subsidiaries to be substituted in all respects for DuPont or any Retained Subsidiary in respect of, all obligations under DuPont Guarantees, (ii) Buyer shall indemnify and hold harmless DuPont Indemnified Parties for amounts required to be paid under such DuPont Guarantees from and after the Closing, (iii) Buyer shall pay to DuPont a fee payable at the end of each calendar quarter, commencing with the first calendar quarter beginning after the six (6) month anniversary of the Closing, based on a rate of 6% per annum on the average outstanding amount of the third party indebtedness guaranteed by DuPont during such quarter under any outstanding DuPont Guarantees set forth on Section 5.8(a) of the Seller’s Disclosure Schedule or any additional DuPont Guarantees entered into pursuant to the second sentence of Section 5.8(a), and (iv) Buyer shall not permit any of the Transferred DPC Companies or any of their Subsidiaries or Affiliates to (A) renew or extend the term of, (B) increase its obligations under, (C) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement or (D) transfer to another third party other than Buyer or its Subsidiaries any loan, Contract or other obligation for which DuPont or any Retained Subsidiary is or would reasonably be expected to be liable under such DuPont Guarantee. To the extent that DuPont or the Retained Subsidiaries have performance obligations under any DuPont Guarantee, Buyer will use commercially reasonable efforts to (x) perform such obligations on behalf of DuPont and the Retained Subsidiaries or (y) otherwise take such action as reasonably requested by DuPont so as to put DuPont and the Retained Subsidiaries in the same position as if Buyer, and not DuPont or a Retained Subsidiary, had performed or were performing such obligations.

(c) Without limiting Section 5.8(b), following the Closing, Buyer shall not permit any of the Transferred DPC Companies or their Subsidiaries to renew, extend the term of or admit any new customer into any financing program in respect of the DPC Business that is guaranteed by DuPont or any Retained Subsidiary (a “DPC Customer Financing Program”), and upon the earlier of (i) the failure by Buyer or any of its Subsidiaries to perform on a timely basis any obligation with respect to a DPC Customer Financing Program (including, for the avoidance of doubt, payment of any fee or indemnification obligation to DuPont pursuant to Section 5.8) or (ii) the date that is twelve (12) months following the Closing, then, in addition to any other right or remedy available to DuPont, Buyer shall, at DuPont’s request, take any and all actions necessary to terminate or accelerate the expiration of any DPC Customer Financing Program (or terminate or accelerate the expiration of any guarantees with respect to any customers under, or remove any customers from, any DPC Customer Financing Program), including by causing Buyer or one of its Subsidiaries to be substituted in all respects for DuPont or any Retained Subsidiary under any guarantees. In addition, it is understood that from and after the date of this Agreement, DuPont and its Subsidiaries shall not be obligated to admit any new customer into any DPC Customer Financing Program, offer any new DPC Customer Financing Program, renew or extend any existing DPC Customer Financing Program or renew or extend any guarantee (or offer any new guarantee) in respect of any customer under any existing DPC Customer Financing Program. For so long as DuPont remains liable for any amounts outstanding under any DPC Customer Financing Program, Buyer shall provide monthly status reports on customers in such DPC Customer Financing Program, which shall include information on outstanding exposure by customer and in total for such DPC Customer Financing Program and customer compliance with payment terms.

(d) Section 5.8(d) of the Seller’s Disclosure Schedule contains a true and correct list of the DuPont LCs outstanding as of the date set forth on such schedule and the amounts thereof (other than any DuPont LCs that will terminate or expire prior to the Effective Time). After the date hereof, DuPont shall not issue any DuPont LC without the consent of Buyer, other than any DuPont LCs (x) that will terminate or expire prior to the Effective Time or (y) that, as of immediately following the Closing, shall not exceed $10,000,000 in the aggregate. Prior to the Closing Date, DuPont and Buyer shall cooperate and Buyer shall use commercially reasonable efforts to replace all letters of credit issued by DuPont or the Retained Subsidiaries on behalf of or in favor of any of the Transferred DPC Companies, any of their Subsidiaries, any Joint Venture or the DPC Business, including those listed on Section 5.8 of the Seller Disclosure Schedule (the “DuPont LCs”), as promptly as practicable with letters of credit from Buyer or one of its Affiliates as of the Closing Date. With respect to any DuPont LCs that remain outstanding after the Closing Date, Buyer shall (i) indemnify and hold harmless DuPont Indemnified Parties for any drawing under any such letters of credit, (ii) pay to DuPont a fee payable at the end of each calendar quarter, commencing with the first calendar quarter beginning after the six (6) month anniversary of the Closing, based on a rate of 6% per annum on the average outstanding amount during such quarter of any outstanding DuPont LCs, and (iii) without the prior written consent of DuPont, Buyer and its Subsidiaries shall not, and shall not permit any of the Transferred DPC Companies or any of their Subsidiaries or Affiliates or any Joint Venture to, enter into renew or extend the term of, amend so as to increase its obligations under, or transfer to a third party other than Buyer or its Subsidiaries, any loan, lease, Contract or other obligation in connection with which DuPont or any Retained Subsidiary has issued any letters of credit which remain outstanding. The parties hereto agree that neither DuPont nor any of the Retained Subsidiaries will have any obligation to renew any letters of credit issued on behalf of any Transferred DPC Company (or any Subsidiary thereof), any Joint Venture or the DPC Business after the expiration of any such letter of credit.

(e) For purposes of this Section 5.8, “commercially reasonable efforts” shall not require any Person to, or to cause any of its Subsidiaries to, make or accelerate any payment under any loan, Contract or other obligation for which DuPont or any Retained Subsidiary is or may be liable under any DuPont Guarantee or DuPont LC prior to the date such payment is due.

Section 5.9 Post-Closing Access to Information. For a period of seven (7) years from the Closing Date, except as prohibited by applicable Law, DuPont and Buyer shall, subject to compliance by the other with the provisions of Section 5.12 and any Related Agreements, afford to each other and to each other’s Representatives reasonable access and duplicating rights (with copying costs to be borne by the requesting party) during normal business hours to all books and records, documents and other information (collectively, “Information”) within the knowledge, possession or control of the other party or its Affiliates solely to the extent relating to (a) in the case of requests by Buyer, the DPC Business, Transferred DPC Companies (and their Subsidiaries), DPC Assets, Assumed Liabilities, the Joint Ventures or Transferred Employees and (b) in the case of requests by DuPont, the Excluded Businesses, the Excluded Assets or the Retained Liabilities, insofar in each case as such access is reasonably required by DuPont or Buyer or any of their Subsidiaries or Affiliates for legitimate business reasons and does not violate any applicable Law or any confidentiality obligations applicable to DuPont or Buyer or any of their Subsidiaries or Affiliates, as the case may be (and shall use reasonable efforts to cause persons or firms possessing relevant Information to give similar access) and, to the extent practicable, such Information is identified by the requesting party with reasonable specificity; provided, however, that no party shall be required to disclose any Information if (i) it believes in good faith that doing so presents a significant risk, based on an opinion of counsel (which can be inside counsel) of resulting in a loss of the ability to successfully assert a claim of Privilege or (ii) DuPont or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, are adverse parties in a litigation (other than a litigation with respect to a claim for indemnification under this Agreement) and such information is reasonably pertinent thereto; provided, further, that, in the case of clause (i) above, the parties hereto shall reasonably cooperate in seeking to find a way to allow disclosure of such information without resulting in a loss of the ability to successfully assert a claim of Privilege; provided, further, that DuPont and its Affiliates shall not be required to provide Buyer or its Representatives with any information related to the Sale Process or DuPont’s or its Representatives’ evaluation thereof, including projections, financial or other information related thereto other than projections, financial or other information prepared in the ordinary course of the DPC Business without being primarily prepared for the Sale Process. Without limiting the generality of the foregoing, Information may be requested under this Section 5.9 for audit and accounting purposes and in connection with Actions, as well as for purposes of fulfilling disclosure and reporting obligations. Notwithstanding anything herein to the contrary, following Closing and for as long as such retention is required in accordance with the DuPont Corporate Records and Information Management Policy, as in effect as of the date hereof, or applicable Law (with the longer durational requirement to govern), Buyer shall, and shall cause the Transferred DPC Companies and their Subsidiaries to, retain all medical and exposure records of Business Employees and, subject to applicable Law, afford DuPont and its Affiliates and Representatives with reasonable access to such medical and exposure records for any reasonable business purpose.

Section 5.10 Production of Witnesses and Individuals. From and after the Closing Date, DuPont and Buyer shall use and shall cause their respective Subsidiaries to use reasonable efforts to make available to each other, upon written request, its officers, directors, employees and agents for fact finding, consultation and interviews and as witnesses to the extent that any such person may reasonably be required in connection with any Actions in which the requesting party may from time to time be involved relating to the conduct of the DPC Business or the Excluded Businesses. DuPont and Buyer agree to reimburse each other for reasonable out-of-pocket expenses (other than officers’ or employees’ salaries) incurred by the other in connection with providing individuals and witnesses pursuant to this Section 5.10. Notwithstanding the foregoing, the provisions of this Section 5.10 shall not apply to Actions brought between DuPont and its Affiliates (but not including the Transferred DPC Companies and their Subsidiaries), on the one hand, and Buyer and its Affiliates (including after the Closing Date, the Transferred DPC Companies and their Subsidiaries) on the other hand.

Section 5.11 Retention of Records. Except when a longer retention period is otherwise required by Law or agreed to in writing, including as set forth in Section 6.8, DuPont and the Transferred DPC Companies and their respective Subsidiaries shall retain, in accordance with their respective records control schedule policy existing from time to time, all Information relating to the DPC Business and the Excluded Businesses, respectively. The parties hereto agree that upon written request from the other that certain Information relating to the DPC Business or the transactions contemplated hereby be retained in connection with an Action, the parties shall use reasonable efforts to preserve and not to destroy or dispose of such Information without the consent of the requesting party.

Section 5.12 Confidentiality.

(a) For a period of ten (10) years from the Closing Date, except as otherwise expressly provided in any Related Agreement, DuPont shall hold and shall cause its Affiliates to hold, and shall use its reasonable best efforts to cause its Representatives to hold, in strict confidence and not to disclose, release or use without the prior written consent of Buyer, any and all DPC Confidential Information; provided, that DuPont may disclose, or may permit disclosure of, DPC Confidential Information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties hereto and in respect of whose failure to comply with such obligations DuPont will be responsible or (ii) if DuPont, its Affiliates or its Representatives are compelled to disclose any such DPC Confidential Information by judicial or administrative process or any stock exchange rule or regulation or, in the opinion of legal counsel including in house counsel, by other requirements of Law. Notwithstanding the foregoing, in the event that any demand or request for disclosure of DPC Confidential Information is made pursuant to clause (ii) above, DuPont shall to the extent practicable promptly notify Buyer of the existence of such request or demand and shall provide Buyer a reasonable opportunity to seek an appropriate protective order or other remedy, which both parties will reasonably cooperate in obtaining (each at their own expense). In the event that such appropriate protective order or other remedy is not obtained, DuPont or its Affiliates or Representatives shall furnish, or cause to be furnished, only that portion of the DPC Confidential Information that is legally required to be disclosed. As used in this Section 5.12, “DPC Confidential Information” shall mean all proprietary technical, economic, environmental, operational, financial and/or other business Information or material of Buyer and its Subsidiaries which, prior to or following the Closing Date, is or has been in the possession of DuPont and its Affiliates, whether by operation or conduct of the DPC Business or otherwise or has been disclosed by Buyer or its Affiliates in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, DuPont, in each case including pursuant to the access provisions of Section 5.9 hereof or any other provision of this Agreement or any Related Agreement (with the exception of information provided under the Intellectual Property Cross-License Agreement, the Trademark License Agreement, the Know-How Assignment, the IP Assignment or the Patent Assignment), in each case to the extent relating to the DPC Business or the DPC Assets prior to the Closing Date, including (a) ideas and concepts for existing products, processes and services; (b) specifications for products, Equipment and processes; (c) manufacturing and performance specifications and procedures; (d) engineering drawings and graphs; (e) technical, research and engineering data; (f) formulations and material specifications; (g) laboratory studies and benchmark tests; (h) service and operation manuals; (i) quality assurance policies, procedures and specifications; (j) evaluation and/or validation studies; (k) pending patent applications; (l) all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; and (m) business information, including marketing and development plans, forecasts, research and development agreements, and customer and vendor information (except to the extent that such Information can be shown to have been (1) in the public domain or enters the public domain through no fault of DuPont or its Affiliates, (2) lawfully acquired from other sources by DuPont or its Affiliates or (3) developed independently by DuPont or its Affiliates; provided, however, in the case of (2) that such sources did not provide such Information in breach of any confidentiality or other legal obligation owed to Buyer or its Subsidiaries). Notwithstanding the foregoing and without limitation to the Related Agreements, nothing herein shall prevent DuPont or its Subsidiaries or Affiliates or their respective Representatives from disclosing or using any

DPC Confidential Information used or held for use in any Excluded Business. Notwithstanding anything to the contrary herein, for the purposes of this Section 5.12(a), following the Closing, the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries shall be deemed Subsidiaries and Affiliates of Buyer.

(b) For a period of ten (10) years from the Closing Date, except as otherwise expressly provided in any Related Agreement, Buyer shall hold and shall cause its Affiliates to hold, and shall use its reasonable best efforts to cause its Representatives to hold, in strict confidence and not to disclose, release or use without the prior written consent of DuPont, any and all DuPont Confidential Information; provided, that Buyer may disclose, or may permit disclosure of, DuPont Confidential Information (i) to its Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the parties hereto and in respect of whose failure to comply with such obligations Buyer will be responsible or (ii) if Buyer, its Affiliates or its Representatives are compelled to disclose any such DuPont Confidential Information by judicial or administrative process or any stock exchange rule or regulation or, in the opinion of legal counsel including in house counsel, by other requirements of Law. Notwithstanding the foregoing, in the event that any demand or request for disclosure of DuPont Confidential Information is made pursuant to clause (ii) above, Buyer shall to the extent practicable promptly notify DuPont of the existence of such request or demand and shall provide DuPont a reasonable opportunity to seek an appropriate protective order or other remedy, which both parties will reasonably cooperate in obtaining (each at their own expense). In the event that such appropriate protective order or other remedy is not obtained, Buyer or its Affiliates or Representatives shall furnish, or cause to be furnished, only that portion of the DuPont Confidential Information that is legally required to be disclosed. As used in this Section 5.12, “DuPont Confidential Information” shall mean all proprietary technical, economic, environmental, operational, financial and/or other business Information or material of DuPont and its Subsidiaries which, prior to or following the Closing Date, is or has been in the possession of Buyer and its Affiliates, whether by operation or conduct of the Excluded Businesses or otherwise or has been disclosed by DuPont or its Affiliates in written, oral (including by recording), electronic, or visual form to, or otherwise has come into the possession of, the other, in each case including pursuant to the access provisions of Section 5.9 hereof or any other provision of this Agreement or any Related Agreement (with the exception of information provided under the Intellectual Property Cross-License Agreement, the Trademark License Agreement, the Know-How Assignment, the IP Assignment or the Patent Assignment), in each case to the extent relating to the Excluded Businesses or the Excluded Assets, including (a) ideas and concepts for existing products, processes and services; (b) specifications for products, Equipment and processes; (c) manufacturing and performance specifications and procedures; (d) engineering drawings and graphs; (e) technical, research and engineering data; (f) formulations and material specifications; (g) laboratory studies and benchmark tests; (h) service and operation manuals; (i) quality assurance policies, procedures and specifications; (j) evaluation and/or validation studies; (k) pending patent applications; (l) all other know-how, methodology, procedures, techniques and trade secrets related to research, engineering, development and manufacturing; and (m) business information, including marketing and development plans, forecasts, research and development agreements, and customer and vendor information (except to the extent that such Information can be shown to have been (1) in the public domain or enters the public domain through no fault of

Buyer or its Subsidiaries, (2) lawfully acquired from other sources by Buyer or its Subsidiaries or (3) developed independently by Buyer or its Subsidiaries; provided, however, in the case of (2) that such sources did not provide such Information in breach of any confidentiality or other legal obligation owed to Buyer or its Subsidiaries). Notwithstanding the foregoing and without limitation to the Related Agreements, nothing herein shall prevent Buyer or its Subsidiaries or Affiliates or their respective Representatives (including the Transferred DPC Companies and their Subsidiaries and the Joint Ventures) from disclosing or using any Confidential Information used or held for use in the DPC Business following the Closing. Notwithstanding anything to the contrary herein, for the purposes of this Section 5.12(b), following the Closing, the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries shall be deemed Subsidiaries and Affiliates of Buyer.

(c) Notwithstanding anything to the contrary set forth herein, (i) DuPont and its Affiliates, on the one hand, and Buyer and its Affiliates (including the Transferred DPC Companies and their Subsidiaries), on the other hand, shall be deemed to have satisfied their obligations hereunder with respect to DPC Confidential Information or DuPont Confidential Information (each, “Confidential Information”), as the case may be, if they exercise the same degree of care (but no less than a reasonable degree of care) as they take to preserve confidentiality for their own similar Information and (ii) confidentiality obligations provided for in any agreement between DuPont or any of its Affiliates, or Buyer or any of its Affiliates (including the Transferred DPC Companies and their Subsidiaries and the Joint Ventures), on the one hand, and any employee of DuPont or any of its Affiliates (or, prior to the Closing Date, any of the Transferred DPC Companies and their Subsidiaries), or Buyer or any of its Affiliates (including, after the Closing Date, the Transferred DPC Companies and their Subsidiaries), on the other hand, shall remain in full force and effect, subject, however, to assignment of any such agreements to the extent concerning DPC Confidential Information to a Transferred DPC Company. Subject to the terms of any Related Agreement, Confidential Information of a party in the possession of and used by the other party or its Affiliates as of the Closing Date may continue to be used by the other party and its Affiliates, in the operation of their businesses, so long as the Confidential Information is maintained in confidence and not disclosed in violation of this Agreement. Such continued right to use may not be transferred to any third party (other than an Affiliate of a party hereto) unless the third party purchases all or substantially all of the business and Assets in one transaction or in a series of related transactions for which or in which the relevant Confidential Information is used or employed.

(d) Notwithstanding the foregoing in this Section 5.12, to the extent that a Related Agreement or another Contract pursuant to which a party hereto is bound or its Confidential Information is subject provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 5.12, then the applicable provisions contained in such Related Agreement or other Contract shall control with respect thereto. For the avoidance of doubt, references to “Subsidiaries” or “Affiliates” of Buyer in this Section 5.12 shall include, to the extent relating to any period following the Closing, the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries.

Section 5.13 Non-Solicitation; Non-Competition

(a) For a period of four (4) years from the Closing Date, without the prior written consent of Buyer, neither DuPont nor its Subsidiaries shall, directly or indirectly, solicit for employment or hire (whether as an employee, consultant or otherwise) any officer, plant manager, other member of senior management or technical fellows (including, without limitation, those persons in job categories listed on Section 5.13(a) to the Disclosure Schedules) who was a Business Employee immediately prior to the Closing; provided that DuPont, its Subsidiaries and their officers, directors and employees shall not be precluded from soliciting or hiring, or taking any other action with respect to, any such Person who has been terminated by Buyer or its Affiliates (including a Transferred DPC Company or any Subsidiary thereof) prior to, commencement of employment discussions between DuPont, its Subsidiaries or any of their officers, directors or employees and such Person; and provided, further, that DuPont and its Subsidiaries shall not be restricted from engaging in general or public solicitations or advertising (including through the use of employment agencies) not targeted at any such Persons described above.

(b) Commencing on and for a period of four (4) years following the Closing Date, DuPont shall not, and shall cause its Affiliates not to, directly or (except with respect to individual components or ingredients in Products) indirectly, develop, design, manufacture, market, distribute or sell any Product or Ancillary Product in the DPC Field of Use or engage in the DPC Additional Protected Activities or hold any ownership interest in any Person who engages in such activities (the “Prohibited Activities”). For avoidance of doubt, Prohibited Activities do not include, and DuPont and its Subsidiaries may engage in, the development, designing, manufacture, marketing, distribution and sale of individual components or ingredients of Product or Ancillary Product (but not Product or Ancillary Product itself other than with respect to individual components or ingredients therein) in the DPC Field of Use to the manufacturer of, but not an end user, distributor or reseller of, any Product or Ancillary Product; provided that such activities are not in violation of the Intellectual Property Cross-License Agreement or other obligation herein or in any other Related Agreement or in any Local Asset Transfer Agreement concerning use of Intellectual Property or Confidential Information.

(c) Notwithstanding the foregoing, the parties agree that nothing herein shall prohibit DuPont and its Subsidiaries from:

(i) acquiring or investing in any Person, or the assets thereof, if less than ten percent (10%) of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from any of the Prohibited Activities and the gross revenues of such Person derived from any of the Prohibited Activities (based on such financial statements) do not exceed $50,000,000;

(ii) acquiring or investing in any Person, or the assets thereof, if ten percent (10%) or more than ten percent (10%) of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements) are related to or were derived from any of the Prohibited Activities or the gross revenues of such Person (based on such financial statements) derived from any of the Prohibited Activities exceed

$50,000,000; provided, that within one year of such acquisition, DuPont or its Subsidiaries enter into a definitive agreement to divest themselves of all or substantially all of the assets or operations so acquired that are engaged in any of the Prohibited Activities (and use commercially reasonable efforts to consummate such transaction as soon as reasonably practicable thereafter); and provided, further, that such divesture is consummated within one year of entering into such definitive agreement;

(iii) acquiring or investing in securities representing not more than five percent (5%) of the outstanding voting power or equity securities of any Person; or

(iv) acquiring or investing in any equity interest in any Person by any bona fide employee benefit plan of DuPont or its Subsidiaries.

(d) The parties agree that, notwithstanding anything to the contrary in Section 5.13(b), the provisions of Section 5.13(b) shall not prohibit (i) DuPont’s or any of its Subsidiaries’ ownership or operation of, or the activities of, any Joint Ventures the equity interests of which have not been transferred to Buyer or one of its Subsidiaries at the Closing, (ii) DuPont or any of its Subsidiaries from performing under any Contract or Shared Contract or owning or operating any other Asset that constitutes a DPC Asset which is not transferred, conveyed or assigned to Buyer or one of its Subsidiaries as of the Closing Date or (iii) DuPont or any of its Subsidiaries from performing its obligations under this Agreement or any Local Asset Transfer Agreement or Related Agreement.

(e) The following terms used in this Agreement shall have the following meanings:

(i) “Product” shall mean a Film-Forming waterborne, solvent borne, water/solvent borne or powder composition or formulation, in the form of a powder, powder slurry, dispersion, pigment dispersion, mill work dispersion, emulsion, suspension, liquid, or a combination thereof (including clear or pigmented automotive and industrial paints (including for original equipment manufacturers and refinishing purposes)), electrical insulating composition, or an electro-deposition coating (i.e., E-coat) composition). For avoidance of doubt, Product shall not include Non-Film Forming compositions or formulations.

(ii) “Ancillary Product” shall mean, in each of the following cases, in connection with Product, but excluding individual components or ingredients of Product, in the DPC Field of Use: (a) material, such as paint thinner, body fillers, activators, sundries (of a type currently sold to customers of the DPC Business), catalysts and dyes, used in the application of the Product or in the cleaning of an equipment used in such application, (b) milled compounds or precipitated powders used as resin modifiers, polymer processing aids, binders, resins, anti-corrosion or chemical resistant coatings, or (c) tools and mechanical parts thereof for Coating application, including paint-spraying equipment such as spray gun and spray nozzle.

(iii) “Coating” shall mean one or more layers of Product that is applied on a substrate to be protected or treated, using a brush, manual or automated spray including electrostatic spray, dip, roller, or any paint application method that is not a print method, where the spray method has volume per activation per nozzle of no less than 1,000,000 picoliters and each layer in the Coating has a thickness of more than 100 nanometers.

(iv) “Cured” shall mean the last treatment step (which involves evaporation, and/or chemical cross linking) that gives the substrate with a Coating its final protection or treatment to achieve the targeted performance properties.

(v) “DPC Additional Protected Activities” shall mean, in each of the following cases, in connection with Product, but not individual components or ingredients of Product, in the DPC Field of Use (a) design, manufacture, supply and/or use of mechanical devices used in applying Coating including dispensing of tints to make paint, (b) development or use of business methods used in setting up and managing collision repair shops, (c) design, manufacture, supply and/or use of various measurement and testing devices (such as color measurement devices, viscosity measurement, Coating surface measurement devices used during the manufacture of paint), (d) development or use of methods of applying Coating (including software to run automated spray systems), (e) design, manufacture, supply and/or use of baking and curing systems, and (f) design, manufacture, supply and/or use of customer-applied-products, such as headlight polishing kits, minor paint repair kits, and windshield repair kits.

(vi) “DPC Field of Use” shall mean use in a Coating on (a) an interior or exterior surface of vehicles (including automobile bodies or chassis, any and all items manufactured and painted by automobile sub-suppliers, frame rails, commercial trucks and truck bodies, ready-mix concrete delivery vehicle bodies, waste hauling vehicle bodies, and fire and emergency vehicle bodies (including any attachments or components to such truck bodies), buses, farm and construction equipment, truck caps and covers, trailers, recreational vehicles (including motor homes, campers, conversion vans, vans, pleasure vehicles, pleasure craft snow mobiles, all-terrain vehicles, and personal watercraft), motorcycles, boats, ships, and commercial and general aviation fixed wing, rotorcraft and unmanned aircraft); provided that all of the foregoing shall exclude all internal parts of the engine of vehicles), (b) an interior or exterior surface of Industrial Equipment, (c) an exterior and interior surface of electronic equipment (including cell phones and laptop computers), (d) the surface of coiled metal, (e) interior or exterior surfaces of industrial, instructional, manufacturing, commercial and residential buildings and homes, (f) the surface of electrical wires, electrical components and electrical insulation or (g) Other Surfaces, wherein the Coating in each of every case in (a) through (g) above, when Cured, contains no more than 3 weight percent of atomic fluorine, as such weight percent is calculated by disregarding all volatiles from the formulation of the Coating.

(vii) “Film-Forming” shall mean that the composition or formulation, when applied over a substrate, forms a continuous film when Cured, as evidenced by the substantial absence of voids and/or cracks when inspected under a microscope.

(viii) “Industrial Equipment” shall mean (a) industrial and commercial equipment, (b) amusement park equipment, (c) agricultural equipment, (d) infrastructure (including bridges, towers, chemical processing, petroleum refining, pipelines, power generation, water and wastewater treatment, traffic control, shipping terminals and tank farms), (e) coil coating, (f) pipes, (g) appliances (including washing machines and dryers), (h) railroad locomotives and rolling stock (including high-speed rail, light rail, trolley and subway cars), (i) printed circuit boards, (j) machinery, (k) robots, (l) original equipment manufacturer machine tools, (m) signage, (n) fiberglass structures, (o) sporting goods, (p) sporting equipment, (q) rebar and (r) can seams.

(ix) “Non-Film Forming” shall mean that the composition or formulation, when applied over a substrate, does not form a continuous film when Cured, as evidenced by the substantial presence of voids and/or cracks when inspected under a microscope.

(x) “Other Surfaces” shall mean surfaces of (a) cement and wood floors, (b) leather, (c) concrete (including parking lots and drive ways), (d) asphalt and concrete road, (e) wood substrates, (f) marine, (g) sheetrock, and (h) stone and brick.

(f) Notwithstanding anything to the contrary herein, nothing in Section 5.13(b)-(e) shall in any way restrict DuPont’s direct or indirect ownership or operation of DuPont Powder Coatings Saudia Co. Ltd. or the assets thereof following the Closing.

Section 5.14 Mail and Other Communications; Accounts.

(a) After the Closing Date, each of DuPont and its Subsidiaries and Buyer and its Subsidiaries may receive mail, packages and other communications (including electronic communications) properly belonging to the other (or the other’s Subsidiaries). Accordingly, at all times after the Closing Date, each of DuPont and Buyer authorizes the other and their respective Subsidiaries to receive and open all mail, packages and other communications received by it and not unambiguously intended for the other party (or its Subsidiaries) or any of the other party’s (or its Subsidiaries’) officers or directors, and to retain the same to the extent that they relate to the DPC Business (in the case of receipt by Buyer and its Subsidiaries) or the Excluded Businesses (in the case of receipt by DuPont and its Subsidiaries), or to the extent that they do not relate to the DPC Business (in the case of receipt by Buyer and its Subsidiaries) or the Excluded Businesses (in the case of receipt by DuPont and its Subsidiaries), the receiving party shall promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages or other communications (or, in case the same relate to both the DPC Business and the Excluded Businesses, copies thereof) to the other party. The provisions of this Section 5.14 are not intended to, and shall not be deemed to, constitute an authorization by either DuPont or Buyer to permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes.

(b) All payments and reimbursements received by DuPont or its Subsidiaries in connection with or arising out of the DPC Business, the DPC Assets or the Assumed Liabilities after the Closing shall be held by such Person in trust for the benefit of Buyer and, immediately upon receipt by such Person of any such payment or reimbursement, such Person shall pay over to Buyer the amount of such payment or reimbursement, without right of set off.

(c) All payments and reimbursements received by Buyer or its Subsidiaries in connection with or arising out of the Excluded Assets, Retained Liabilities or Excluded Businesses, after the Closing shall be held by such Person in trust for the benefit of DuPont and, immediately upon receipt by such Person of any such payment or reimbursement such person shall pay over to DuPont the amount of such payment or reimbursement without right of set off.

Section 5.15 Compliance with WARN Act and Similar Statutes. Buyer agrees that it shall, and shall cause its Subsidiaries to, comply with the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and any applicable state, local and foreign plant closing and layoff law as it relates to any site of employment of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures. Buyer agrees to, and shall cause its Subsidiaries to, indemnify, defend and hold harmless DuPont and the Retained Subsidiaries from and against any and all Losses which DuPont and the Retained Subsidiaries may incur in connection with any Action or claim of violation brought against DuPont and any of the Retained Subsidiaries under the WARN Act or any state, local and foreign plant closing and layoff law, which relate, in whole or in part, to actions taken by Buyer or any of its Subsidiaries following the Closing Date with regard to any site of employment of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or any of their respective operating units within any site of employment of the DPC Business. As used in this Section 5.15, Buyer’s Subsidiaries shall include the Transferred DPC Companies and their Subsidiaries and the Joint Ventures.

Section 5.16 Shared Contracts.

(a) Shared Contractual Liabilities pursuant to, under or directly relating to Shared Contracts shall, unless otherwise allocated pursuant to Section 5.16(a) of the Seller’s Disclosure Schedule, this Agreement, a Local Asset Transfer Agreement, a Local Purchase Agreement or a Related Agreement, be allocated between DuPont and Buyer as follows:

(i) If a Liability is incurred exclusively in respect of the DPC Business or the Excluded Businesses, such Liability shall be allocated to Buyer (in respect of the DPC Business) or DuPont (in respect of the Excluded Businesses);

(ii) If a Liability cannot be so allocated under clause (i) above, such Liability shall be allocated to DuPont or Buyer, as the case may be, based on the relative proportions of total economic benefit received (over the term of the Shared Contract remaining as of the Closing Date, measured as of the date of the allocation) by the DPC Business or the Excluded Business under the relevant Shared Contract. Notwithstanding the foregoing, each of DuPont and Buyer shall be responsible for any or all Liabilities arising from its (or its Subsidiary’s) breach of the relevant Shared Contract to which this Section 5.16 otherwise pertains.

(b) If DuPont or any Retained Subsidiary, on the one hand, or Buyer or any of its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries), on the other hand, receives any benefit or payment which under any Shared Contract was intended for the other, DuPont and Buyer will use their respective reasonable best efforts to, and to cause their respective Subsidiaries to, deliver such benefit or payment to the other party.

(c) Notwithstanding anything to the contrary herein, the parties agree that the Shared Contracts listed on Section 5.16(c)(i) of the Seller’s Disclosure Schedule shall not be deemed to be DPC Assets hereunder (the “Excluded Shared Contracts”). Without limiting the foregoing, the parties have determined that it is advisable that certain Shared Contracts, which are identified on Section 5.16(c)(ii) of the Seller’s Disclosure Schedule, be separated into separate Contracts between the appropriate third party and either the Excluded Businesses or the DPC Business. The parties agree to cooperate and provide reasonable assistance prior to the Closing (with no obligation on the part of either party to pay any costs or fees with respect to such assistance) in effecting the separation of such Shared Contracts. Notwithstanding anything to the contrary herein, without the prior written consent of Buyer, no Transferred DPC Company, any Subsidiary of the Transferred DPC Companies or any Joint Venture or any of its Subsidiaries shall enter into any new Shared Contract after the date hereof or any separate Contract with respect to any or all of the Shared Contracts set forth on Section 5.16(c)(ii) of the Seller’s Disclosure Schedule to the extent that such new or separate Contract (x) is a sourcing Contract containing “take or pay” obligations of such Transferred DPC Company, Joint Venture or respective Subsidiary thereof or (y) requires payment of any costs by such Transferred DPC Company, Joint Venture or respective Subsidiary thereof to terminate such separate Contract.

(d) As used in this Section 5.16, Buyer’s Subsidiaries shall include the Transferred DPC Companies and their Subsidiaries and the Joint Ventures.

Section 5.17 Transfer of Excluded Assets; Restructuring.

(a) DuPont shall take, or cause one or more of its Affiliates to take, the actions described on Section 5.17 of the Seller’s Disclosure Schedule (as it may be amended pursuant to the immediately following sentence) to transfer effective as of, or prior to, the Effective Time (i) the Excluded Assets (other than Cash Equivalents) from the Transferred DPC Companies or any of their Subsidiaries or the Joint Ventures to DuPont or one or more of its Retained Subsidiaries and (ii) the DPC Assets not held by any Transferred DPC Companies or any their Subsidiaries or the Joint Ventures and their Subsidiaries from DuPont or its Subsidiaries to a Transferred DPC Companies or its Subsidiaries, in each case, for such consideration or for no consideration, as may be determined by DuPont in its sole discretion. DuPont shall effect the restructuring transactions set forth on Section 5.17 of the Seller’s Disclosure Schedule (as may be amended pursuant to this sentence, the “Pre-Closing Restructuring Transactions”) by the Effective Time; provided, however, that following the date hereof, DuPont shall be permitted to amend Section 5.17 of the Seller’s Disclosure Schedule with the prior written consent of Buyer, which consent shall not be unreasonably withheld, to the extent the effect of such amendments would not adversely affect Buyer or its Affiliates or, following the Closing, the DPC Business, the Transferred DPC Companies and their Subsidiaries or the Joint Ventures and their Subsidiaries. After the Closing Date, Buyer and its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries) shall (at the sole cost and expense of DuPont) take all actions (or shall cause their Affiliates to take all actions) reasonably requested by DuPont to effect the provisions of this Section 5.17, including the transfer of any Excluded Assets (other than Cash Equivalents) to DuPont or one or more of its designees for no additional consideration. All documents, instruments or certificates executed to effectuate the Pre-Closing Restructuring Transactions and the other transactions described in this Section 5.17 (i) shall be in form and substance consistent with the Pre-Closing Restructuring Transactions (as may be amended in accordance with this Section 5.17) and shall not adversely affect Buyer or its Affiliates or, following the Closing, the DPC Business, the Transferred DPC Companies and their Subsidiaries or the Joint Ventures and their Subsidiaries or impose liabilities, restrictions or limitations on Buyer, the Transferred DPC Subsidiaries or their Subsidiaries not contemplated by this Agreement (taking into account the transactions contemplated by this Agreement, including the assumption of the Assumed Liabilities by Buyer). Except with respect to documents, instruments and certificates to effectuate the Pre-Closing Restructuring Transactions expected to take place in Asia on or around September 1, 2012, DuPont shall provide Buyer all such material documents, instruments or certificates (or forms thereof), other than those documents, instruments or certificates described in clause (i) of the immediately preceding sentence, as far in advance of the execution thereof as is reasonably practicable.

(b) Section 5.17(b) of Seller’s Disclosure Schedule sets forth a list of all of the Real Property (other than Real Property that is expected as of the date hereof to be licensed pursuant to an Administrative Services Agreement) which as a result of the transactions contemplated hereby, including the Pre-Closing Restructuring Transactions and the Real Property Transfer, are expected as of the date hereof to be owned, leased or subleased in connection with the DPC Business immediately following the Closing, and for each such Real Property (i) the legal address, and (ii) whether such Real Property is expected as of the date hereof to be owned, leased or subleased. Notwithstanding anything to the contrary contained herein, following the date hereof through December 31, 2012, DuPont shall have the right to amend Section 5.17(b) of the Seller’s Disclosure Schedule, from time to time other than with respect to the Owned Real Property; provided that (i) any such amendment to add or remove any leased or subleased Real Property involving annual lease payments in excess of $100,000 per year or at which more than 40 Business Employees work or which would reasonably be expected to adversely affect the DPC Business shall require the prior written consent of Buyer (such consent not to be unreasonably withheld), and (ii) if consent is not required DuPont shall deliver prompt written notice to Buyer of any such amendment. As part of the Pre-Closing Restructuring Transactions, DuPont shall, and shall cause its Affiliates to, take such actions as are necessary so that immediately following the Closing and the Real Property Transfer, the

Transferred DPC Companies and their Subsidiaries have the right to own, lease or sublease, as applicable, all of the Real Property set forth in Section 5.17(b) of Seller’s Disclosure Schedule (as the same may be amended by DuPont in accordance with the terms hereof) as contemplated thereby. To the extent any Transferred DPC Company or a Subsidiary thereof, Joint Venture or Subsidiary thereof or DPC Affiliate (in respect of the DPC Business) intends to enter into any lease or sublease with DuPont or its Affiliates (other than (i) the Ft. Madison, Iowa ground lease to be entered into in the form negotiated between Buyer and DuPont and attached hereto as Exhibit V, (ii) the Experimental Station, Delaware lease to be entered into in the form negotiated between Buyer and DuPont prior to the date hereof and attached hereto as Exhibit W and (iii) an office space sublease to be entered into in the form negotiated between Buyer and DuPont prior to the date hereof and attached hereto as Exhibit DD), DuPont shall not and shall cause its Affiliates not to execute any such lease or sublease without Buyer’s written approval (such approval not to be unreasonably withheld) of the material terms of such lease or sublease, including but not limited to the term, rent, termination rights, assignment and subletting, indemnification, alterations and permitted use of the property subject to such lease or sublease. In addition, any sublease entered into shall provide for, on a pro rata basis, at least the same rights that, and no greater obligations than, Dupont or its Affiliate has under the underlying lease of such Real Property, a copy of which will be provided to Buyer prior to the date such sublease is entered into.

(c) With respect to the IP Assignment Agreements and the Services Agreements, forms of which are attached as Exhibits I and O through R and the respective exhibits and schedules thereto (including all SLAs), the parties agree as follows:

(i) IP Assignment Agreements. Promptly after the date hereof, DuPont shall provide to Buyer the contact details for its local intellectual property agents and Buyer shall thereafter provide proposed country-specific forms of intellectual property assignments, together with final schedules thereto, substantially similar to the forms of IP Assignment Agreement (the “Country-Specific IP Assignments”). Thereafter the parties shall cooperate in good faith to make such modifications as are reasonably necessary to conform such country specific forms of agreement to local legal requirements, including appropriate authorizations, IP office filing rules and other similar attributes the final form of which shall be reasonably satisfactory to each of DuPont and Buyer. The parties shall also reasonably cooperate to verify that the exhibits and schedules to such country specific agreements are accurate and up to date as of the filing date. DuPont shall execute and deliver to Buyer the Country-Specific IP Assignments at the Closing.

(ii) Services Agreements. Promptly after the date of this Agreement, DuPont shall provide to Buyer proposed country-specific forms of Services Agreements substantially similar to the respective forms of the Services Agreements attached as Exhibits O through R hereto, together with all of the proposed exhibits and schedules thereto, including the relevant service level agreements (“SLAs”). Prior to the Closing Date, the Parties shall cooperate in good faith to make such modifications or amendments as are reasonably necessary to conform such country-specific forms of such agreements to local legal requirements and shall review and modify as necessary the exhibits and schedules thereto to ensure that such exhibits and schedules are accurate and up-to-date as required under the terms of the applicable Services Agreements and in conformance with Section 5.17(c)(iii) below.

(iii) Service Level Agreements. The parties acknowledge and agree that the services to be provided under the Services Agreements (other than the Site Services Agreements) are intended to facilitate the transition of the DPC Business to an independent entity on a basis consistent with the Day One Operating Model (as defined in the IT Administrative Services Agreement). Without limiting the foregoing DuPont represents that (x) the aggregate annual cost of the services specified in the SLAs of the Administrative Services Agreements and the IT Administrative Services Agreements for the first twelve (12) months following the Closing Date will not exceed $112,700,000, including approximately $13,800,000 of SLAs that are priced on a variable cost basis using usage assumptions that are consistent with the historic usage of such services by the DPC Business, all subject to price adjustment allowed under the relevant Services Agreements, and (y) the aggregate annual cost of the services to be provided by the DPC Business to DuPont and its Affiliates (other than the Transferred DPC Companies, the Joint Ventures and their Subsidiaries) pursuant to SLAs attached to the Reverse Administrative Services Agreements and the Reverse IT Administrative Services Agreements for the first twelve (12) months following the Closing Date will not be less than $21,800,000, or DuPont will pay Buyer the difference; provided, however, that the Parties shall equitably adjust the amount set forth in (y) above to account for termination of any Service (as defined in the relevant Services Agreements) by the DPC Business and the related reduction in costs to the DPC Business as a result thereof or to the extent a Subcontracted Person (as defined in the relevant Services Agreements) becomes unavailable to DuPont and its Affiliates either as a result of termination for cause or for any reason beyond the reasonable control of DuPont or its Affiliates. The parties further acknowledge and agree that the SLAs have not been fully reviewed by Buyer as of the date hereof and each of the SLAs shall be modified by mutual agreement of the parties, acting reasonably and in good faith, in the event that individually or in the aggregate the SLAs are inconsistent with the Day One Operating Model, the costs set forth above or the applicable Services Agreement (without giving effect to any qualification contained therein stating that any provision thereof is subject to modification by the SLAs). In the event that during the period prior to the Closing Date any service is identified by Buyer as a potential Omitted Service (as defined in the relevant Administrative Services Agreement. IT Administrative Services Agreement or Site Services Agreement) the parties or their applicable Affiliate will enter into an SLA with respect to such Omitted Service in accordance with the procedures set forth in the relevant Services Agreement. In the event that during the period prior to the Closing Date any service is identified by Buyer as a proposed Additional Service (as defined in the relevant Services Agreement), the parties or their applicable Affiliate will address the request for such Additional Service in accordance with the procedures set forth in the relevant Services Agreement. To the extent that any SLA would materially modify any generally applicable provision of the Related Agreements or would be materially inconsistent with the Day One Operating Model, such SLA will be subject to the consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed.

(iv) Amendments. The parties agree that any Services Agreement, or country specific agreement based thereon, or any Schedules or Exhibits thereto, entered into by DuPont and any Affiliate between the date of this Agreement and the Closing Date shall only be amended, modified or supplemented with the prior written consent of each of Buyer and DuPont in accordance with the requirements of Section 9.1. Notwithstanding the foregoing, DuPont shall be permitted to make changes to the Day One Operating Model, provided, however, that DuPont shall not make any material change without the prior approval of the Buyer, which approval may not unreasonably be withheld, conditioned or delayed.

(v) Separation. Nothing contained herein shall restrict DuPont or its Affiliates from entering into administrative services agreements, site services agreements, IT administrative service agreements, services level agreements prior to the applicable separation date in connection with the Pre-Closing Restructuring Transactions, it being understood and agreed that such agreements shall not be binding upon the Buyer or, following Closing, the Transferred DPC Companies or their Subsidiaries and shall be amended prior to the Closing Date to the extent necessary to conform with the agreements set forth above.

(vi) Planning Committee. Promptly after the date of this Agreement, the Parties shall establish a Planning Committee for the purposes of coordinating and communicating pertinent information regarding the activities contemplated or taken in accordance with or pursuant to the Related Agreements or this Agreement. The parties shall reasonably determine the membership of the Planning Committee, provided that the Planning Committee shall include member representatives from DuPont, the DPC Business and the Buyer. The Planning Committee shall meet on a regular basis, in person or by telephone conference at a schedule to be determined by the Planning Committee itself, but no less than twice per month. The Planning Committee shall not have decision making authority with respect to either Party and shall not bind any party, or otherwise affect the rights, remedies or obligations of any party hereunder.

(d) DuPont has previously provided a Services Agreement Overview dated as of June 28, 2012 wherein DuPont represented that the aggregate annual standalone costs of the DPC Business for facilities services and real estate (FS&RE) for 2013 would be $56.2 million (the “2013 FS&RE Projected Cost Amount”) of which $13.2 million are SLAs under Administrative Services Agreements and IT Administrative Services Agreements. DuPont represents that all amounts to be charged by it that are included in the 2013 FS&RE Projected

Cost Amount are materially consistent with the historical resource requirements and accompanying expenses associated with the support of the DPC Business and the assumptions provided to Buyer in the Confidential Information Memorandum (without making any representation as to the accuracy of such assumptions).

Section 5.18 Obligations Regarding Non-Assignable Assets and Delayed Companies.

(a) Notwithstanding anything else in this Agreement to the contrary, unless and until such consent, approval or amendment described below is no longer required or has been obtained, this Agreement, the Related Agreements and the Local Purchase Agreements shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer at the Closing any DPC Asset that is not held by any Transferred DPC Company, Joint Venture or any of their respective Subsidiaries (excluding any equity interests in a Delayed Company and the Minority Investment Interests) or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval from any Person (including consents and approvals of Governmental Authorities) to assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof is required but has not been obtained as of the Closing Date (such Asset, together with any related Assets identified on Section 5.18(a) of the Seller’s Disclosure Schedule, a “Delayed DPC Asset”); provided, however, to the extent not inconsistent with the terms of any Delayed DPC Asset or applicable Law, the parties shall treat Buyer as the owner thereof for Tax purposes as of the Closing Date; provided, further, that, in connection with the foregoing, except as otherwise expressly provided herein, neither DuPont or any of its Affiliates nor Buyer or any of its Affiliates shall be required to, nor will it without Buyer’s prior written consent, which consent shall not be unreasonably withheld, commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party. Without limiting the generality of Section 5.3 and Section 5.4, DuPont and Buyer shall use, and cause each of their Subsidiaries to use, commercially reasonable efforts to obtain any such consent, approval or amendment, including after the Closing Date. Upon obtaining the requisite consents or approvals, such Delayed DPC Asset shall be transferred and assigned to Buyer hereunder without additional consideration therefor.

(b) In the event and to the extent that, prior to the Closing, DuPont or any Retained Subsidiary is unable to obtain a consent, approval or amendment required to assign, license, sublicense, lease, sublease, convey or transfer any Delayed DPC Asset to Buyer, then following the Closing, DuPont shall, and shall cause the Retained Subsidiaries to, use commercially reasonable efforts to (i) continue to hold, and to the extent required by the terms applicable to such Delayed DPC Asset, operate such Delayed DPC Asset in all material respects in the ordinary course of business consistent with past practice and taking into account the transactions contemplated by this Agreement, (ii) cooperate in any arrangement, reasonable and lawful as to DuPont and Buyer, designed to provide to Buyer or its Subsidiaries the benefits arising under such Delayed DPC Asset, including consulting with Buyer as to the operation of such Delayed DPC Asset and accepting such reasonable direction as Buyer shall request of DuPont and, without limiting the foregoing, not taking or permitting the Delayed DPC Asset to take any of the actions specified on Exhibit BB (to the extent such Delayed DPC Asset is an operating entity) without the consent of Buyer, which consent shall not be unreasonably withheld, (iii) enforce at Buyer’s request, or allow Buyer and its Affiliates to enforce in a commercially reasonable manner, any rights of the applicable Seller under such Delayed DPC Asset against the other party or parties thereto and (iv) effect the transfer to (or, in the case of any Non-Transferrable Permits, reissue in the name of) Buyer or its Subsidiaries; provided, however, that the costs and expenses incurred by DuPont or its Affiliates at Buyer’s request shall be borne solely by Buyer. DuPont shall, and shall cause the Retained Subsidiaries to, without further consideration therefor, pay and remit to Buyer promptly all monies, rights and other consideration received in respect of such performance as promptly as practicable after receipt thereof. Buyer shall pay, perform and discharge fully, promptly when due, all of the obligations of DuPont or the Retained Subsidiaries in respect of such performance, and Buyer shall be responsible for all Assumed Liabilities related thereto and indemnify the DuPont Indemnified Parties for all Losses arising out of any actions (or omissions to act) of DuPont or any Retained Subsidiary arising out of such performance or taken at the direction of Buyer or any of its Subsidiaries.

(c) Notwithstanding anything else set forth in this Section 5.18, no party hereto shall be required to take any action that, (i) violates any contractual obligation of such party or (ii) violates applicable Law.

(d) Buyer acknowledges that certain consents and approvals to the transactions contemplated by this Agreement may be required from certain third parties, and that certain of such consents and approvals may not be obtained. Buyer agrees that, unless expressly provided in Sections 8.2, 8.3 and 8.4 of this Agreement and subject to the limitations therein, DuPont and its Affiliates shall not have any liability whatsoever arising out of or relating to, the failure to obtain any consents or approvals that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default under or acceleration or termination of any Contracts, Permits or Environmental Permits or other right or obligation, as a result thereof. Buyer further agrees that no representation, warranty, covenant or other obligation of DuPont contained herein shall be breached or deemed breached, and no condition to Buyer’s obligations to consummate the transactions contemplated by this Agreement shall be deemed not satisfied, solely as a result of the failure to obtain any such consent or approval or as a result of any such default, acceleration or termination.

(e) Notwithstanding the foregoing, if the conditions set forth in Article VII are satisfied or waived, the Minority Investment Interests and the equity interests of any Transferred DPC Company or Subsidiary of a Transferred DPC Company for which DuPont and its Subsidiaries have not received all necessary consents and approvals of any Governmental Authority or under applicable Law in any jurisdiction listed in Section 5.18(e) of Seller’s Disclosure Schedule which are required to transfer the equity interests of DuPont Freeworld (Pty), Ltd. at the Closing (such entity, a “Delayed Company”) shall be treated in the same manner as Joint Venture Interests as to which any consent or approval required to transfer such Joint Venture Interest to Buyer or a Subsidiary of Buyer has not been obtained at the Closing pursuant to Section 5.19; provided that DuPont shall, and shall cause the applicable Sellers to, and Buyer shall use their reasonable best efforts to take such actions required to obtain any consent, approval or amendment required to convey, assign, transfer and deliver to Buyer such

Sellers’ equity interests in a Delayed Company; provided, further, that (i) any reference to “Joint Venture Agreement” shall refer to the organizational documents of such Delayed Company and (ii) the provisions of Section 5.19(d) and (e) shall not apply to any Delayed Company.

Section 5.19 Obligations Regarding Joint Ventures.

(a) Without limiting the generality of Section 5.3 and Section 5.4, DuPont shall, and shall cause the applicable Sellers to, and Buyer shall, use their commercially reasonable efforts to take such actions required to obtain any consent, approval or amendment required to convey, assign, transfer and deliver to Buyer such Sellers’ Joint Venture Interests; provided, however, that this Agreement, the Related Agreements and the Local Purchase Agreements shall not constitute an agreement to convey, assign, transfer or deliver any Joint Venture Interests as to which consent or approval to conveyance, assignment, transfer or delivery thereof or amendment thereof has not been obtained as of the Closing Date unless and until such consent, approval, or amendment is no longer required or has been obtained; provided, further, that no party nor any of its Affiliates shall be required to commence any litigation or offer, pay any money or otherwise grant any accommodation (financial or otherwise) to any third party in connection with obtaining any such consent, approval or amendment. Notwithstanding the foregoing, neither DuPont nor any Seller makes any representation or warranty that any such consent or approval shall be obtained either prior to, on or after the Closing Date and neither DuPont nor any of its Subsidiaries shall have any Liability to Buyer or any of its Subsidiaries solely for failure to obtain any consent, approval or amendment required to convey, assign, transfer and deliver to Buyer the Joint Venture Interests.

(b) In the event and to the extent that DuPont or any other Seller is unable to obtain any such required consent, approval or amendment required to convey, assign, transfer and deliver any Joint Venture Interests to Buyer, DuPont shall, and shall cause the Retained Subsidiaries to, continue to retain title to such Joint Venture Interests; provided, that DuPont may transfer any such interests to any Wholly Owned Subsidiary of DuPont, if not in violation of the associated Joint Venture Agreement; provided further, that if any such Joint Venture Interest is held by a Transferred DPC Company and such Transferred DPC Company is to be conveyed to Buyer or a Subsidiary of Buyer under this Agreement, DuPont shall use commercially reasonable efforts to restructure such company or its sale to Buyer or its Subsidiaries so that DuPont or a Retained Subsidiary retains the Joint Venture Interest without retaining any other DPC Assets of such company. Any such restructuring shall be done in consultation with, and shall be reasonably acceptable to, Buyer and Buyer agrees to cooperate with DuPont in effectuating the foregoing. Until the transfer to Buyer of such Joint Venture Interests: (i) Buyer shall pay, perform and discharge fully, promptly when due, all the obligations of DuPont or the applicable Seller under the applicable Joint Venture Agreement from and after the Closing Date; (ii) Buyer shall, and shall cause its Subsidiaries to, be responsible for all Assumed Liabilities related thereto and indemnify DuPont and its Affiliates and the applicable Sellers and their Affiliates for all Losses arising out of such performance (or any failure to perform) by Buyer or any of its Subsidiaries and any Losses arising out of Seller’s entering into such an arrangement and (iii) Buyer shall, and shall cause its Subsidiaries to, cooperate and provide such support and services to DuPont and its Affiliates as DuPont shall reasonably request in connection with such arrangement. DuPont shall, and shall cause the applicable

Sellers to, without further consideration therefor, pay and remit to Buyer promptly all monies, rights and other considerations received in respect of such performance. In the event that (x) DuPont or a Retained Subsidiary is required under the applicable Joint Venture Agreement to fund or (y) subject to the prior written consent of Buyer (not unreasonably to be withheld), DuPont or a Retained Subsidiary otherwise funds any capital call from any Joint Venture after the Closing but prior to the transfer to Buyer or one of its Subsidiaries of DuPont’s or a Retained Subsidiary’s interests in such Joint Venture, then at the time of such transfer, Buyer shall be obligated to reimburse DuPont for the amount of cash funded into such capital call.

(c) The obligations of Buyer to purchase and accept any Joint Venture Interest, and the obligations of the Sellers to sell, assign and transfer any Joint Venture Interest, which was not transferred pursuant to Section 1.1 at the Closing, shall be subject to the fulfillment, or written waiver by Buyer, or by DuPont, on behalf of itself and the Sellers, as the case may be, at or prior to such transfer, of only the following conditions: (i) the receipt of each material consent, approval or amendment from any Governmental Authority or any other Person required to convey, assign, transfer and deliver to Buyer or any of its Subsidiaries such Joint Venture Interest, and (ii) no Law shall have been issued, enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or restricts the transfer of such Joint Venture Interest nor shall any proceeding by any Governmental Authority seeking the foregoing be pending.

(d) In the event that DuPont or any other Seller, as the case may be, is required pursuant to the terms of a Joint Venture Agreement to purchase any Person’s interest in any Joint Venture, (i) DuPont or such other Seller, as the case may be, shall transfer such purchased interests (the “Joint Venture Purchased Interests”) to Buyer at the Closing (or if later, the date on which such interest is so purchased), (ii) such interest shall be deemed a Joint Venture Interest hereunder, (iii) DuPont shall consult with Buyer with respect to the purchase price and other terms of the purchase of such Joint Venture Purchased Interests and shall not agree with the holder of such Joint Venture Purchased Interests to a purchase price for such Joint Venture Purchased Interests without the prior written consent of Buyer (such consent not to be unreasonably withheld); provided that if DuPont and such holder are unable to agree upon a purchase price that is reasonably acceptable to Buyer, such purchase price shall be determined in accordance with the Joint Venture Agreement (including the dispute resolution provisions contained therein) and (iv) the Preliminary Purchase Price shall be increased by an amount equal to the amount paid by DuPont or such other Seller, as the case may be, for such Joint Venture Purchased Interests as determined in accordance with clause (iii).

(e) In the event that DuPont or any other Seller is, pursuant to the terms of a Joint Venture Agreement, required to, and effects a sale of, any Joint Venture Interests to a third party (other than Buyer or its Affiliates), then DuPont or such other Seller, as the case may be, shall, at the Closing (or if later, the date on which such sale is consummated), remit or credit, as the case may be, to Buyer the cash amounts actually received by DuPont or such other Seller in connection with such sale and DuPont or such other Seller shall be deemed to satisfy any obligation it may have hereunder or under the applicable Local Purchase Agreement with respect to the transfers of such Joint Venture Interests; provided, however, that DuPont shall consult with Buyer with respect to the purchase price and other terms of the sale of such Joint Venture

Interests and shall not agree with the holder of such Joint Venture Interests to a purchase price for such Joint Venture Interests without the prior written consent of Buyer (such consent not to be unreasonably withheld) and if DuPont and such holder are unable to agree upon a purchase price that is reasonably acceptable to Buyer, such purchase price shall be determined in accordance with the Joint Venture Agreement (including the dispute resolution provisions contained therein).

(f) Notwithstanding anything else set forth in this Section 5.19, no party shall be required to take any action that, (i) violates any contractual obligation of such party or (ii) otherwise violate applicable Law. In addition, to the extent that it is contemplated that any Joint Venture Interests are to be conveyed, assigned, transferred and delivered to Buyer pursuant to a Local Purchase Agreement, such Joint Venture Interests shall be conveyed, assigned, transferred and delivered to Buyer pursuant to such Local Purchase Agreement.

(g) Notwithstanding anything else set forth in this Section 5.19, in the event that any consent, approval or amendment required to convey, assign, transfer and deliver any Joint Venture Interests has not been obtained within twenty-four (24) months of the Closing Date, DuPont shall consult with Buyer and if requested by Buyer and permitted under the Joint Venture Agreement shall terminate such Joint Venture. In such event, any assets received by DuPont or its Subsidiaries in respect of such termination shall be delivered to Buyer or a Subsidiary of Buyer designated by it (net of any incremental Taxes payable as a result of such termination and liquidation in excess of the amount of Taxes that would otherwise be payable by DuPont or its Subsidiaries with respect to a transfer of such Joint Venture Interests pursuant to Section 1.1 without taking into account this Section 5.19). In the event that termination of the Joint Venture is not permitted without the consent of the third party holder of such Joint Venture Interests and DuPont is unable to obtain such consent, it may, subject to the consent of Buyer (such consent not to be unreasonably withheld), at any time thereafter sell any such Joint Venture Interests to a third party reasonably acceptable to Buyer at a commercially reasonable price, and upon consummation of any such sale, (x) DuPont shall pay (without duplication of any payment pursuant to Section 5.3(c)) the proceeds of such sale to Buyer (provided that DuPont may reduce such payment by an amount equal to its out-of-pocket fees and expenses and any incremental Taxes payable as a result of such sale) and (y) the obligations of the parties pursuant to this Section 5.19 (other than pursuant to the preceding clause (x)) with respect to such Joint Venture Interests shall cease.

(h) For purposes of this Section 5.19, with respect to DuPont, “commercially reasonable efforts” shall not require DuPont or any of its Subsidiaries to take any action which would result in material adverse Tax consequences or costs for DuPont or any of its Subsidiaries except to the extent any such costs are reimbursed by Buyer pursuant to the terms hereof or by agreement of Buyer.

Section 5.20 Directors and Officers.

(a) If the Closing occurs, Buyer shall and shall cause the Transferred DPC Companies and their Subsidiaries and the Joint Ventures to take any necessary actions to provide that all rights to indemnification and all limitations on liability relating to the DPC Business existing in favor of any current or former officers, directors, individual managers or employees of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or their Subsidiaries (or the predecessors of the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries) in such capacities (collectively, the “DPC Indemnitees”), as provided in (i) the organizational documents of the Transferred DPC Companies and their Subsidiaries and the Joint Ventures and their Subsidiaries in effect on the date of this Agreement or (ii) any agreement set forth on Section 5.20 of the Seller’s Disclosure Schedule providing for indemnification by the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or their Subsidiaries of any of the DPC Indemnitees in effect on the date of this Agreement to which the Sellers or the Transferred DPC Companies or their Subsidiaries or the Joint Ventures are a party, shall survive the consummation of the transactions contemplated hereby and continue in full force and effect and be honored by the Transferred DPC Companies or their Subsidiaries or the Joint Ventures after the Closing.

(b) In the event that the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Transferred DPC Companies or their Subsidiaries or the Joint Ventures or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 5.20.

(c) The obligations of Buyer under this Section 5.20 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.20 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.20 applies shall be third party beneficiaries of this Section 5.20).

Section 5.21 Buyer’s Financing Activities.

(a) Buyer acknowledges and agrees that, other than the obligations expressly set forth in this Section 5.21, DuPont, its Affiliates and their respective Representatives have no responsibility for any financing that Buyer may raise in connection with the transactions contemplated hereby. Each of Buyer and DuPont acknowledges and agrees that Buyer’s obligation to consummate the transactions contemplated hereby is not subject to a financing condition under Article VII or otherwise.

(b) Buyer shall and shall cause its Subsidiaries to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate, on or prior to the Closing Date, the Debt Financing contemplated by the Debt Commitment Letters on the terms set forth therein, including using its reasonable best efforts to (i) comply with and maintain in effect the Debt Commitment Letters until the transactions contemplated hereby are consummated, (ii) negotiate and enter into definitive financing agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letters (including all “market flex” provisions thereof) so that such agreements are in effect on the Closing Date, (iii) satisfy on a timely basis all conditions to the Debt Financing contemplated by the Debt Commitment Letters and the definitive agreements with respect thereto and (iv) subject to the satisfaction or waiver of the conditions set forth in the Debt Commitment Letters, enforce its rights under the Debt Commitment Letters, including using its reasonable best efforts to cause the lenders and other Persons providing the Debt Financing to fund on the Closing Date the Debt Financing contemplated by the Debt Commitment Letters (or such lesser amount as may be required to consummate the transactions contemplated hereby and make the payments contemplated by the Required Amount). Buyer shall keep DuPont reasonably informed of material developments in respect of Buyer’s efforts to arrange the Financing. Without limiting the generality of the foregoing, Buyer shall give DuPont prompt notice (A) of any breach or default by any party under the Financing Commitments of which Buyer becomes aware, (B) of the receipt or delivery of any written notice or other written communication, in each case from any Person with respect to (x) any actual or potential breach, default, termination or repudiation by any party to any Financing Commitment related to the Financing or (y) any material dispute or disagreement between or among parties to any of the Financing Commitments with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing and (C) if at any time for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions contemplated by any of the Financing Commitments; provided, that, notwithstanding any other provision hereof, in no event will Buyer be under any obligation to disclose any information that is subject to attorney-client or similar privilege. Buyer shall promptly, and in any event within five days after DuPont delivers a written request to Buyer, provide any information reasonably requested by DuPont relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. Prior to the Closing, without the prior written consent of DuPont, Buyer shall not agree to, or permit, any amendment, modification or supplement of, or waiver under, the Financing Commitments to the extent such amendment, modification, supplement or waiver would (1) reduce the aggregate amount to be funded under the Financing (including by changing the amount of fees to be paid or original issue discount of the Debt Financing or similar fees), unless, in the case of a reduction in the aggregate amount to be funded under the Debt Financing, the Equity Financing is increased by a corresponding amount, (2) amend, modify or supplement the conditions or contingencies to the Financing in a manner that would reasonably be expected to make it less likely the Financing will be funded or imposes new or additional conditions or expands any existing condition to the receipt of the Financing or (3) adversely affect the ability of Buyer to enforce its rights against the other parties to the Financing Commitments or any definitive agreements with respect thereto or otherwise would reasonably be expected to delay funding of the Financing or make funding of the Financing less likely to occur. Notwithstanding the foregoing, Buyer may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof and, in connection therewith, amend the economic and other arrangements with respect to the existing and additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, if the addition of such additional parties and amendment of additional terms do not impact the amount of the Debt Financing to be funded at the Closing or, individually or in the aggregate, would not be reasonably expected to delay or prevent the Closing and would not have affected the accuracy of the representations and warranties contained in Section 4.7 if such amendments had been reflected in the Debt Commitment Letters as originally executed. For the avoidance of doubt, in the event all or any portion of the Debt Financing structured as high yield financing has not been consummated on or prior to the

Closing, Buyer shall use its reasonable best efforts to cause the proceeds of the bridge facilities contemplated by the Debt Commitment Letters (or alternative bridge financing obtained in accordance with this Agreement) to fund the Preliminary Purchase Price to be available and to be used to replace such high yield financing sufficiently in advance to allow the Closing to occur when it would be scheduled to occur pursuant to Section 2.2(a). In addition, Buyer shall take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing, including taking all actions necessary to (I) maintain in effect the Equity Commitment Letter, (II) satisfy on a timely basis all conditions applicable to Buyer in such Equity Commitment Letter that are within its control, if any, (III) subject to the satisfaction of any conditions to funding set forth therein, consummate the Equity Financing at or prior to the Closing and (IV) enforce its rights under the Equity Commitment Letter. Further for the avoidance of doubt, whether or not the Financing (or any Alternative Financing) has been obtained, Buyer shall continue to be obligated to consummate the transactions contemplated by this Agreement and effect the Closing on the terms contemplated by this Agreement (subject to the satisfaction or waiver of the conditions set forth in Article VII and to Buyer’s termination rights under Article VIII, if applicable). Buyer agrees that, to the extent provided in Section 9.7, DuPont shall be entitled to seek specific performance of the obligations of Buyer and the Investors pursuant to the Equity Commitment Letters, subject to the terms and limitations thereof and the limitations set forth in Section 9.7.

(c) If, notwithstanding the use of reasonable best efforts by Buyer to satisfy its obligations under Section 5.21(b), Buyer becomes aware that any portion of the Debt Financing has become unavailable on terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letters, Buyer shall promptly notify DuPont and use its reasonable best efforts promptly to arrange for alternative financing (A) in an amount sufficient to pay, when added to the Equity Financing, the Required Amount, and (B) on terms and conditions that are no less favorable to Buyer, in the aggregate, than those set forth in the Debt Commitment Letters (the “Alternative Financing”) to replace the Debt Financing, to be consummated no later than the Business Day following the final day of the Marketing Period. In the event any Alternative Financing is obtained, any reference in this Agreement to “Debt Financing” shall be deemed to include the Alternative Financing. Buyer shall deliver to DuPont true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Buyer with any portion of the Debt Financing substantially concurrently with the execution thereof. For purposes of this Agreement, “Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days after the date of this Agreement (provided that the Marketing Period shall not commence, without the consent of Buyer, prior to the later of January 4, 2013 or the first Business Day after two (2) calendar days immediately following the receipt by Buyer of the Required Financing Information) throughout which (A) Buyer shall have the Required Financing Information, during which period such information shall remain compliant in all material respects at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act, and (B) the conditions set forth in Sections 7.1(a) and 7.3 shall be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period (except to the extent that such conditions by their nature can only be satisfied at the Closing); provided, however, that the Marketing Period shall not be deemed to have commenced if (x) prior to the completion of the Marketing Period, PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to the Audited Financial Statements or (y) if the Marketing Period shall not have earlier been completed, the financial statements included in the Required Financing Information that are available to Buyer on the first day of the Marketing Period would not be sufficiently current on any day during the Marketing Period to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until receipt by Buyer of updated Required Financing Information that would be required under Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new fifteen (15) consecutive Business Day period; and provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated (or, if any portion of such Debt Financing has been funded into escrow, the date on which such funds have been or will be released from escrow). For purposes of this Agreement, “Financing Sources” shall mean the entities that have directly or indirectly committed to provide or otherwise entered into agreements in connection with the Debt Financing or any Alternative Financing (other than the Equity Financing) in connection with the transactions contemplated hereby and their respective Affiliates, including the parties to the Debt Commitment Letters and any joinder agreements or credit agreements relating thereto.

(d) Prior to the Closing, DuPont shall, and shall cause its Subsidiaries, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, at Buyer’s sole cost and expense, provide to Buyer, its Subsidiaries, the Financing Sources and their respective Representatives all cooperation reasonably requested by Buyer in connection with the Debt Financing or any Alternative Financing and the transactions contemplated by this Agreement (to the extent not unreasonably interfering with the business of DuPont or any of its Subsidiaries), including (i) participation in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the members of senior management and other representatives of the DPC Business), presentations, road shows, due diligence sessions and sessions with rating agencies and prospective financing sources and investors, in each case, upon reasonable advance notice, (ii) providing such assistance as may be reasonably requested by Buyer in the preparation of appropriate and customary materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and other documents customarily provided in connection with the Debt Financing or Alternative Financing, (iii) furnishing Buyer and its Financing Sources as promptly as reasonably practicable with such financial and other pertinent information regarding the DPC Business and the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries as may be reasonably requested by Buyer, including the Required Financing Information; (iv) providing reasonable cooperation with the marketing efforts of Buyer and its Financing Sources for all or any portion of the Debt Financing or Alternative Financing; (v) providing reasonable cooperation with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing or the Alternative Financing; (vi) providing requested authorization letters to the Financing Sources (including with respect to absence of material non-public information in the public side version of documents distributed to prospective lenders),

(vii) providing (A) documents reasonably requested by Buyer or its Financing Sources relating to the repayment of the existing Indebtedness of the Transferred DPC Companies and their Subsidiaries or any other Indebtedness that constitutes an Assumed Liability and the release of related Liens, including customary payoff letters, (B) documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and (C) an executed certificate of the Person who will be Chief Financial Officer of the DPC Business immediately following the Closing with respect to solvency matters substantially in the form attached to the Debt Commitment Letters, provided that no such certificate shall be effective until Closing, (viii) facilitating the execution and delivery (x) on the Closing Date, of agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Debt Financing or the Alternative Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consents and access letters as are reasonably requested by Buyer or its Financing Sources, provided that no obligation under any such agreement, document or certificate shall be effective until Closing and (y) on the date any debt securities are issued, of customary officers’ certificates (in each case in an official and not personal capacity) relating to the accuracy of the representations and warranties contained in the purchase agreement relating to such securities and other customary matters, in each case of clauses (x) and (y) as are reasonably requested by Buyer or its Financing Sources; (ix) cooperating with the Financing Sources’ due diligence investigation, to the extent customary and reasonable and not unreasonably interfering with the DPC Business; and (x) using reasonable best efforts to assist Buyer in obtaining accountants’ comfort letters as reasonably requested by Buyer, including issuing any customary representation letters to PricewaterhouseCoopers LLP. Notwithstanding anything in this Section 5.21(d) to the contrary, (A) neither DuPont nor any of its Subsidiaries (including, prior to the Closing, the Transferred DPC Companies and their Subsidiaries) shall be required to (1)(x) pay any commitment fee or similar fee, (y) incur any Liability as an issuer, guarantor, pledgor or obligor or (z) approve or enter into any agreement or binding commitment, which agreement or commitment is not conditioned on the Closing and does not terminate without liability to DuPont or any of its Subsidiaries upon the termination of this Agreement or (2) issue any offering memo, bank book or other similar document, in each case, with respect to or in connection with the Debt Financing, (B) neither DuPont nor its Subsidiaries (including, prior to the Closing, the Transferred DPC Companies and their Subsidiaries) shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, other than such resolutions or consents of the Transferred DPC Companies and their Subsidiaries adopted at Closing, (C) no obligation of any Transferred DPC Company or any of their Subsidiaries under any certificate, document or instrument (other than the authorization letters referred to above) executed pursuant to this Section 5.21(d) shall be effective until the Closing and (D) prior to Closing, the Required Financing Information may not be included or incorporated by reference in any registration statement, prospectus or other document filed by Buyer or any of its Subsidiaries with the Securities and Exchange Commission. DuPont and the Sellers hereby consent to the use of their and the Transferred DPC Companies’ and their respective Subsidiaries’ logos (other than the DuPont oval) in connection with the Debt Financing or the Alternative Financing; provided that (x) such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage DuPont, the Sellers, the Transferred Companies or their respective Subsidiaries, or the reputation or goodwill of the DPC Business and (y) Buyer shall include in any offering memo, bank book or other similar document used, or any other written offering materials used, in connection with the Debt Financing a disclaimer to the effect that DuPont, its Affiliates and any employees thereof (other than the Transferred DPC Companies and their Subsidiaries with respect to information provided by the Transferred DPC Companies and their Subsidiaries specifically for inclusion in such written offering materials), have no responsibility for the content of such document and disclaim all responsibility therefor. Buyer shall, promptly upon request by DuPont, reimburse DuPont for all documented and reasonable out-of-pocket costs and expenses incurred by DuPont, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Section 5.21(d). Other than with respect to costs and expenses to be paid by DuPont pursuant to, or incurred by DuPont in complying with, Section 5.21(e)), Buyer shall indemnify and hold harmless DuPont, its Subsidiaries and its and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with arranging the Debt Financing or the Alternative Financing and any information utilized in connection therewith (other than historical information relating to the DPC Business or the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries provided by or on behalf of DuPont or its Affiliates in writing specifically for use in the Financing offering documents). If DuPont at any point believes that it has delivered the Required Financing Information in accordance with this Section 5.21, it may deliver to Buyer a written notice to such effect, in which case DuPont shall be deemed to have delivered the Required Financing Information unless Buyer shall provide to DuPont within five days a written notice describing in reasonable detail what information that constitutes Required Financing Information DuPont has not delivered. In furtherance of the foregoing, Buyer shall use commercially reasonable efforts to cause the Financing Sources to identify in writing all financial data expected to constitute Required Financing Information (other than the financial statements described herein) on or before October 31, 2012 and shall provide DuPont such information as soon as reasonably practicable after receipt thereof.

(e)

(i) Subject to the immediately following sentence, in the event that (i) Buyer consummates the Debt Financing or an Alternative Financing on or prior to February 14, 2013 (which, for avoidance of doubt, shall include closing any portion of the Debt Financing or Alternative Financing consisting of a high yield bond financing into escrow and entering into a definitive loan agreement providing for delayed drawing of the term loan portion of the Debt Financing or Alternative Financing) and (ii) the Closing does not occur on February 1, 2013 (except in circumstances in which the conditions set forth in Section 7.2 have not been satisfied as of such date (other than conditions that by their nature are to be satisfied at the Closing), provided that such conditions are capable of being satisfied as of such date), then DuPont shall reimburse Buyer for (1) any Incremental Escrow Costs, if and only if Buyer places the proceeds of the high yield financing portion of the Debt Financing in escrow, and (2) any Incremental Term Loan Costs; provided, however, notwithstanding the foregoing sentence, in the event that (i) Buyer consummates the Debt Financing or an Alternative Financing on or prior to February 14, 2013 (which, for avoidance of doubt, shall include closing any portion of the Debt Financing or Alternative Financing consisting of a high yield bond financing into escrow and entering into a definitive loan agreement providing for delayed drawing of the term loan portion of the Debt Financing or Alternative Financing) and (ii) the Closing does not occur on February 1, 2013 solely as a result of the failure of the condition set forth in Section 7.1(b) to be satisfied (except under circumstances in which the conditions set forth in Section 7.2 have not been satisfied as of such date (other than any such conditions that by their nature are to be satisfied at the Closing, provided that such conditions are capable of being satisfied as of such date)), then DuPont shall reimburse Buyer for (A) 50% of the Incremental Escrow Costs and Incremental Term Loan Costs accruing until (but not including) the first Business Day following the date, if any, on which the condition set forth in Section 7.1(b) is satisfied and (B) 100% of all other Incremental Escrow Costs and Incremental Term Loan Costs. Buyer shall use its reasonable efforts to cause the settlement (including settlement into escrow) of the high-yield portion of the Debt Financing to occur as long as reasonably practicable following the pricing of the high-yield portion of the Debt Financing, to the extent Buyer is advised by the initial purchasers of such Debt Financing that such timing is reasonably practicable, but in no event will Buyer be obligated to settle any later than February 14, 2013. The amounts for which DuPont is required to reimburse Buyer pursuant to this Section 5.21 shall be paid by DuPont to Buyer (i) if the Closing occurs, at Closing or (ii) if this Agreement is terminated, on the first Business Day following the date on which this Agreement is terminated.

(ii) In the event Buyer consummates the Debt Financing or an Alternative Financing on or prior to February 14, 2013 (which, for avoidance of doubt, shall include closing any portion of the Debt Financing or Alternative Financing consisting of a high yield bond financing into escrow and entering into a definitive loan agreement providing for delayed drawing of the term loan portion of the Debt Financing or Alternative Financing) and the Closing will not occur on February 1, 2013, upon Buyer’s request, DuPont shall provide, in connection therewith, a full and unconditional guarantee, substantially in the form of Exhibit X, in respect of the payment of any accrued interest payable by Buyer on the aggregate principal amount of the high-yield financing portion of the Debt Financing (and such additional amounts as may be set forth in such guarantee) that would be incurred assuming the Closing Date would be May 1, 2013; provided that in the event that DuPont shall be obligated to make any payment under such guarantee, Buyer shall promptly reimburse DuPont for any such payment for which Buyer was responsible pursuant to clause (i) above. To the extent Buyer requests the guarantee contemplated by this Section 5.21(e)(ii), Buyer shall be entitled to include in any offering memorandum, bank book or similar document used, or any other written materials used, in connection with the Debt Financing or Alternative Financing a statement to the effect that DuPont is providing such guarantee and that DuPont files reports with the SEC pursuant to the Securities Exchange Act of 1934, which reports are available on the SEC website, but are not incorporated by reference into such document. Buyer shall cause the offering and sale of the high-yield financing portion of the Debt Financing or Alternative Financing to be exempt from registration under the Securities Act and the notes issued thereunder to be exempt from qualification under the Trust Indenture Act of 1939, as amended.

Section 5.22 Intentionally Omitted.

Section 5.23 Conflicts; Privileges. It is acknowledged by each of the parties that DuPont has retained each of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Eversheds LLP (“Eversheds”), Potter Anderson & Corroon LLP (“Potter Anderson”) and Crowell & Moring LLP (“Crowell & Moring”) to act as its counsel in connection with the transactions contemplated hereby and that Skadden, Eversheds, Potter Anderson and Crowell & Moring have not acted as counsel for any other Person in connection with the transactions contemplated hereby and that no other Party or Person has the status of a client of Skadden, Eversheds, Potter Anderson or Crowell & Moring for conflict of interest or any other purposes in connection with such transactions. Buyer hereby agrees that, in the event that a dispute arises between Buyer or any of its Affiliates (including, after the Closing, the Transferred DPC Companies and their Subsidiaries) and DuPont or any of its Affiliates (including, prior to the Closing, the Transferred DPC Companies and their Subsidiaries), each of Skadden, Eversheds, Potter Anderson and Crowell & Moring may represent DuPont or any such Affiliate in such dispute even though the interests of DuPont or such Affiliate may be directly adverse to Buyer or any of its Affiliates (including, after the Closing, the Transferred DPC Companies and their Subsidiaries) and even though Skadden, Eversheds, Potter Anderson and/or Crowell & Moring, as applicable, may have represented a Transferred DPC Company or one of its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer or a Transferred DPC Company or one of its Subsidiaries, and Buyer and the Transferred DPC Companies and their Subsidiaries hereby waive, on behalf of themselves and each of their Affiliates, any conflict of interest in connection with such representation of DuPont or its Affiliates by Skadden, Eversheds, Potter Anderson and/or Crowell & Moring, as applicable. Buyer further agrees that, as to all communications, whether written or electronic, among Skadden, Eversheds, Potter Anderson, Crowell & Moring, DuPont, the Transferred DPC Companies and their respective Subsidiaries, and all files, attorney notes, drafts or other documents, that relate in any way to the transactions contemplated by this Agreement, that predate the Closing and that are protected by the attorney-client privilege, the expectation of client confidence or any other rights to any evidentiary privilege, such protections belong to DuPont and may be controlled by DuPont and shall not pass to or be claimed by Buyer or the Transferred DPC Companies or any of their Subsidiaries. DuPont and Buyer agree to take and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 5.23. DuPont and Buyer further agree that Skadden, Eversheds, Potter Anderson and Crowell & Moring and their respective partners and employees are third party beneficiaries of this Section 5.23.

Section 5.24 Local Purchase Agreements; Related Agreements.

(a) The parties hereto agree to enter into, and to cause each of their respective Subsidiaries to enter into, each of the Related Agreements to which it is contemplated to be a party at or prior to the Closing Date. To the extent there is a conflict between any of the provisions of this Agreement and any of the Related Agreements, the provisions of such Related Agreement shall control with respect to the subject matter thereof, except with respect to matters pertaining to, or which are the subject of, Environmental Laws.

(b) Immediately prior to the Closing, DuPont, on the one hand, and Buyer, on the other hand, shall cause the applicable executed Local Purchase Agreements to be delivered to the other parties thereto and to consummate the Sale as provided for therein and, after the Closing, DuPont and Buyer shall cause their respective Subsidiaries party to the Local Purchase Agreements to comply with such respective Subsidiaries’ obligations thereunder; provided, that the foregoing obligations are subject to Section 5.18 and Section 5.19. To the extent there is a conflict between any of the provisions of this Agreement and any Local Purchase Agreement, the provisions of this Agreement shall control.

Section 5.25 Local Asset Transfer Agreements.

(a) Without the prior consent of Buyer (not to be unreasonably withheld), the DPC Affiliates shall not permit any amendment of any of the Local Asset Transfer Agreements or any Schedules or Exhibits thereto if the effect of any such amendment (i) would materially and adversely affect Buyer or its Affiliates or, following the Closing, the DPC Business, the Transferred DPC Companies and their Subsidiaries or the Joint Ventures and their Subsidiaries, (ii) would result in any material obligation or liability to Buyer or its Affiliates, including the Transferred DPC Companies and their Subsidiaries or the Joint Ventures and their Subsidiaries, after the Closing Date to the extent not contemplated pursuant to this Agreement or (iii) would modify the Pre-Closing Restructuring Transactions as set forth on Schedule 5.17.

(b) To the extent there is a conflict between any of the provisions of this Agreement and the Employee Matters Agreement, on the one hand, and any Local Asset Transfer Agreement, on the other hand, the provisions of this Agreement and the Employee Matters Agreement shall control. The parties agree that (and agree that they shall cause their respective Subsidiaries not to take any position inconsistent with the following) (x) if an Assumed Liability under this Agreement or the Employee Matters Agreement would not be an Assumed Liability under the Local Asset Transfer Agreements, then such Liability will be deemed to be an Assumed Liability for all purposes notwithstanding the provisions of such Local Asset Transfer Agreement and (y) if a Retained Liability under this Agreement or the Employee Matters Agreement would not be a Retained Liability under the Local Asset Transfer Agreements, then such Liability will be deemed to be a Retained Liability for all purposes notwithstanding the provisions of such Local Asset Transfer Agreement.

Section 5.26 Specified Litigation. Without limiting Section 5.10, following the Closing Date, DuPont shall have exclusive authority and control over the investigation, prosecution, defense and appeal of all then pending or threatened Actions primarily relating to or arising in connection with the Excluded Businesses, the Excluded Assets or the Retained Liabilities, including Actions involving the matters set forth on Section A(23) of the Seller’s Disclosure Schedule (each, a “DuPont Action”), and, to the extent DuPont acknowledges in writing that any Action is a Retained Liability, may settle or compromise, or consent to the entry of any judgment with respect to any such Action without the consent of Buyer; provided, however, that if both DuPont (or a Retained Subsidiary) and Buyer (or any of its Subsidiaries,

including any DPC Company or its Subsidiaries) are named as parties to any DuPont Action (a “Joint Action”), DuPont shall not settle such Joint Action without the written consent of Buyer (not to be unreasonably withheld) unless such settlement releases Buyer (or such of its Subsidiaries named as parties) in connection with such Joint Action and provides relief consisting solely of money damages borne by DuPont (or a Retained Subsidiary) or other relief which does not have any material impact on the Transferred DPC Companies and their Subsidiaries, taken as a whole. Without DuPont’s prior written consent, Buyer and its Affiliates shall not communicate regarding any DuPont Action with any third party or make any public statement about any DuPont Action, in each case except as required by Law, the rules of any stock exchange or any Governmental Authority (subject to first consulting with, and considering in good faith the views of, DuPont to the extent legally permissible). Notwithstanding the foregoing, the provisions of Article VI shall govern with respect to Tax-related matters to the extent any provision in Article VI is in conflict with this Section 5.26.

Section 5.27 Insurance. Subject to the provisions in the Employee Matters Agreement, from and after the Closing Date, the Transferred DPC Companies and their Subsidiaries shall cease to be insured by DuPont, the Sellers or their respective Affiliates’ insurance policies or by any of their self-insured programs, and neither Buyer nor its Subsidiaries shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of the Transferred DPC Companies or their Subsidiaries or any Liability arising from the operation of the DPC Business on or after the Closing. DuPont or the Sellers or any of their respective Affiliates may, to be effective at the Closing, amend any insurance policies in the manner it deems appropriate to give effect to this Section 5.27. From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for its operation of the Transferred DPC Companies and their Subsidiaries and the DPC Business. At the Closing, Buyer agrees to take over and assume all the known and incurred but not reported claims of the Transferred DPC Companies and their Subsidiaries and the DPC Business that are not Retained Liabilities, which have been incurred as of the Closing Date, and Buyer agrees to be responsible to pay such claims until they are finally settled and disclosed. Buyer further covenants and agrees not to seek to assert or to exercise any rights or claims of any Transferred DPC Company or any Subsidiary of a Transferred DPC Company or the DPC Business under or in respect of any past or current insurance policy under which any Transferred DPC Company or Affiliate thereof or the DPC Business is a named insured.

Section 5.28 Financial Statements. The parties hereby acknowledge and agree that (i) DuPont shall bear responsibility for preparing audited financial statements of the DPC Business for the fiscal year ending December 31, 2012 (the “Audited 2012 Financial Statements”), (ii) following delivery by DuPont to Buyer of the Required Financing Information, DuPont shall use commercially reasonable efforts to prepare and provide to Buyer the Audited 2012 Financial Statements as promptly as reasonably practicable, and (iii) following Closing, Buyer and DuPont shall cooperate and work together with respect to the preparation of any financial statements relating to the DPC Business or any of the Transferred DPC Companies or their Subsidiaries with respect to the calendar year 2012 or any period within such calendar year required by statute in any applicable jurisdiction (the “Statutory Financial Statements”), and Buyer will direct and manage the preparation of such Statutory Financial Statements. Each party shall, and shall cause its Representatives to, provide such assistance as may reasonably be requested by the other party in connection with the preparation of the Statutory Financial Statements and Audited 2012 Financial Statements, as applicable, and each party shall bear 50% of the reasonable and documented third party costs incurred in preparing the Statutory Financial Statements and Audited 2012 Financial Statements. It is hereby understood and agreed that neither party shall be obligated to deliver the Statutory Financial Statements or the Audited 2012 Financial Statements prior to the Closing.

ARTICLE VI

TAX MATTERS

Section 6.1 Tax Indemnification.

(a) DuPont’s Indemnification of Buyer. DuPont shall indemnify Buyer and its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries) and each of their Affiliates and hold them harmless from, against and in respect of, without duplication, (i) any Taxes of the Transferred DPC Companies and their Subsidiaries, for or relating to any taxable period ending on or before the Closing Date and the portion of any Straddle Period (as defined herein) ending on the Closing Date (computed in accordance with Section 6.2 hereof) (each, a “Pre-Closing Tax Period”) (including any Taxes arising as a result of the removal of the Excluded Assets from the Transferred DPC Companies and their Subsidiaries, the Pre-Closing Restructuring Transactions and the transactions contemplated by Section 5.5(a)); (ii) any Taxes imposed on the Specified Real Property or the DPC IP or that otherwise arise with respect to the DPC Business, in each case, for Pre-Closing Tax Periods (including any such Taxes that are Retained Liabilities); (iii) any Taxes of any Person (other than any Transferred DPC Company, or any of their Subsidiaries) for which any Transferred DPC Company or any of their Subsidiaries is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or non-U.S. Law) by reason of being a member of a consolidated, affiliated, combined or other group for Tax purposes at any time on or before the Closing Date; (iv) any Taxes (other than Transfer Taxes) imposed on DuPont, any Seller, any Transferred DPC Company or any of their respective Subsidiaries (or Buyer or any of its Affiliates as a method of collecting such Taxes) arising or deemed to have arisen as a result of the transactions contemplated by this Agreement; (v) any Taxes of any Person (other than any Transferred DPC Company, any Joint Venture or any of their respective Subsidiaries) for which Buyer or any of its Affiliates (including the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries) is liable as a transferee or successor, by contract or otherwise, in each case, which Taxes relate to an event or transaction occurring before the Closing with respect to DuPont, the Joint Ventures and their respective Affiliates, the Specified Real Property, DPC IP or the DPC Business; (vi) any Taxes arising out of or relating to any breach of, or inaccuracy in, any representation or warranty contained in Sections 3.10(k), (l), (m), (n) (q) and (r) or the breach of any covenant of DuPont or the Sellers contained in this Agreement; provided, that DuPont’s indemnification obligation with respect to any Taxes arising solely out of or relating solely to a breach of, or inaccuracy in, the representation and warranty set forth clause (i) or (ii) of Section 3.10(k) shall be reduced to take into account, and if relevant refunded to the extent of, any net Tax benefits actually realized by Buyer or any of its Affiliates by way of a reduction in the amount of Taxes payable by such party in a Post-Closing Tax Period or portion thereof ending on or prior to April 30, 2019, which reduction is directly attributable to a change in method of accounting for a Pre-Closing Period that occurred, or any written agreement with a Governmental Authority executed, in each case, within the five (5) year period ending on the Closing Date with respect to any Transferred DPC Company or Subsidiary thereof; (vii) all liability for reasonable legal and other professional advisor fees and expenses for any item attributable to an item described in this Section 6.1(a); and (viii) any Transfer Taxes for which DuPont is responsible under Section 6.5 hereof. Notwithstanding the foregoing, DuPont shall not indemnify and hold harmless Buyer and its Affiliates from any liability for (x) Taxes to the extent such Taxes were taken into account in determining Final Net Working Capital; (y) Taxes to the extent of any estimated or other similar Tax payments made by DuPont, any of the Transferred DPC Companies or any of their respective Subsidiaries to any Governmental Authority on or before the Closing Date in respect of such Taxes set forth in clauses (i) through (vi), above or (z) Taxes directly related to any action or transaction undertaken by Buyer or any of its Affiliates outside of the ordinary course of business on the Closing Date after the Closing (other than any such action expressly required or permitted by this Agreement, taken at the direction of DuPont or required by applicable Law) (a “Buyer Tax Act”). Notwithstanding anything to the contrary in this Agreement, (A) references to Taxes in this Section 6.1(a) shall be deemed to include amounts that would have constituted Taxes but for the set-off or other utilization of any loss, deduction or credit, in each case unrelated to the amounts at issue, realized in or attributable to a Post-Closing Tax Period and (B) for the avoidance of doubt, the indemnification obligations of DuPont pursuant to this Section 6.1(a) shall not be subject to sections 8.4(h) and (i).

(b) Buyer’s Indemnification of DuPont. Buyer shall, and shall cause the Transferred DPC Companies and their Subsidiaries to, indemnify DuPont and its Affiliates and hold them harmless from, against and in respect of, without duplication, (i) any Taxes of the Transferred DPC Companies and their Subsidiaries for any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date (computed in accordance with Section 6.2 hereof) (each, a “Post-Closing Tax Period”); (ii) all liability for Taxes directly related to a Buyer Tax Act; (iii) all liability for reasonable legal and other professional advisor fees and expenses for any item attributable to an item described in this Section 6.1(b); and (iv) any Transfer Taxes for which Buyer is responsible under Section 6.5 hereof. Notwithstanding the foregoing, Buyer and the Transferred DPC Companies and their Subsidiaries shall not indemnify or hold harmless DuPont and its Affiliates from any liability set forth in this Section 6.1(b) to the extent that Buyer and its Affiliates (including the Transferred DPC Companies and their Subsidiaries) are entitled to indemnification from DuPont for such liability pursuant to Section 6.1(a).

Section 6.2 Closing of Current Taxable Year, Etc.

(a) Closing of Taxable Year. To the extent required or permitted by Law (including pursuant to Treasury Regulations promulgated under Section 1502 of the Code), the parties shall elect to close any taxable year of any Transferred DPC Companies and their Subsidiaries that are incorporated or organized under the laws of the United States or any state thereof as of the close of business on the Closing Date.

(b) Straddle Periods. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Taxes of the Transferred DPC Companies and their Subsidiaries for the Pre-Closing Tax Period and Post-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date. Notwithstanding the foregoing, exemptions, allowances, credits, deductions or other Tax Items (such as real, personal and other property or similar Taxes) that must under applicable Law be calculated on an annual basis shall be apportioned on a pro rata basis.

Section 6.3 Tax Returns.

(a) Except as provided in Section 6.5 hereof, DuPont shall prepare, or cause to be prepared in accordance with applicable Law and, to the extent relevant, consistent with past practices, and file or cause to be filed, when due, all Tax Returns (other than Straddle Period Tax Returns) that are required to be filed by or with respect to any Transferred DPC Company and its Subsidiaries, the Specified Real Property and the DPC IP, in each case, for any Pre-Closing Tax Period. Buyer shall and shall cause the Transferred DPC Companies and their Subsidiaries to cooperate with, and take any action reasonably requested by, DuPont with respect to the preparation and filing of such Tax Returns. The immediately preceding sentence shall, in no way, be construed as limiting or otherwise modifying the rights and obligations of the parties under Section 6.7 hereof.

(b) Except as provided in Section 6.5 hereof, Buyer shall prepare, or cause to be prepared in accordance with applicable Law and, to the extent relevant, consistent with past practices and file or cause to be filed, when due, all Tax Returns required to be filed by or with respect to the Transferred DPC Companies and their Subsidiaries, the Specified Real Property and the DCP IP, in each case, for any Straddle Period.

(c) If either DuPont or Buyer is obligated under this Agreement to bear the economic burden for any portion of the Tax payable in connection with any income or other material Tax Return to be prepared and filed by the other (or an Affiliate of the other), the party responsible for filing such Tax Return (the “Preparer”) shall prepare and deliver to the other party (the “Payor”) a copy of such Tax Return and any schedules, work papers and other documentation that are relevant to the preparation of the portion of such Tax Return for which the Payor is or may be liable hereunder not later than thirty (30) days prior to the due date for such Tax Return (including applicable extensions) (the “Due Date”). The Preparer shall not file such Tax Return until the earlier of (i) the receipt of written notice from the Payor indicating the Payor’s consent thereto, or (ii) one (1) day prior to the Due Date.

(d) The Payor shall have the option of providing to the Preparer, at any time at least ten (10) days prior to the Due Date, written instructions as to how the Payor wants any, or all, of the Tax Items for which it may be liable reflected on such Tax Return, provided that such instructions shall satisfy the “more likely than not” standard for being respected by the applicable Governmental Authority. Subject to the foregoing sentence, the Preparer shall, in preparing such Tax Return, cause the Tax Items for which the Payor is liable hereunder to be reflected in accordance with the Payor’s instructions on such Tax Return. In the absence of having received written instructions from Payor in accordance with this Section 6.3(d), such Tax Items shall be reported in any manner determined by the Preparer.

Section 6.4 Contest Provisions.

(a) Notification of Contests. DuPont and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand (the “Recipient”), shall notify the other party in writing within ten (10) Business Days of receipt by the Recipient of written notice of any pending or threatened audits, adjustments, assessments, examinations or proceedings (whether judicial or administrative) which may affect the liability for Taxes of such other party or may give rise to an indemnification payment under Section 6.1 by such other party (a “Tax Audit”). If the Recipient fails to give such notice to the other party, or if such notice is not in sufficient detail to notify the other party of the nature of the Tax Audit, the Recipient shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit to the extent the other party is actually prejudiced by such failure to give notice.

(b) Which Party Controls.

(i) DuPont’s Items. If a Tax Audit relates solely to any Taxes for which DuPont is liable hereunder, DuPont shall at its expense control the defense and settlement of such Tax Audit (including selection of counsel, determining whether to pursue or forego any and all administrative appeals, proceedings (whether judicial or administrative), hearings and conferences with any Tax Authority with respect thereto, and may, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest such Tax Audit in any permissible manner); provided, however, that if a settlement, compromise or abandonment of such Tax Audit could have a material adverse impact on Buyer or any of its Affiliates (including the Transferred DPC Companies, Joint Ventures and their respective Subsidiaries) in any Post-Closing Tax Period, DuPont shall keep Buyer reasonably informed as to the status of such Tax Audit and shall not settle, compromise or abandon any such Tax Audit without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed. In no case shall Buyer, the Transferred DPC Companies or their Subsidiaries or any of their Affiliates settle or otherwise compromise any Tax Audit referred to in the preceding sentence without DuPont’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii) Buyer’s Items. If a Tax Audit relates to any Taxes for which Buyer is liable in full hereunder, Buyer shall at its expense control the defense and settlement of such Tax Audit (including selection of counsel, determining whether to pursue or forego any and all administrative appeals, proceedings (whether judicial or administrative), hearings and conferences with any Tax Authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest such Tax Audit in any permissible manner).

(iii) Combined and Mixed Items. If a Tax Audit relates to Taxes for which both DuPont and Buyer are liable, to the extent possible the issues in such Tax Audit will be distinguished and each party will control the defense and settlement of those issues for which it is so liable; provided, however, that if such Tax Audit relates to any Straddle Period or any Taxes for which both DuPont and Buyer are liable and any issues in such Tax Audit cannot be identified as being a liability of only one party or cannot be separated from an issue in such Tax Audit for which the other party is liable, the party which has the greater potential liability for Taxes in such Tax Audit shall control the defense and settlement of the Tax Audit, provided that, the other shall be entitled to participate in such Tax Audit and the controlling party shall not settle, compromise or abandon such Tax Audit without obtaining the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) Participation Rights. Any party who is entitled to participate but does not control a Tax Audit under this Section 6.4(b) may participate at its own expense in the defense of such Tax Audit and employ counsel of its choice at its expense, and the party controlling such Tax Audit under this Section 6.4(b) shall in good faith keep such party informed with respect to such Tax Audit and, upon the reasonable request of such party, shall consult with such party from time to time regarding the conduct of such Tax Audit; provided, that nothing in this Section 6.4(b)(iv) shall limit the participation rights of any party who is entitled to participate but does not control a Tax Audit under this Section 6.4(b).

(v) Notwithstanding anything to the contrary in this Agreement, in the case of any Tax Audit that relates to any Joint Venture or Subsidiary thereof, the provisions of this Section 6.4 regarding DuPont’s or Buyer’s, as the case may be, control over the defense and settlement of such Tax Audit (or any issues in such Tax Audit) shall be applicable only to the extent of DuPont’s, Buyer’s or any of their Affiliates’, as the case may be, rights to control such Joint Venture or Subsidiary thereof and such Tax Audit and shall be subject to any fiduciary obligations of DuPont, Buyer or any of their Affiliates, as the case may be, with respect to such Joint Venture or Subsidiary thereof.

Section 6.5 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any Local Asset Transfer Agreement, any Related Agreement or any other agreement relating to the Mexican Asset Transfer, one-half of all excise, sales, use, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes arising directly from the Closing, the Real Property Transfer, the Mexican Asset Transfer and transactions pursuant to the Local Purchase Agreements (but excluding any VAT and any direct or indirect capital gain Taxes and withholding Taxes, in each case, imposed on DuPont or any of its Affiliates in connection with the transactions contemplated by this Agreement) (“Transfer Taxes”), shall be paid to the appropriate Tax Authority by DuPont and one-half of such Transfer Taxes shall be paid by Buyer. Notwithstanding Section 6.3 hereof, which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party responsible for filing such Tax Returns under the applicable Law imposing such Transfer Taxes; provided that such Tax Returns shall be prepared and filed jointly by DuPont and Buyer if either (i) no party to this Agreement is or (ii) both DuPont, on the one hand, and Buyer or the Transferred DPC Companies and their Subsidiaries, on the other hand, are responsible for filing such Tax Returns under the applicable Law imposing such Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any Local Asset Transfer Agreement, any Related Agreement or any other agreement relating to the Mexican Asset Transfer, any Restructuring VAT and all excise, sales, VAT, use, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes arising from the removal of the Excluded Assets from the Transferred DPC Companies, Joint Ventures and their respective Subsidiaries or the Pre-Closing Restructuring Transactions shall be payable solely by DuPont.

Section 6.6 Certain Post-Closing Settlement Payments and Post-Closing Actions.

(a) Buyer’s Claiming, Receiving or Using of Refunds and Overpayments. Except as set forth in Section 6.6(d), if Buyer or any of its Affiliates (A) receives any refund of Tax, or (B) utilizes the benefit of any overpayment of Taxes which, in each case (A) and (B), (x) relates to Taxes paid by DuPont or any of its Subsidiaries with respect to a Pre-Closing Tax Period or (y) is the subject of indemnification by DuPont pursuant to this Agreement, in each case, other than (i) any such refund or overpayment of Taxes resulting from a carryback from a Post-Closing Tax Period or (ii) any such refund or overpayment to the extent taken into account as a current asset in determining Final Net Working Capital, Buyer shall transfer, or cause to be transferred, to DuPont, within ten (10) days of the receipt of any such refund or the filing of the Tax Return utilizing any such overpayment, the entire amount of such refund or overpayment (including interest paid thereon by a Governmental Authority), net of (I) any Tax payable, or required to be withheld, by Buyer or any of its Affiliates with respect thereto (including with respect to any interest on such refund or overpayment) and (II) any reasonable costs and expenses associated with obtaining such refund or overypayment. Buyer agrees to notify DuPont within ten (10) days after the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. Buyer agrees to claim any such refund or to utilize any such overpayment as soon as reasonably possible and to furnish to DuPont all information, records and assistance reasonably necessary to verify the amount of any such refund or overpayment. The amount of economic benefit of any such refunds or overpayments of Taxes of the Transferred DPC Companies and their Subsidiaries for any Straddle Period shall be equitably apportioned between DuPont and Buyer in accordance with the principles set forth in Section 6.2(b). Buyer agrees to waive any carryback of any Tax loss or other Tax attribute from a Post-Closing Tax Period to a Pre-Closing Tax Period and to instead carry forward such loss or other attribute to a Post-Closing Tax Period, if and to the extent permitted by applicable Tax Law. In the event that Buyer is not permitted under applicable Tax Law to waive any such carryback, Buyer shall be permitted to carry back such loss or other attribute to a Pre-Closing Tax Period and DuPont shall be entitled to an amount (not to exceed the refund or overpayment resulting from such carryback) equal to the amount of any Taxes actually incurred by DuPont (including as a result of any diminution in foreign tax credits) resulting from such carryback, as computed on a “with and without” basis. For the avoidance of doubt, to the extent that the income or Tax attributable to a given Pre-Closing Tax Period may be offset by either a carryback described in this Section 6.6(a) or a carryback of other Tax Items of DuPont or its Affiliates arising in the same Post-Closing Tax Period or any preceding Post-Closing Tax Period, DuPont may in its sole discretion determine the order in which such carrybacks may be applied.

(b) DuPont’s Claiming, Receiving or Using of Refunds and Overpayments. If DuPont or any of its Affiliates (A) receives any refund of Tax, or (B) utilizes the benefit of any overpayment of Taxes which, in each case (A) and (B), (x) relates to Taxes paid by Buyer or any of its Subsidiaries with respect to a Post-Closing Tax Period (including any refund or overpayment of Tax in a Pre-Closing Tax Period by reason of a carryback from a Post-Closing Tax Period), (y) is the subject of indemnification by Buyer pursuant to this Agreement, or (z) was taken into account as a current asset in determining Final Net Working Capital, DuPont shall transfer, or cause to be transferred, to Buyer, within ten (10) days of the receipt of any such refund or the filing of the Tax Return utilizing any such overpayment, the entire amount of such refund or overpayment (including interest paid thereon by a Governmental Authority), net of (I) any Tax payable, or required to be withheld, by DuPont or any of its Affiliates with respect thereto (including with respect to any interest on such refund or overpayment) and (II) any reasonable costs and expenses associated with obtaining such refund or overpayment. DuPont agrees to notify Buyer within ten (10) days after the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment. DuPont agrees to claim any such refund or to utilize any such overpayment as soon as reasonably possible and to furnish to Buyer all information, records and assistance reasonably necessary to verify the amount of the refund or overpayment.

(c) Pre-Closing Tax Returns. Except as required by applicable Law or permitted by Section 6.4, none of Buyer, the Transferred DPC Companies or their Subsidiaries or any of their Affiliates shall amend any Tax Return prepared and filed by DuPont pursuant to Section 6.3(a) hereof, without the prior written consent of DuPont, which consent shall not be unreasonably withheld, conditioned or delayed. DuPont agrees to reasonably cooperate with Buyer to claim any refund arising from carrybacks from a Post-Closing Tax Period to a Pre-Closing Tax Period.

(d) Restructuring VAT. If Buyer or any of its Affiliates receives a refund attributable to Restructuring VAT, or otherwise utilizes the benefits of a payment of Restructuring VAT, Buyer shall transfer, or cause to be transferred, to DuPont, within ten (10) days of the receipt of any such refund or the filing of the Tax Return utilizing any such benefit the amount of such Restructuring VAT to the extent of such refund or other benefit, net of (A) any Tax payable by Buyer or any of its Affiliates with respect to the receipt of such refund or the utilization of such other benefit, (B) any Tax required to be withheld by Buyer or any of its Affiliates with respect to the payment of such refund or other benefit to DuPont and (C) any reasonable costs and expenses associated with obtaining such refund or other benefit. For purposes of determining whether Buyer or any of its Affiliates have received such a refund, offset, credit or allowance or otherwise utilized the benefits of a payment of Restructuring VAT, Buyer or its Affiliates shall be deemed to have utilized the benefits of a payment of Restructuring VAT (to the extent such benefit may exist under Applicable Law) in advance of the utilization of benefits attributable to other payments of VAT (apart from Tax Items attributable to VAT that are reflected in Net Working Capital). Buyer agrees to claim any refund, offset, credit or other allowance attributable to Restructuring VAT as soon as reasonably possible and to furnish to DuPont at DuPont’s request all information, records and assistance reasonably necessary to verify the amount of any such refund, offset, credit or other allowance.

Section 6.7 Mutual Cooperation. DuPont and Buyer will cooperate with each other in paying any Taxes, filing any Tax Return and conducting any Tax Audit (including any judicial or administrative proceeding) contemplated by this Agreement and, except as set forth to the contrary in this Agreement, take such action as the other party may reasonably request including the following: (a) provide data reasonably required for the preparation of any Tax Return, including schedules, and make any elections that reasonably may be required by the other party; (b) provide required documents and data and cooperate in any Tax Audit or investigation of any Tax Return; (c) file protests or otherwise contest any proposed or asserted Tax deficiencies, including filing petitions for redetermination or prosecuting actions for refund in any court, and pursuing the appeal of any such actions; (d) execute Tax Returns or other documents reasonably required by the other party; (e) take any of the actions of the type described in Treasury Regulation Section 1.1502-77(a), which describes the scope of the agency of the common parent of a group of affiliated corporations; (f) provide reasonable access to, and comply with reasonable requests for copies of, all Tax Returns, books and records, data, documents, work papers, materials and other information relating to the Taxes of the Transferred DPC Companies or their Subsidiaries for any taxable period; (g) make reasonably available to each other, its officers, directors, employees and agents for any fact finding, consultation and discussions related to the preparation and filing of any Tax Return, the conduct of any Tax Audit (including any judicial or administrative proceeding), and any other matter with respect to Taxes; (h) undertake reasonable actions to reduce or eliminate any withholding otherwise applicable pursuant to Section 2.6 hereof; and (i) execute such powers of attorney as are reasonably requested and required by DuPont or any of DuPont’s Affiliates or Buyer or any of Buyer’s Affiliates on behalf of, as the case may be, Buyer or any of Buyer’s Affiliates or DuPont or any of DuPont’s Affiliates to enable the requesting party to represent the other party in a Tax Audit involving a Tax for which the requesting party is liable under applicable Law. DuPont and Buyer hereby agree to reimburse each other for reasonable out-of-pocket expenses (excluding officers’ or employees’ salaries and general corporate overhead and other similar expenses) incurred by the other in connection with satisfying its obligations under this Section 6.7.

Section 6.8 Maintenance of Books and Records. Until the applicable statute of limitation (including periods of waiver) has expired for any Tax Return filed or required to be filed covering the periods up to and including the Closing Date (including any Straddle Periods), Buyer and its Affiliates shall retain all Tax work papers and related materials in its possession and under its control that were used in the preparation of any such Tax Return. Buyer will notify DuPont sixty (60) days prior to disposing of any Tax records relating to taxable periods and will deliver to DuPont any such records requested by DuPont.

Section 6.9 Section 338 Election. Neither DuPont nor Buyer, without the consent of DuPont (which may be withheld in its sole discretion), shall make or file an election under Section 338 of the Code (or any similar provision of the law of any state or other taxing jurisdiction) with respect to the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries in connection with the transactions contemplated by this Agreement;

provided, however, that Buyer shall be permitted to make, or cause its Affiliates to make, an election under Section 338(g) of the Code (and any similar provision of the Law of any state or other taxing jurisdiction) with respect to the Specified Foreign Companies.

Section 6.10 Leverage. DuPont hereby agrees that it will use commercially reasonable efforts to obtain the debt-to-equity ratios set forth on Schedule 6.10 (the “Target Debt Ratios”), measured as of the Closing Date, for those Transferred DPC Companies and Subsidiaries set forth on Schedule 6.10, to the extent permitted by applicable Law. To the extent that the debt-to-equity ratio of any Transferred DPC Company or Subsidiary measured as of the Closing Date is less than 65 percent of the Target Debt Ratio for such Transferred DPC Company or Subsidiary, DuPont shall indemnify Buyer for the incremental Tax liability of such Transferred DPC Company or Subsidiary arising in the jurisdiction of such Transferred DPC Company or Subsidiary by reason of the actual interest deductions of such Transferred DPC Company or Subsidiary available under applicable Law during the one-year period beginning on the Closing Date being less than the interest deductions which would have been available to such Transferred DPC Company or Subsidiary under applicable Law during the one-year period beginning on the Closing Date had the debt-to-equity ratio of such Transferred DPC Company or Subsidiary measured on the Closing Date been equal to 65 percent of the Target Debt Ratio (such incremental Tax liability, a “Leverage Loss”). Buyer shall consider in good faith alternatives to mitigate any Leverage Loss (including any such alternatives proposed by DuPont) but the decision whether or not to implement any such alternative involving any material cost or expense (including the imposition of any material Tax) shall be made by Buyer in its sole and absolute discretion; provided that DuPont shall not be required to take any action to assist in such mitigation without its consent. The amount of Leverage Losses for which DuPont shall indemnify Buyer pursuant to this Section 6.10 shall be limited to an aggregate amount of $5,000,000. For purposes of this Section 6.10, all debt-to-equity ratios shall be measured based upon the fair market value (measured with reference to the portions of the Purchase Price allocated to Transferred DPC Companies) of the relevant Transferred DPC Company or Subsidiary as of the Closing Date, calculated without giving effect to any adjustment to the Purchase Price.

Section 6.11 Miscellaneous.

(a) Termination of Existing Tax Sharing Agreements. DuPont hereby agrees and covenants that any Tax Sharing Agreement to which any of the Transferred DPC Companies and their Subsidiaries is a party will cease to apply to the Transferred DPC Companies and their Subsidiaries as of the Closing Date.

(b) Termination of German Fiscal Unities. DuPont shall, and shall cause its Affiliates (including any Transferred DPC Company or Subsidiary thereof) to, terminate all existing German fiscal unities (Organschaft) between DuPont de Nemours (Deutschland) GmbH, on the one hand, and any of DuPont Performance Coatings GmbH, Spies Hecher GmbH and Standox GmbH, on the other hand, in each case, effective as of December 31, 2012.

(c) Interpretation. To the extent that there is a conflict between any provision of this Article VI and any other provision of this Agreement that otherwise would be applicable with respect to any Taxes, Tax Returns, Tax Audits, Tax indemnification claims or any other matter related to Taxes, the provisions of this Article VI shall govern.

ARTICLE VII

CONDITIONS TO THE SALE

Section 7.1 Mutual Conditions. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) No Injunction or Proceeding. No Law, statute, rule, regulation, executive order, decree, writ, judgment, preliminary or permanent injunction or restraining order shall have been issued, enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or restricts the consummation of the Sale nor shall any proceeding by any Governmental Authority seeking the foregoing be pending; and

(b) Required Antitrust Approvals. The Required Antitrust Approvals shall have been obtained, waived or made, as applicable, and the respective waiting periods required in connection with Required Antitrust Approvals shall have expired or been terminated.

In the event any of the conditions set forth in Section 7.1(a) is not otherwise satisfied or deemed satisfied, but would be so satisfied if the parties did not transfer one or more Joint Venture Interests or equity interests of any Delayed Companies, as the case may be, at Closing, then to the extent necessary, such Joint Venture Interests or equity interests of such Delayed Companies, as the case may be, shall not be transferred at Closing, but shall be subject to Section 5.18 and Section 5.19, and such conditions shall be deemed satisfied.

Section 7.2 Conditions to the Obligations of DuPont to Effect the Sale. The obligation of DuPont to effect the Sale and the other transactions contemplated hereby shall be subject to the fulfillment, or written waiver by DuPont, as of the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Buyer set forth in Section 4.1 (Corporation Organization and Standing) and Section 4.4 (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of Buyer set forth in Section 4.2 (Authority Relative to this Agreement, Etc.) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for any failures to be true and correct as would not have a material impact on the enforceability of this Agreement or the Related Agreements, and (iii) each of the other representations and warranties of Buyer contained in this Agreement shall be true and correct as of the Closing Date as if made on and as of the Closing Date except (x) in each of clauses (i) and (ii), representations and warranties made as of a specified date shall be true and correct only as of such specified date, and (y) in the case of clause (iii), where the failure of such representations and warranties to be true and correct (without giving regard to any materiality or “Material Adverse Effect” qualifications therein) would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) Performance by Buyer. Buyer shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Buyer on or prior to the Closing.

(c) Certificates. Buyer shall have furnished DuPont with a certificate signed by its Chief Financial Officer to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) hereof have been satisfied.

Section 7.3 Conditions to the Obligations of Buyer to Effect the Sale. The obligation of Buyer to effect the Sale and the other transactions contemplated hereby shall be subject to the fulfillment, or written waiver by Buyer, as of the Closing of each of the following conditions:

(a) Representations and Warranties of DuPont. (i) The representations and warranties of DuPont set forth in Section 3.1 (Organization, Etc.) and Section 3.16 (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, (ii) the representations and warranties of DuPont set forth in Section 3.2 (Authority Relative to this Agreement, Etc.) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for any failures to be true and correct as would not have a material impact on the enforceability of this Agreement or the Related Agreements, (iii) the representations and warranties of DuPont set forth in Section 3.3(a) and Section 3.3(b) (Capitalization) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except for any failures to be true and correct that would have a de minimis impact on the ownership of the DPC Business by Buyer and (iv) each of the other representations and warranties of DuPont contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except (x) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties made as of a specified date shall be true and correct only as of such specified date, (y) in the case of clause (iv), with respect to any representation or warranty of DuPont where the failure of such representation or warranty to be true and correct would entitle Buyer to indemnification pursuant to Section 6.1(a), and (z) in the case of clause (iv), where the failure of such representations and warranties to be true and correct (without regard to any materiality or “Material Adverse Effect” qualifications therein) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance by DuPont. DuPont shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing.

(c) Certificates. DuPont shall have furnished Buyer with a certificate signed by its Chief Financial Officer to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) hereof have been satisfied.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, circumstance, development or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The failure to transfer any Joint Venture Interest or equity interests of any Delayed Company, as the case may be, at Closing shall not be taken into account for purposes of determining whether the conditions contained in Section 7.3(a) or Section 7.3(d) shall have been satisfied.

ARTICLE VIII

TERMINATION AND ABANDONMENT; INDEMNIFICATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of DuPont and Buyer;

(b) by DuPont or Buyer if the Closing shall not have occurred on or before May 1, 2013 (the “Outside Date”), provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) by DuPont or Buyer if any Governmental Authority shall have issued an order, judgment, writ, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any material portion of the transactions contemplated hereunder and such order, judgment, writ, decree, ruling or other action shall have become final and nonappealable; provided, however, that the terminating party shall have fulfilled its obligations contained in Section 5.3 in all material respects prior to exercising its right to termination hereunder;

(d) by Buyer upon written notice to DuPont, if there shall have been a material breach or failure to perform in any material respect of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of DuPont which has rendered the satisfaction of any conditions set forth in Section 7.3 incapable of fulfillment, such violation or breach has not been waived by Buyer, and the breach has not been cured within 30 days following Buyer’s written notice of such breach or is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein, and such breach would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(e) by DuPont upon written notice to Buyer, if there shall have been a breach or failure to perform in any material respect of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which has rendered the satisfaction of any conditions set forth in Section 7.2 incapable of fulfillment, such violation or breach has not been waived by DuPont, and the breach has not been cured within 30 days following DuPont’s written notice of such breach and is not capable of being cured prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to DuPont if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein, and such breach would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(f) by DuPont upon written notice to Buyer, if (i) all of the conditions set forth in Section 7.1(a) and Section 7.3 are satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would have been satisfied as of such date)), (ii) Buyer fails to consummate the Sale within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.2(a) and (iii) DuPont stood ready, willing and able to consummate the transactions contemplated by this Agreement on that date and DuPont had given Buyer written notice on or prior to such date confirming that fact; provided that no party shall be entitled to terminate this Agreement during such three (3) Business Day period pursuant to Section 8.1(b); or

(g) by Buyer upon written notice to DuPont, if the Marketing Period has not commenced on or prior to January 22, 2013; provided that Buyer’s right to terminate this Agreement pursuant to this Section 8.1(g) shall cease to be available from and after 5:00 p.m. New York time on the tenth Business Day after such date.

Notwithstanding the foregoing, the parties agree that neither party shall have any right to terminate this Agreement pursuant to Section 8.1(b) during the pendency of a legal proceeding by the other party for specific performance pursuant to Section 9.7.

Section 8.2 Procedure and Effect of Termination.

(a) In the event of termination of this Agreement pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party, and, except as set forth in this Section 8.2, this Agreement shall terminate and be void and have no effect and the transactions contemplated hereby shall be abandoned; provided that (x) the termination of this Agreement shall not relieve DuPont from liability for any Intentional Breach of this Agreement and (y) subject to Section 8.2(d) (including the limitation of liability set forth therein) in the case of Buyer, the termination of this Agreement under circumstances in which the Reverse Termination Fee is not payable pursuant to Section 8.2(b) shall not relieve Buyer from liability for damages incurred by DuPont or its Subsidiaries as a result of any Intentional Breach of this Agreement by Buyer. If this Agreement is terminated as provided herein:

(i) each party hereto will destroy, and will direct its agents (including attorneys and accountants) to destroy, all documents, work papers and other material of each party hereto relating to the transactions contemplated hereby (other than any documents, work papers and other material relating to any payments pursuant to this Section 8.2(a), Section 8.2(b) or Section 8.2(d)), whether obtained before or after the execution hereof;

(ii) all Information received by Buyer with respect to the business, operations, Assets or financial condition of DuPont or its Subsidiaries or the Joint Ventures shall remain subject to the Confidentiality Agreement;

(iii) notwithstanding the termination hereof, the Confidentiality Agreement, the Limited Guarantees and the following Sections of this Agreement shall remain in full force and effect: (A) Sections 3.16 and 4.4 relating to brokers, (B) the penultimate sentence of Section 5.2 relating to confidentiality matters, (C) the expense reimbursement and indemnification obligations of Buyer in Section 5.21(d), (D) Section 5.21(e), (E) Section 9.12 relating to certain expenses, (F) Section 8.1 and this Section 8.2 and (G) Article IX.

(b) In the event DuPont shall terminate this Agreement in accordance with Section 8.1(e) or Section 8.1(f), Buyer shall pay, or cause to be paid, to DuPont an amount (the “Reverse Termination Fee”) equal to $330,750,000 by wire transfer of immediately available funds not later than the second (2nd) Business Day following such termination, it being understood that in no event shall the Reverse Termination Fee be payable on more than one occasion, whether by Buyer or the Guarantors under the Limited Guarantees. The parties agree that, in the circumstances in which the Reverse Termination Fee is payable, the Reverse Termination Fee is liquidated damages and not a penalty, and the payment of the Reverse Termination Fee in such circumstances is supported by due and sufficient consideration.

(c) The parties acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if either party fails to promptly pay the amount due pursuant to Section 8.2(b) or as a result of its Intentional Breach, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the first party, such first party shall pay to the other party its reasonable out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at a rate per annum equal to 8% for the period from the date such payment was required to be made through the date of payment.

(d) Subject to DuPont’s right to seek specific performance pursuant to Section 9.7 and any order pursuant thereto, (i) in any circumstance in which DuPont is permitted to terminate this Agreement pursuant to Section 8.1(e) or Section 8.1(f) and receive the Reverse Termination Fee pursuant to Section 8.2(b), DuPont’s termination of this Agreement pursuant to such Sections and receipt of the Reverse Termination Fee pursuant to Section 8.2(b) and any payments pursuant to Buyer’s expense reimbursement and indemnification obligations set forth in Section 5.21(d) and Section 5.21(e) (such reimbursement and indemnification obligations, the “Buyer Financing Cooperation Payment Obligations”) shall be the sole and exclusive remedy of DuPont and its Affiliates against (A) Buyer, (B) the Guarantors under the Limited Guarantees, (C) the Financing Source Parties and (D) any of their respective, direct or indirect, former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates, employees, agents, other Representatives or assignees (such Persons referenced in clauses (A) through (D), collectively the “Buyer Related Parties”) for any Loss suffered as a result of any breach of any representation, warranty, covenant or agreement in this Agreement, the transactions contemplated hereby, the Limited Guarantees or the Financing Commitments, and upon such termination by DuPont and receipt of the Reverse Termination Fee and the Buyer Financing Cooperation Payment Obligations, none of the Buyer Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, the Limited Guarantees or the Financing Commitments (except that the applicable Buyer Related Parties shall remain obligated for, and DuPont and its Subsidiaries may be entitled to remedies with respect to, any breach of the Confidentiality Agreement and any reimbursement obligations of Buyer pursuant to Section 8.2(c)), whether in equity or at law, in contract, in tort or otherwise, and (ii) in connection with any damages suffered as a result of any Intentional Breach of this Agreement by Buyer other than in a circumstance in which DuPont is entitled to receive the Reverse Termination Fee pursuant to Section 8.2(b), DuPont agrees that the maximum aggregate Liability of Buyer shall be limited to the amount of such damages up to an amount equal to the sum of the Reverse Termination Fee, the Buyer Financing Cooperation Payment Obligations and any amounts described in Section 8.2(c), and in no event shall DuPont be entitled to seek or obtain any recovery or judgment in excess of such amount. In no event shall DuPont be entitled to seek or obtain any recovery or judgment in excess of the sum of the Reverse Termination Fee, the Buyer Financing Cooperation Payment Obligations and any amounts described in Section 8.2(c) against any of the Buyer Related Parties or any of their respective assets, and in no event shall DuPont be entitled to seek or obtain any other damages of any kind against any Buyer Related Party (other than the Buyer and the Guarantors for damages suffered as a result of any Intentional Breach of this Agreement by Buyer other than in a circumstance in which DuPont is entitled to receive the Reverse Termination Fee pursuant to Section 8.2(b), which shall be subject to the limitations set forth in this Section 8.2(d)), including consequential, special, indirect or punitive damages, for or with respect to, this Agreement or the Limited Guarantees or the transactions contemplated hereby and thereby (including, any breach by Buyer), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that this Section 8.2(d) shall not limit the right of the parties hereto to seek specific performance of this Agreement pursuant to, and subject to the limitations in, Section 9.7 prior to the termination of this Agreement; and provided, further, in no event will DuPont be entitled to both the payment of (x) the Reverse Termination Fee and (y) the grant of specific performance pursuant to, and subject to the limitations in, Section 9.7, which grant results in the consummation of the Closing as contemplated by this Agreement. In light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Reverse Termination Fee (plus the Buyer Financing Cooperation Payment Obligations and, in the case the Reverse Termination Fee is not timely paid, the amounts described in Section 8.2(c)), which together constitute a reasonable estimate of the monetary damages that will be suffered by DuPont by reason of breach or termination of this Agreement or any of the Limited Guarantees in circumstances in which DuPont is entitled to receive the Reverse Termination Fee pursuant to Section 8.2(b), shall be in full and complete satisfaction of any and all monetary damages of DuPont arising out of or relating to this Agreement and the Limited Guarantees, the transactions contemplated hereby and thereby (including, any breach by Buyer), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure, in each case, in circumstances in which DuPont is entitled to receive the Reverse Termination Fee pursuant to Section 8.2(b); provided, however, this Section 8.2 shall not limit the right of the parties hereto to seek specific performance pursuant to, and subject to the limitations in, Section 9.7 prior to any valid termination of this Agreement. Notwithstanding anything herein to the contrary, DuPont and its Affiliates hereby waive any and all rights and claims against any Buyer Related Party (other than Buyer and the Guarantors in connection with the Limited Guarantees) in connection with this Agreement or the Debt Commitment Letters, whether at Law or in equity, in contract, in tort or otherwise; provided that DuPont shall be entitled to seek specific performance to the extent set forth in, and subject to the terms and limitations set forth in, Section 9.7, prior to any valid termination of this Agreement.

Section 8.3 Survival of Representations, Warranties and Covenants. The representations and warranties contained herein and all covenants and agreements which by their terms are to be performed at or prior to the Closing shall survive the Closing and shall thereupon terminate on April 30, 2014; provided, however, that (i) the representations and warranties set forth in Section 3.1 (Organization, Etc.), Section 3.2 (Authority Relative this Agreement , Etc.), Section 3.3 (Capitalization), Section 3.16 (Brokers), Section 4.1 (Corporate Organization and Standing), Section 4.2 (Authority Relative this Agreement , Etc.) and Section 4.4 (Brokers) (collectively, the “Fundamental Representations”) shall survive the Closing indefinitely, (ii) the representations and warranties set forth in Section 3.10(k), (l), (m), (n), (q) and (r) shall survive the Closing until April 30, 2019 and (iii) the other representations and warranties set forth in Section 3.10 and representations and warranties in Section 3.12 shall not survive the Closing. All covenants and agreements contained herein which by their terms contemplate actions or impose obligations following the Closing (including Section 5.21(e) and Section 6.1) shall survive the Closing until fully performed and remain in full force and effect in accordance with their terms; provided that, for the avoidance of doubt, (x) the obligations of Buyer to assume, and to indemnify the DuPont Indemnified Parties for, the Assumed Liabilities shall survive the Closing indefinitely, (y) the obligations of DuPont to retain, and indemnify the Buyer Indemnified Parties for, the Retained Liabilities shall survive the Closing indefinitely and (z) subject to Section 8.4(d), the obligations of DuPont to indemnify the Buyer Indemnified Parties for the Pre-Closing Environmental Liabilities and the Third Party Toxic Tort Liabilities shall each survive, with respect to claims made pursuant to Section 8.4(a)(iv) (Pre-Closing Environmental Liabilities) and Section 8.4(a)(v) (Toxic Tort Liabilities) prior to the fourth (4th) anniversary of the Closing Date; provided that, with respect to Toxic Tort Liabilities, DuPont’s indemnification shall be limited to: (1) in the case of any class action lawsuit that is commenced prior to the fourth (4th) anniversary of the Closing Date, the claims of any member of the class that is certified whether or not such certification occurs prior to such date together with any other class of plaintiffs or actions that is thereafter consolidated with such class, and (2) in the case of any actual lawsuits that have been filed or threatened in writing by private plaintiffs and for which DuPont has received written notice prior to the fourth (4th) anniversary of the Closing Date, only the claims of those plaintiffs who were specifically named in such lawsuits or such written notice as of the fourth (4th) anniversary of the Closing Date.

Section 8.4 Indemnification.

(a) From and after Closing, and subject to Section 8.3 and this Section 8.4, DuPont shall indemnify, defend and hold harmless Buyer and its Subsidiaries (including,

following the Closing, the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries) and each of their Affiliates and each of Buyer’s, its Subsidiaries’, and its Affiliates’ respective officers, directors, employees, representatives and agents (collectively, the “Buyer Indemnified Parties”) from and against any Losses incurred or suffered by any of the Buyer Indemnified Parties (other than indemnification related to Taxes which shall be covered exclusively by Article VI) arising or resulting from, in connection with or relating to (i) the failure of DuPont or any of the other Sellers to duly perform or observe any covenant or agreement to be performed or observed by DuPont or any of the other Sellers pursuant to this Agreement, any Local Purchase Agreement, any Local Asset Transfer Agreement or any Related Agreement, (ii) any of the Retained Liabilities, (iii) any breach of any representation or warranty of DuPont set forth in Article III of this Agreement (other than Section 3.10 or Section 3.12) or any failure of any representation or warranty set forth in Article III (other than Section 3.10 or Section 3.12) to be true and correct as of the Closing, (iv) any Pre-Closing Environmental Liabilities, (v) Third Party Toxic Tort Liabilities and (vi) Wrong Pockets Provision Liability. Subject to Section 8.4(j), Buyer shall take and shall cause its Subsidiaries and Affiliates to take all commercially reasonable steps to mitigate any Loss that would reasonably be expected to be indemnifiable hereunder upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(b) From and after Closing, and subject to Section 8.3 and this Section 8.4, Buyer shall indemnify and hold harmless DuPont and its Subsidiaries and each of their Affiliates and each of DuPont’s, its Subsidiaries’ and its Affiliates’ respective officers, directors, employees, representatives and agents (collectively, the “DuPont Indemnified Parties”) from and against any Losses incurred or suffered by any of the DuPont Indemnified Parties (other than indemnification related to Taxes which shall be covered exclusively by Article VI) arising from, in connection with or relating to (i) the failure of Buyer to duly perform or observe any covenant or agreement to be performed or observed by Buyer pursuant to this Agreement, any Local Purchase Agreement or any Related Agreement, (ii) any of the Assumed Liabilities (regardless of whether such Assumed Liabilities were assumed by Buyer pursuant to Section 1.5), except for Pre-Closing Environmental Liabilities and Third Party Toxic Tort Liabilities solely to the extent DuPont has the obligation to indemnify Buyer pursuant to this Section 8.4 (for the avoidance of doubt, giving effect to the limitations set forth in Section 8.3 and Section 8.4 (including Section 8.4(d), (h), (i) and (j)), (iii) any breach of any representation or warranty of Buyer set forth in Article IV of this Agreement or any failure of any representation or warranty set forth in Article IV to be true and correct as of the Closing or (iv) third Person claims brought against DuPont or any DuPont Affiliate to the extent the basis of liability relates to the use by Buyer or any of its Affiliates of the Retained Names pursuant to Section 5.7. DuPont shall take and cause its Subsidiaries and Affiliates to take all commercially reasonable steps to mitigate any Loss that would reasonably be expected to be indemnifiable hereunder upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(c) Any calculation of Losses for purposes of this Section 8.4 (including for purposes of determining the amount of Losses for purposes of sub-sections (h) and (i) below) or any indemnity payments made under Article VI hereof shall be (i) net of any third party insurance or other third party proceeds that have been received by the Indemnified Party in connection with the facts giving rise to the right of indemnification (whether paid directly to such Indemnified Party or assigned by the Indemnifying Party to such Indemnified Party) and (ii) (x) increased to take into account any net Tax cost incurred by the Indemnified Party arising from the payment, receipt or accrual of indemnity payments hereunder (grossed-up for such increase) and (y) reduced to take account of any net Tax benefit actually realized by the Indemnified Party by way of a reduction in the amount of Taxes payable by such Indemnified Party with respect to the taxable year in which such Losses are sustained, any prior taxable year (other than a Pre-Closing Tax Period, except to the extent that Buyer may be entitled to a payment from DuPont pursuant to clause (x) of Section 6.6(b)), or the two (2) taxable years following such taxable year, which reduction is directly attributable to the deductibility of any such Losses or Taxes. Any indemnification payment hereunder shall initially be made without regard to clause (ii) of the immediately preceding sentence and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the Indemnified Party has actually realized such cost or benefit as provided in this Section 8.4(c). The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination with respect to the Indemnified Party’s liability for Taxes and, if necessary, DuPont or Buyer, as the case may be, shall make payments to the other to reflect such adjustment. Any indemnity payment under this Agreement, any payment made by DuPont or Buyer pursuant to Section 6.5 in satisfaction of a Transfer Tax that is the responsibility of the other party under local law or any payment made pursuant to Section 2.7 shall be treated as an adjustment to the Final Purchase Price, for Tax purposes, unless a Final Determination with respect to the Indemnified Party or any of its Affiliates causes any such payment not to be treated as an adjustment to the Final Purchase Price for Tax purposes. Each of the parties shall notify the other parties if it receives notice that any Tax Authority proposes to treat any indemnity payment under this Agreement as other than an adjustment to the Final Purchase Price for Tax purposes. A party (and its Affiliates) shall not be deemed to have suffered a “Loss” with respect to an item to the extent such party was actually compensated therefor by reason of an increase in the amount otherwise paid to it or a reduction in the amount otherwise paid by it pursuant to Section 2.3 hereof.

(d) No Action or claim for Losses subject to indemnification under this Section 8.4 with respect to a breach of any representation, warranty, covenant or agreement contained in this Agreement or, in the case of claims for indemnification against DuPont, any Pre-Closing Environmental Liabilities or Third Party Toxic Tort Liabilities, shall be brought or made after the date on which such representation, warranty, covenant or agreement, or the indemnification obligations of DuPont with respect to Pre-Closing Environmental Liabilities or Third Party Toxic Tort Liabilities (as applicable), shall terminate pursuant to Section 8.3 hereof, regardless of when the facts underlying such claim are first discovered; provided, however, that any claim made after the Closing and prior to such termination date with reasonable specificity in accordance with the notice obligations set forth in Section 8.4(f) by the Indemnified Party to the Indemnifying Party, including claims pursuant to Section 8.4(a)(v) (Toxic Tort Liabilities), shall survive (and be subject to indemnification) until it is finally and fully resolved. Notwithstanding anything to the contrary in this Agreement, DuPont’s obligation to make any indemnification payment with respect to claims pursuant to Section 8.4(a)(iv) (Pre-Closing Environmental Liabilities) (even to the extent such claims are notified in accordance with Section 8.4(d) prior to the fourth (4th) anniversary of the Closing Date) shall terminate on the later of (x) the eighth (8th) anniversary of the Closing Date and (y) six (6) years after the notice of such claim. For the avoidance of doubt, DuPont shall have no indemnification obligations for any Plant Shutdown or Expansion Costs, unless the Plant Expansion Activity or Plant Shutdown Activity is commenced, and any Losses from such Plant Expansion Activity or Plant Shutdown Activity is noticed, prior to the fourth (4th) anniversary of the Closing Date.

(e) Notwithstanding any provision herein to the contrary, no indemnity may be sought hereunder in respect of any Losses to the extent such Losses were taken into account in determining the Final Adjustment Amounts or Final Closing Adjustment.

(f) (i) Upon receipt by a Buyer Indemnified Party or DuPont Indemnified Party (the “Indemnified Party”) of notice from a third party of any action, suit, proceeding, claim, demand or assessment against such Indemnified Party which might give rise to a claim for Losses under this Section 8.4, the Indemnified Party (or DuPont or Buyer on behalf of an Indemnified Party) shall promptly give written notice thereof to the party from whom indemnification is sought (the “Indemnifying Party”) setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of all particular sections of this Agreement pursuant to which indemnification is being sought), a copy of any documentation received from the third party and an estimate of the Losses relating thereto (to the extent reasonably estimable); provided, however, that failure to give such notice shall not affect the right to indemnification provided hereunder except to the extent the Indemnifying Party shall have been prejudiced as a result of such failure. For the avoidance of doubt, subject to Section 8.4(j), no party shall make any voluntary disclosure to any Governmental Authority regarding any non-compliance with any Law for which such notifying party is entitled to indemnification hereunder other than as specifically agreed in writing between the Parties or as required by applicable Law or stock exchange rule. Except as specifically provided in Section 8.4(j), the Indemnifying Party shall have the right, at its option, to assume the defense of, at its own expense and by its own counsel, any such matter as to which the Indemnified Party has provided notice in accordance to this Section 8.4(f). If the Indemnifying Party shall, in accordance with the preceding sentence, undertake to compromise or defend any such asserted liability, it shall notify the Indemnified Party of its intention to do so, and the Indemnified Party shall agree to cooperate fully with the Indemnifying Party and its counsel in the compromise of, or defense against, any such asserted liability; provided, however, that the Indemnifying Party shall not settle any such asserted liability without the written consent of the Indemnified Party (not to be unreasonably withheld) unless (A) such settlement completely and unconditionally releases the Indemnified Party in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnified Party of any wrongdoing or violation of law. Notwithstanding an election of the Indemnifying Party to assume the defense of such action or proceeding, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense of such action or proceeding. The Indemnifying Party shall bear the reasonable fees, costs and expenses of one such separate counsel pursuant to the preceding sentence in each jurisdiction (and shall pay such fees, costs and expenses at least quarterly), if, but only if, (i) the defendants in, or targets of, any such action or proceeding include both an Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there is a material conflict of interest between the Indemnifying Party and the Indemnified Party with respect to such proceeding (in which case the Indemnifying Party shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Party) or (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to such Indemnified Party to represent such Indemnified Party within a reasonable time after notice of the institution of such action or proceeding. In any event, the Indemnified Party and its counsel shall cooperate with the Indemnifying Party and its counsel and shall not assert any position in any proceeding inconsistent with that asserted by the Indemnifying Party.

(ii) Except as specifically provided in Section 8.4(j), if the Indemnifying Party does not undertake to compromise or defend any Third Party Claim pursuant to Section 8.4(f)(i) above, then the Indemnifying Party shall have the right to participate in any such defense at its sole cost and expense, but in such case, the Indemnified Party shall control the investigation and defense of the asserted liability; provided, however, that the Indemnified Party shall not consent to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld); provided, further, that the Indemnifying Party may, at its option, elect at any time to assume and control the defense against such Third Party Claim. The Indemnifying Party’s decision to allow the Indemnified Party to take the lead with respect to any indemnity obligation of the Indemnifying Party shall not limit, expand or otherwise affect the Indemnifying Party’s obligation to indemnify the Indemnified Party with respect to any such indemnity obligation, and if an Indemnified Party settles a Third Party Claim it is defending pursuant to this Section 8.4(f)(ii) without obtaining the Indemnifying Party’s written consent to such settlement in violation of the immediately preceding sentence, then the Indemnifying Party shall be relieved of its indemnification obligations hereunder with respect to such Third Party Claim unless the Indemnifying Party unreasonably withheld, conditioned or delayed such consent.

(iii) In the event any Indemnified Party should have an indemnification claim against any Indemnifying Party under this Agreement that does not involve a claim by a third party, promptly after becoming aware of any facts or circumstances which the Indemnified Party believes have given or would reasonably be expected to give rise to a right of indemnification pursuant to this Agreement, the Indemnified Party shall deliver notice of such claim to the Indemnifying Party in writing setting forth, with reasonable specificity, the nature of and facts underlying each particular claim (including identification of all particular sections of this Agreement pursuant to which indemnification is being sought) and an estimate of the Losses relating thereto. The failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to such Indemnified Party, except to the extent that the Indemnifying Party has been prejudiced by such failure. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction.

(iv) Within three (3) Business Days after the Closing Date, DuPont shall provide Buyer with a list of all material pending Actions as of the Closing Date that are Assumed Liabilities. Without limiting the assumption of the Assumed Liabilities by Buyer pursuant to Article I, following the Closing, Buyer hereby agrees (I) to assume, at its own expense, the defense of any pending Action as of the Closing Date that is an Assumed Liability (“Existing DPC Actions”). Buyer shall not settle any such Existing DPC Action without the written consent of DuPont (not to be unreasonably withheld, conditioned or delayed) unless such settlement (A) completely and unconditionally releases any DuPont Indemnified Party in connection with such Existing DPC Action, (B) provides relief consisting solely of money damages borne by Buyer and (C) does not involve any admission by any DuPont Indemnified Party of any wrongdoing or violation of law. Notwithstanding Buyer’s assumption of the defense of the Existing DPC Actions, DuPont shall have the right to employ separate counsel and to participate in the defense of any Existing DPC Actions. Buyer shall bear the reasonable fees, costs and expenses of one such separate counsel pursuant to the preceding sentence in each jurisdiction (and shall pay such fees, costs and expenses at least quarterly), if, but only if, the defendants in, or targets of, any such action or proceeding include a DuPont Indemnified Party, and such DuPont Indemnified Party shall have reasonably concluded, based on the advice of counsel, that there is a material conflict of interest between Buyer and the DuPont Indemnified Party with respect to such proceeding (in which case Buyer shall not have the right to direct the defense of such Existing DPC Action on behalf of the DuPont Indemnified Party). The DuPont Indemnified Party and its counsel shall cooperate with Buyer and its counsel in connection with the defense of any Existing DPC Action and shall not assert any position in any proceeding inconsistent with that asserted by Buyer. Notwithstanding anything to the contrary in this Section 8.4(f)(iv), in no event shall this Section 8.4(f)(iv) be construed or interpreted to limit any of the indemnification obligations of Buyer pursuant to any other provision of this Section 8.4.

(g) Except with respect to (i) the Related Agreements, (ii) matters covered by Section 2.3 and Section 5.7, (iii) the right to an injunction or specific performance as contemplated by Section 9.7, (iv) any matter relating to Taxes (which shall be governed exclusively by Article VI) and (v) any claim involving Losses resulting from any fraud committed by DuPont or Buyer with respect to the representations and warranties made by such party in Article III or Article IV, as applicable (as determined by a court of competent jurisdiction pursuant to a final and non-appealable judgment), the indemnification provisions of Section 8.4 (x) shall be the sole and exclusive remedy of Buyer and DuPont following the Closing with respect to any breach or non-fulfillment of any representation, warranty, agreement, covenant or any other obligation contained in this Agreement or any Related Agreement, (y) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (z) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law (including rights under any workers compensation statute or similar statute conferring immunity from suit). In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against DuPont or any of its Affiliates or Buyer or any of its Affiliates, as the case may be, arising under or based upon any Law (including any such Law relating to environmental matters (including Environmental Laws) or arising under or based upon any securities Law, common Law or otherwise). The obligations of the parties set forth in this Section 8.4 shall be conditioned upon the Closing having occurred. Without limiting the generality of the foregoing, in no event shall any party, its successors or permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement and the Related Agreements.

(h)

(i) Notwithstanding anything to the contrary set forth herein, neither DuPont nor Buyer shall be required to provide indemnification for Losses under Section 8.4(a)(i) (for any breach of Section 5.1 if DuPont did not have Knowledge, and the individuals set forth on Section 8.4(h) of the Seller’s Disclosure Schedule did not have actual knowledge, of such breach prior to its occurrence), Section 8.4(a)(iii) and Section 8.4(b)(iii) to the Buyer Indemnified Parties or DuPont Indemnified Parties, respectively, (i) for any individual item or series of related items where the Loss relating thereto (disregarding, solely for purposes of calculating such Loss, any “Material Adverse Effect” or other materiality qualification contained in the applicable representation and warranty (it being understood and agreed that any such qualification shall be given effect for purposes of determining the existence of a breach or inaccuracy of any such representation or warranty)) is less than $200,000 (the “De Minimis Claim Threshold”) or (ii) in respect of each individual item where the Loss relating thereto is equal to or greater than the De Minimis Claim Threshold, unless the aggregate amount of all such Losses incurred by the Buyer Indemnified Parties or DuPont Indemnified Parties, as applicable, with respect to such breaches (in the aggregate), exceeds $30,625,000 (the “Basket”), in which case the obligation to provide indemnification under Sections 8.4(a)(i) (to the extent arising from any breach of Section 5.1 if DuPont did not have Knowledge, and the individuals set forth on Section 8.1(h) of the Seller’s Disclosure Schedule did not have actual knowledge, of such breach prior to its occurrence), Section 8.4(a)(iii) and Section 8.4(b)(iii) to the Buyer Indemnified Parties or DuPont Indemnified Parties, as the case may be, shall only apply with respect to such amounts that are in excess of the Basket. Notwithstanding anything to the contrary set forth herein, neither the DeMinimis Claim Threshold nor the Basket shall apply to any claim involving Losses arising out of or relating to a breach of any Fundamental Representation.

(ii) Notwithstanding anything to the contrary set forth herein:

(A) DuPont shall not be required to provide indemnification for Losses under Section 8.4(a)(iv) to the Buyer Indemnified Parties (including any such Losses arising from or relating to any Plant Shutdown or Expansion Costs) for any individual item or series of related items where the Loss relating thereto is less than $50,000 (the “De Minimis Environmental Claim Threshold”); provided, that the De Minimis Environmental Claim Threshold shall not apply until the aggregate amount of Losses under Section 8.4(a)(iv) exceeds the Pre-Closing Environmental Basket;

(B) DuPont shall not be required to provide indemnification for Losses under Section 8.4(a)(iv) to the Buyer Indemnified Parties (including any such Losses to the extent arising from or relating to any Plant Shutdown or Expansion Costs) unless the aggregate amount of all Losses incurred by the Buyer Indemnified Parties under Section 8.4(a)(iv) exceeds $30,000,000 (the “Pre-Closing Environmental Basket”), in which case the obligation to provide indemnification under 8.4(a)(iv) to the Buyer Indemnified Parties shall only apply with respect to such Losses in excess of the Pre-Closing Environmental Basket in accordance with clauses (C) and (D) of this Section 8.4(h)(ii) below;

(C) Subject to the other limitations contained herein, to the extent that the aggregate amount of Losses DuPont is required to indemnify the Buyer Indemnified Parties under Section 8.4(a)(iv) (including any such Losses to the extent arising from or relating to any Plant Shutdown or Expansion Costs) exceeds the Pre-Closing Environmental Basket, (i) except as relates to Plant Shutdown or Expansion Costs, with respect to the first $40,000,000 of indemnifiable Losses in excess of the Pre-Closing Environmental Basket, DuPont, on the one hand, and the Buyer Indemnified Parties, on the other hand, shall each be responsible for fifty percent (50%) of the amount of each such Loss; and (ii) with respect to any indemnified Plant Shutdown or Expansion Costs, DuPont shall only be required to indemnify the Buyer Indemnified Parties in accordance with Clause (D); and

(D) Subject to the other limitations contained herein, once the aggregate amount of all Losses incurred by the Buyer Indemnified Parties under Section 8.4(a)(iv) (including any such Plant Shutdown or Expansion Costs to the extent arising from or relating to any Plant Expansion Activity or Plant Shutdown Activity) exceeds the Pre-Closing Environmental Basket, with respect to the next $50,000,000 of any Plant Shutdown or Expansion Costs, DuPont, on the one hand, and the Buyer Indemnified Parties, on the other hand, shall each be responsible for fifty percent (50%) of the amount of each such Loss, and thereafter DuPont shall have no further liability under Section 8.4(a)(iv) to the extent arising from or first discovered as a result of Plant Expansion or Plant Shutdown Activities.

(i) Notwithstanding anything to the contrary set forth herein, neither DuPont nor Buyer shall be required to make payments for indemnification to Buyer Indemnified Parties or the DuPont Indemnified Parties, respectively, under Section 8.4(a)(i) (for any breach of Section 5.1 if the individuals set forth on Section 8.1(h) of the Seller’s Disclosure Schedule did not have actual knowledge, of such breach prior to its occurrence), Section 8.4(a)(iii),

Section 8.4(a)(iv), Section 8.4(a)(v) or Section 8.4(a)(vi) (it being intended that a single cap apply to all Losses under the foregoing sections) and Section 8.4(b)(iii) when the aggregate amounts paid by DuPont or Buyer, as applicable, with respect thereto exceeds $612,500,000 (the “Cap”); provided, however, that the foregoing limitation shall not apply to any claim involving Losses arising out of or relating to a breach of any Fundamental Representation or resulting from any fraud committed by DuPont or Buyer with respect to the representations and warranties made by such party in Article III or Article IV, as applicable (as determined by a court of competent jurisdiction pursuant to a final and non-appealable judgment).

(j)

(i) Notwithstanding anything to the contrary set forth herein, no Losses shall be taken into account for purposes of the Pre-Closing Environmental Basket or be subject to indemnification by DuPont under Sections 8.4(a)(iv) and 8.4(a)(v) to the extent that:

(A) Buyer and its Affiliates do not use commercially reasonable efforts to avoid exacerbating any Pre Closing Environmental Liabilities then known to Buyer and its Affiliates, it being understood that DuPont shall have no responsibility to indemnify Buyer Indemnified Parties solely with respect to any increase in Losses relating to any such Pre-Closing Environmental Liabilities resulting from Buyer’s and its Affiliates’ failure to comply with this Section 8.4(j)(i)(A); provided, further, that Buyer and its Affiliates shall not be deemed to have exacerbated or failed to mitigate any Pre-Closing Environmental Liabilities by failing to correct, fix or resolve any condition or violation that existed as of the Closing Date, (provided that the preceding exception shall not apply to a failure by Buyer or its Affiliates to take action relating to an emergency situation that is known to Buyer or its Affiliates in which there is a substantial risk of loss of life, severe injury to any person or significant harm to the environment, where such failure to take action exacerbates or results in a failure to mitigate any such condition or violation then known to Buyer or any of its Affiliates);

(B) Such Losses (including costs of Cleanup, for corrective actions, or for any capital improvements or expenditures): (A) are not related to a Pre-Closing Environmental Liability but instead result from post-Closing activities and operations of the Buyer Indemnified Parties, (B) result from any change in use of the facilities from commercial or manufacturing, as the case may be, to any other use; (C) result from the implementation of any Cleanup or corrective action that is not required by Environmental Law and that is not conducted to achieve the least stringent applicable Remediation Standards or in the most cost-effective manner; or (D) result from a change, after the Closing, in Environmental Laws, including any official, final, and published guidance of general application issued by a Governmental Authority interpreting any Environmental Law; or

(C) Such Losses, including the costs of Cleanup, corrective action or for any capital improvements or expenditures, arise out of or are related to any soil, surface water or groundwater investigation, that any Buyer Indemnified Party voluntarily initiates, performs or causes to be performed by any Person or Governmental Authority, other than any such investigation (i) required to comply with applicable Environmental Law (including with respect to any Plant Shutdown or Expansion Costs), or (ii) first initiated and required by any Governmental Authority.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, with respect to any Pre-Closing Environmental Liabilities arising from any Plant Expansion Activities or Plant Shutdown Activities (as defined below), no Losses shall count toward the Pre-Closing Environmental Basket or be subject to indemnification by DuPont except as provided in this Paragraph. If Buyer or its Affiliates expand or alter operations on any Real Property (“Plant Expansion Activities”) and such Plant Expansion Activities involve excavation or subsurface disturbance or if Buyer or its Affiliates discontinue operations at all or a material portion of any facility at any Real Property (“Plant Shutdown Activities”) as a result of which Buyer or its Affiliates are required by applicable Law to do any subsurface testing or otherwise expose any Pre-Closing Environmental Liabilities, Buyer Indemnified Parties shall only be entitled to indemnification for Losses to the extent that such Losses: (1) constitute out-of-pocket remediation costs incurred with respect to soil or groundwater contamination and are payable to third parties for Pre-Closing Environmental Liabilities (such costs, “Plant Shutdown or Expansion Costs”) and (2) meet the other standards set forth in this Section 8.4. For the avoidance of doubt, if a Plant Expansion Activity reveals a non-compliance with Environmental Law that would otherwise be a Pre-Closing Environmental Liability, any Losses from such non-compliance will be subject to indemnification by DuPont as a Pre-Closing Environmental Liability, subject to the limitations set forth in this Agreement. However, if any Plant Expansion Activity results in a non-compliance with Environmental Law that was not a non-compliance prior to such Plant Expansion Activity, any Losses to the extent resulting therefrom will not be subject to indemnification. Furthermore, with respect to any Plant Expansion Activities, Buyer Indemnified Parties shall not be entitled to indemnification for any Plant Shutdown or Expansion Costs that result therefrom unless (w) such site expansion or alteration is for use in the DPC Business, (x) prior to commencement of the expansion or alteration, Buyer provides written notice of its intent to make such expansion or alteration, (y) if requested by DuPont, within ten (10) Business Days thereafter (or such later time as they mutually agree), Buyer shall meet with DuPont to discuss the location of the expansion or alternation and (z) to the extent DuPont objects to the location of such expansion or alteration due to the existence of a possible contaminated area including any solid waste management unit in the area proposed by Buyer, Buyer cooperates with DuPont in good faith to agree on a relocation of the construction and if commercially reasonable alternative locations exist, Buyer shall use such other location(s); provided, however, if no commercially reasonable alternative location exists, Buyer may proceed with such expansion or alteration and subject to the other limitations contained herein

(including the limitations set forth in Section 8.4(h)(ii)(D)) , and any Losses arising from or relating to such Plant Expansion Activities that constitute Pre-Closing Environmental Liabilities shall be subject to indemnification hereunder.

(iii) With respect to any indemnity obligation of DuPont pursuant to Section 8.4(a)(iv), except as provided in Section 8.4(j)(iv) to the extent such indemnity obligation (1) relates to a Third Party Claim, Buyer shall have the right to defend, compromise and settle any and all such Third Party Claims pursuant to the terms and conditions set forth in Section 8.4(f), and (2) relates to (i) the investigation or Cleanup or Release of Hazardous Substance or (ii) the investigation of or corrective action for any potential or actual non-compliance with Environmental Laws, Buyer shall have the right to take the lead and implement any such investigation, corrective action or Cleanup, provided however that all such actions taken by Buyer under (1) or (2) shall be subject to the requirements and restrictions of Section 8.4(j)(i) and Section 8.4(j)(ii).

(iv) With respect to any indemnity obligation of DuPont pursuant to Section 8.4(a)(iv) or pursuant to Section 8.4(a)(v), in each case, to the extent such indemnity obligation (1) relates to a Third Party Claim or Third Party Toxic Tort Liability, DuPont shall have the right to defend, compromise and settle any and all such Third Party Claims or Third Party Toxic Tort Liabilities, or (2) relates to (i) the investigation or Cleanup of any exposure to or Release of Hazardous Substance or (ii) the investigation of or corrective action for any potential or actual non-compliance with Environmental Laws and giving effect to each of the limitations herein, DuPont would reasonably be expected to pay more of the Losses with respect to such matter than Buyer, DuPont shall have the right to take the lead and implement any such investigation, corrective action or Cleanup (or if DuPont and Buyer would reasonably be expected to bear an equal of Losses with respect to such matter, they shall cooperate and jointly control), and shall be obligated to (1) comply with all applicable legal requirements with respect to such investigation, corrective action or Cleanup, and (2) perform, to the extent practicable, such investigation, corrective action or Cleanup in a manner that does not unreasonably interfere with Buyer’s operations at the Real Property; provided, that DuPont reserves the right to seek reimbursement of costs incurred for work required to perform any investigation, corrective action or Cleanup that is in excess of work that would be required in accordance with the conditions set forth in Section 8.4(j)(i). Buyer shall agree to allow reasonable access to conduct any of the work contemplated herein and shall cooperate with DuPont in the performance of the work. Where DuPont has assumed responsibility for management of an investigation, corrective action or Cleanup, Buyer may, at its own expense, remain involved in the performance of any action respecting clauses (1) and (2) of the preceding sentence (except to the extent that such involvement unreasonably interferes with the performance of DuPont’s work), and DuPont shall promptly provide copies to Buyer of all material notices, correspondence, and reports directly bearing on the type and extent of actions to be taken in relation to such matter. However, for the avoidance of doubt, Buyer’s involvement as provided in this paragraph shall not include communications or contact of any nature whatsoever with any Person or Governmental Authority except in coordination with DuPont and with DuPont’s consent.

(v) If DuPont declines to exercise its right to defend, compromise and settle any Third Party Claim or to take the lead and implement any investigation, corrective action or Cleanup under Section 8.4(j)(iv), Buyer may, at DuPont’s cost and expense as provided herein, (1) defend, compromise and settle any such Third Party Claim pursuant to the terms and conditions set forth in Section 8.4(f), and (2) take the lead and implement any such investigation, corrective action or Cleanup, and Buyer shall allow DuPont, at DuPont’s sole expense, to remain involved in the performance of any action respecting clauses (1) and (2) above; provided however that all such actions by Buyer shall be subject to the requirements and restrictions set forth in this Section 8.4(j), and provided, further that Buyer shall not consent to any settlement of any such Third Party Claim without the prior written consent of DuPont, such consent not to be unreasonably withheld; provided, further, that DuPont may, at its option, elect at any time to assume and control the defense against such Third Party Claim. DuPont’s decision to allow Buyer to take the lead with respect to any indemnity obligation of DuPont shall not limit, expand or otherwise affect DuPont’s obligation to indemnify Buyer with respect to any such indemnity obligation of DuPont. Buyer shall promptly provide copies to DuPont of all material notices, correspondence and all reports related to such matter, and shall also provide other related non-privileged documents to DuPont upon request provided, however, that any otherwise privileged documents that would be protected by a joint defense or common interest privilege agreement between the parties shall be provided to DuPont upon request.

(vi) Except in the case of an emergency situation in which there is a substantial risk of loss of life, severe injury to any person or significant harm to the environment if reporting is delayed by implementing the following consultation provisions, Buyer and its Affiliates shall not initiate any contact with or initiate any disclosure to any Governmental Authority in relation to any matter for which DuPont would reasonably be expected to have liability under Sections 8.4(a)(iv) or 8.4(a)(v) without DuPont’s prior written consent, which consent shall not be denied if the reporting is required by applicable Environmental Laws. To obtain such consent, Buyer shall provide prior DuPont written notice of such matter and a reasonable opportunity to evaluate such matter and the parties shall cooperate in a timely manner to determine whether such a legal obligation exists. If Buyer fails to provide such prior written notice and reasonable opportunity to evaluate such matter, then DuPont shall be relieved of its indemnification obligations with respect to such reported matter. If DuPont grants its consent to report any matter, DuPont shall have the right to participate in any discussion with any Governmental Authority with respect to such matter and control the defense of the matter to the extent provided in Section 8.4(j)(iv). If the Parties cannot agree on whether Buyer has a legal obligation to report such matter to any

Governmental Authority and Buyer elects to report such matter to such Governmental Authority, then DuPont shall have the right to participate in any such discussions, and Buyer shall bear the burden of proof of showing that its reporting to such Governmental Authority was required under applicable law as part of establishing its indemnification claim under Section 8.4(a)(iv) or Section 8.4(a)(v) and DuPont shall have no indemnification obligations if such burden is not met.

(k) Notwithstanding anything to the contrary in this Section 8.4, no party shall be entitled to reimbursement with respect to, and each party shall bear its own, attorney’s fees and expenses in connection with any dispute between the parties regarding any party’s alleged obligation to provide indemnification regarding Pre-Closing Environmental Liabilities or Third Party Toxic Tort Liabilities. At DuPont’s request, Buyer shall provide DuPont on a quarterly basis with a calculation (and reasonable supporting detail underlying such calculation) of Losses which Buyer asserts or intends to assert constitute indemnifiable Losses with respect to Pre-Closing Environmental Liabilities and Third Party Toxic Tort Liability (provided that the foregoing shall not in any way limit or otherwise affect DuPont’s rights or obligations hereunder).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Modifications. This Agreement may be amended, modified or supplemented at any time by the parties hereto, but only by an instrument in writing signed on behalf of the parties. Notwithstanding anything to the contrary contained herein, Sections 8.2(a), 8.2(d), 9.6, 9.7, 9.9, 9.14 and this Section 9.1 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of Sections 8.2(a), 8.2(d), 9.6, 9.7, 9.9, 9.14 and this Section 9.1) may not be amended, modified, waived or terminated in a manner that adversely impacts in any respect the Financing Source Parties without the prior written consent of the Financing Source Parties.

Section 9.2 Extension; Waiver. At any time prior to the Closing, the parties hereto entitled to the benefits of the respective term or provision may (a) extend the time for the performance of any of the obligations or other acts of the parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance with any obligation, covenant, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the party not entitled to the benefits of such extension or waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of such right preclude other or further exercise thereof or any other right.

Section 9.3 Entire Agreement; Assignment. This Agreement (a) constitutes, together with the Local Asset Transfer Agreements, the Local Purchase Agreements and the Related Agreements, the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof (other than the Confidentiality Agreement) and (b) shall not be assigned by operation of law or otherwise; provided, however, that (i) DuPont may assign its rights (but not its obligations) to any Wholly Owned Subsidiary of DuPont, (ii) prior to the Closing, Buyer may assign its rights under this Agreement and the Related Agreements, in whole or in part, to one or more Affiliates or designees of Buyer (and where applicable, such Affiliate or designee shall enter into the applicable Local Purchase Agreement or Related Agreement), and (iii) Buyer may collaterally assign this Agreement and the Related Agreements, in whole or in part, to any Financing Source or any other party providing debt financing to Buyer or its Subsidiaries (in each case, unless to do so would restrict or delay the consummation of the transactions contemplated by this Agreement), but no such assignment shall relieve either party of its obligations hereunder.

Section 9.4 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.

Section 9.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, telecopied (which is confirmed) or sent by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses:

If to Buyer, to:

Flash Bermuda Co. Ltd.

c/o The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, DC 20004

Fax. No.: 202-347-1818

Attn:	Andrew Marino
Martin Sumner

With a copy to:

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, DC 20004-1304

Fax. No.: (202) 637-2201

Attn:	Daniel T. Lennon
David S. Dantzic

If to DuPont, to:

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, DE 19898

Fax. No.: 302-773-4679

Attn:	General Counsel

With a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Fax. No.: 212-735-2000

Attn:	Lou R. Kling, Esq.
Thomas W. Greenberg, Esq.
Brandon Van Dyke, Esq.

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 9.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The Debt Commitment Letters and the performance thereof by the Financing Sources shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.7 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to an injunction, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy at law or in equity. The parties further agree not to assert that a remedy of injunctive relief, specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. The parties hereto agree that, notwithstanding anything herein to the contrary, DuPont shall be entitled to seek or obtain any injunction, specific performance or any other equitable relief requiring Buyer to cause the Equity Financing to be funded, to specifically enforce its rights under the Equity Commitment Letter or to cause Buyer to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement, if and only if: (i) all conditions in Sections 7.1 and 7.3 have been satisfied as of the date on which the Closing would otherwise be required to occur (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions would have been satisfied as of such date), (ii) Buyer fails to complete the Closing by the date the Closing would otherwise be required to have occurred pursuant to Section 2.2, (iii) the Debt Financing (or alternative financing in accordance with Section 5.21) has been funded or would be funded to Buyer at the Closing (or, if such Debt Financing has been funded into escrow, such funds have been or will be released from escrow at the Closing) if the Equity Financing were to be funded at Closing and (iv) DuPont has confirmed in writing that DuPont is prepared to and able to effect the Closing upon the funding of the Equity Financing and Debt Financing. Without limiting the foregoing, for the avoidance of doubt, DuPont and Buyer agree that DuPont shall be entitled to specific performance (or any other equitable relief) to cause Buyer to perform its obligations under Section 5.21 (other than the second to last sentence of Section 5.21(b)). The election of DuPont to pursue an injunction or specific performance shall not restrict, impair or otherwise limit DuPont from subsequently seeking to terminate this Agreement and seeking to collect the Reverse Termination Fee pursuant to Section 8.2(b); provided, however, that under no circumstances shall DuPont be permitted or entitled to receive both a grant of specific performance of the consummation of the transactions contemplated hereby pursuant to this Section 9.7 and the payment of the Reverse Termination Fee.

Section 9.8 Publicity. Each of the parties to this Agreement hereby agrees with the other party hereto that no press release or similar public announcement or communication shall, if prior to, or after, the Closing, be made or be caused to be made (including by such parties’ respective Affiliates) concerning the execution or performance of this Agreement unless the parties shall have agreed in advance with respect thereto; provided, however, that this Section 9.8 shall terminate and the parties shall have no further obligations with respect to the subject matter hereunder upon the earlier of (a) one (1) month after the date of the termination of this Agreement pursuant to Section 8.1 or (b) such earlier date that DuPont or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties in a litigation relating to the subject matter of this Agreement. Notwithstanding the foregoing (i) either party may make or cause to be made any press release or similar public announcement or communication as may be required to comply with the requirements of any applicable Laws or the rules and regulations of each stock exchange upon which the securities of one of the parties is listed and (ii) DuPont or Affiliates of Buyer may disclose any information concerning the transactions contemplated hereby which such party deems appropriate in its reasonable judgment, in light of its status as a publicly owned company, including to securities analysts and institutional investors and in press interviews; provided, that with respect to the DPC Business (except to the extent it relates to DuPont’s activities with respect to the effect on DuPont of the separation or disposition of the DPC Business), to the extent practicable, DuPont and Buyer and its Affiliates will try in good faith to remain within the bounds of the parties’ prior disclosures; provided, further, that in the case of clauses (i) and (ii) above to the extent in the good faith judgment of such party it is reasonably practicable to do so, such party (x) provides the other party with a reasonable opportunity in light of the circumstances to review such party’s intended communication and (y) consider in good faith modifications to the intended communication that are requested by the other party.

Section 9.9 Jurisdiction; Forum, Etc.

(a) The parties hereto agree that the appropriate, exclusive and convenient forum for any disputes between any of the parties hereto arising out of this Agreement or the transactions contemplated hereby shall be in any state or federal court in the State of New York. The parties hereto further agree that the parties will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts; provided, however, that the foregoing shall not limit (i) DuPont’s or any of its Subsidiaries’ ability or right to join, implead or otherwise bring any third-party claim against Buyer or any of its Subsidiaries in an action brought against DuPont or any of its Subsidiaries by a third party in a jurisdiction outside of the State of New York and Buyer agrees that, pursuant to Section 9.9(b), it (and its Subsidiaries, as applicable) will submit to such jurisdiction or (ii) Buyer’s or any of its Subsidiaries’ ability or right to join, implead or otherwise bring any third-party claim against DuPont or any of its Subsidiaries in an action brought against Buyer or any of its Subsidiaries by a third party in a jurisdiction outside of the State of New York and DuPont agrees that, pursuant to Section 9.9(b), it (and its Subsidiaries, as applicable) will submit to such jurisdiction. The parties hereto further agree, to the extent permitted by law, that final and non-appealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment. Each of the parties hereto agrees that it will not bring any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(b) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 9.9(a).

(c) THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE, AND AGREE TO CAUSE THEIR RESPECTIVE SUBSIDIARIES TO WAIVE, THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THE FINANCING COMMITMENTS. THE PARTIES HEREBY FURTHER WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANY FINANCING SOURCE PARTIES IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT OR THE DEBT FINANCING COMMITMENTS OR THE PERFORMANCE THEREOF.

Section 9.10 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.11 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. For the convenience of the parties, any number of counterparts hereof may be executed, each such executed counterpart shall be deemed an original and all such counterparts together shall constitute one and the same instrument. Facsimile transmission (including the e-mail delivery of documents in Adobe PDF format) of any signed original counterpart and/or retransmission of any signed facsimile transmission shall be deemed the same as the delivery of an original.

Section 9.12 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, and except as otherwise expressly set forth herein, all costs and expenses (including legal fees, accounting fees, investment banking fees and filing fees) incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

Section 9.13 Construction. The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement.

Section 9.14 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than DuPont and Buyer (and their respective Subsidiaries), DPC Indemnitees under Section 5.20, Skadden, Eversheds, Potter Anderson and Crowell & Moring and their respective partners and employees under Section 5.23, the Buyer Related Parties under Section 8.2(a) and Section 8.2(d), the second sentence of Section 9.1, Section 9.6, Section 9.9 and this Section 9.14 and their successors or permitted assigns, any rights or remedies under or by reason of this Agreement, it being understood that the foregoing shall not limit the right of a DuPont Indemnified Party or a Buyer Indemnified Party to bring claims for indemnification under Section 8.4 in respect of Losses.

Section 9.15 Interpretation. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on,” “set forth in” or “given effect in numbers on” a balance sheet or financial statement, to the extent any such phrase appears in such representation or warranty, to the extent that (a) there is a reserve, accrual or other similar item underlying a number on the face of such balance sheet or financial statement that relates to the subject matter of such representation or (b) such item is otherwise set forth on the face of such balance sheet or financial statement or in the notes thereto.

When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “dollar” or “$” contained herein are to United States Dollars (unless otherwise specified). The words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” shall refer to the date of this Agreement. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Buyer hereunder shall be a joint and several obligation of Buyer and the Transferred Companies and their Subsidiaries (other than any Transferred Companies or Subsidiaries thereof that, at such time, have not been transferred, directly or indirectly, to Buyer in accordance with this Agreement).

Section 9.16 Schedules. The disclosure of any matter in any section of any Schedule to this Agreement shall expressly not be deemed to constitute an admission by DuPont or Buyer, or to otherwise imply, that any such matter is material for the purpose of this Agreement. Any information, item or other disclosure set forth in any section of any Schedule shall be deemed to have been set forth in any other section of such Schedule, if the relevance of such disclosure to such other section is reasonably apparent from the facts specified in such disclosure.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

E. I. DU PONT DE NEMOURS AND COMPANY

By:	/s/ Carmen J. Giannantonio
	Name:	Carmen J. Giannantonio
	Title:	Director, Mergers & Acquisitions

FLASH BERMUDA CO. LTD.

By:	/s/ Martin W. Sumner
	Name:	Martin W. Sumner
	Title:	Director

ANNEX A

DEFINITIONS

For purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Annex A.

“Accounting Firm” shall be an accounting firm selected in the manner set forth in Section 2.3(b)(ii).

“Action” shall mean any action, claim, suit, arbitration, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any Governmental Authority or arbitration tribunal.

“Administrative Services Agreement” shall mean the Administrative Services Agreement, substantially in the form of Exhibit N.

“Affiliate” shall mean, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of this Agreement, (i) the Joint Ventures and the Subsidiaries of the Joint Ventures shall not be deemed to be Affiliates of DuPont or Buyer or any of their respective Subsidiaries or Affiliates (including the Transferred DPC Companies and their Subsidiaries) and (ii) the Transferred DPC Companies and their respective Subsidiaries shall be deemed to be (a) Affiliates of DuPont (but not Buyer) prior to Closing and (b) Affiliates of Buyer (but not DuPont) as of and following Closing.

“Agreement” shall have the meaning set forth in the preamble.

“Alternative Financing” shall have the meaning set forth in Section 5.21(c).

“Ancillary Product” shall have the meaning set forth in Section 5.13(e).

“Anticorruption Laws” shall have the meaning set forth in Section 3.18.

“Asset” shall mean, with respect to any Person, any and all of such Person’s right, title and ownership interest in and to all of the properties, assets, claims, Contracts and businesses of every kind, character and description, whether real, personal or mixed, whether tangible or intangible, whether accrued, contingent or otherwise, and wherever located, including the following: (i) all Cash Equivalents, notes and accounts receivable (whether current or non-current); (ii) all real properties, including plants, buildings and other structures and improvements (including construction in progress) located thereon, fixtures contained therein and appurtenances thereto (including, in the case of the Transferred DPC Companies and their Subsidiaries, the Real Property); (iii) all leases and subleases and all machinery, Equipment

(including all transportation and office equipment), fixtures, trade fixtures and furniture; (iv) all office supplies, production supplies, spare parts, other miscellaneous supplies and other tangible property of any kind; (v) all capital stock, partnership interests and other equity or ownership interests or rights, directly or indirectly, in any Subsidiary or other entity; (vi) all raw materials, work-in-process, finished goods, consigned goods and other inventories; (vii) all Intellectual Property; (viii) all rights existing under all Contracts; (ix) all IT Assets, (x) all prepayments, deposits, performance bonds or prepaid expenses and, to the extent they constitute an asset and not a liability of such party, deferred tax accounts; (xi) all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind; (xii) all customer lists and records pertaining to customers and accounts, personnel records, all lists and records pertaining to suppliers and agents, and all books, ledgers, files and business records of every kind; (xiii) all advertising materials and all other printed or written materials, including purchase orders, forms, labels, shipping materials, catalogues, sales brochures, operating manuals, and instructional documents; (xiv) all permits, licenses, approvals and authorizations, to the extent transferable, of Governmental Authorities or third parties relating to the ownership, possession or operation of the Assets; (xv) all goodwill as a going concern and all other general intangible properties; (xvi) all employee contracts, including the right thereunder to restrict an employee from competing in certain respects; and (xvii) all trucks, automobiles and other vehicles.

“Asset Allocation” shall have the meaning set forth in Section 2.5(b).

“Assumed Liabilities” shall mean any and all Liabilities (other than any Retained Liabilities), whether arising before, on or after the Closing Date, of DuPont, any other Seller or any of their predecessor companies or businesses, any of their Affiliates, Subsidiaries or divisions or any of the Transferred DPC Companies and their Subsidiaries, to the extent relating to, resulting from or arising out of the present, past or future operation, conduct or actions of the DPC Business or, except to the extent related to their use in the Excluded Businesses, the present, past or future ownership or use of DPC Assets or the Joint Ventures (for the avoidance of doubt, it being understood and agreed that the Pre-Closing Environmental Liabilities and the Third Party Toxic Tort Liabilities shall be Assumed Liabilities), including the following:

(i) all Liabilities assumed by or agreed to be performed by Buyer or any of its Subsidiaries (including the Transferred DPC Companies or any of their Subsidiaries) pursuant to the terms of this Agreement, any Local Asset Transfer Agreement, any Local Purchase Agreement or any Related Agreement;

(ii) all Liabilities related to the employment by DuPont and its Affiliates or the Transferred DPC Companies and any of their Subsidiaries of any Business Employee (other than any Business Employee who rejects an offer of employment from a Transferred DPC Company or Subsidiary thereof or otherwise refuses or resists any applicable transfer of employment to a Transferred DPC Company or Subsidiary thereof), other than Liabilities expressly contemplated by the Employee Matters Agreement to be retained by DuPont;

(iii) Buyer’s obligations relating to, resulting from or arising out of the DuPont Guarantees or the DuPont LCs pursuant to Section 5.8;

(iv) Buyer’s or any Subsidiary of Buyer’s (including any Transferred DPC Company’s or any Subsidiary of any Transferred DPC Company’s) portion of Shared Contractual Liabilities pursuant to Section 5.16;

(v) all Liabilities of DuPont or any of the Retained Subsidiaries (including the DPC Joint Venture Sellers) arising from, or from the ownership of the Joint Venture Interests in, the Joint Ventures, including Liabilities under the Joint Venture Agreements, in each case to the extent that DuPont or any of the Retained Subsidiaries are liable therefor;

(vi) all Indebtedness, as of the Closing, of a Transferred DPC Company or any of its Subsidiaries; and

(vii) all Liabilities set forth on Section A(1) of the Seller’s Disclosure Schedule.

“Audited Financial Statements” shall have the meaning set forth in Section 3.5.

“Available Usage Amount” shall mean with respect to any Subsidiary of Buyer (including for purposes of this definition the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries) an amount equal to the sum of (x) in the case of any Subsidiary that is a Transferred DPC Company, Joint Venture or their respective Subsidiaries, the amount, if any, by which the Operating Cash Amount of Amount of such Transferred DPC Company, Joint Venture or Subsidiary exceeds the amount of Cash Equivalents of such Subsidiary as of the Effective Time plus (y) the aggregate amount of Indebtedness (excluding Indebtedness described in clauses (f) – (i) of the definition thereof) of such Subsidiary immediately following the Closing (and giving effect to the Financing) that could be prepaid (without imposition of a prepayment or similar penalty) as of the Effective Time. For the purpose of Section 2.7, (i) the Available Usage Amount of each Subsidiary of Buyer will be calculated assuming that all Distributable Excess Cash as of the Effective Time was distributed in Permitted Distributions as of the Effective Time and (ii) if any payment is made pursuant to Section 2.7 as a result of amounts that, as of the Effective Time, constituted Trapped Cash under (i) of the definition of Trapped Cash becoming distributable to a Subsidiary of Buyer in a Permitted Distribution, the Available Usage Amount of each Subsidiary of Buyer will be recalculated assuming that such Permitted Distribution was in fact made on the date of such payment.

“Basket” shall have the meaning set forth in Section 8.4(h).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which United States banks are closed generally.

“Business Employee” shall mean (i) each individual employed as of the date hereof by a Transferred DPC Company or a Subsidiary thereof who remains employed by a Transferred DPC Company or a Subsidiary thereof continuously through the Closing Date, (ii) each individual who is hired by a Transferred DPC Company or a Subsidiary thereof after the date hereof and before the Closing Date and who remains employed by any of such entities continuously through the Closing Date, (iii) each individual who devotes at least eighty percent

(80%) of his or her working time to the DPC Business as of the date hereof through the period ending immediately before the Closing Date, (iv) each DPC Functional Employee (as defined in the Employee Matters Agreement) who becomes employed by a DPC Transferred Company in accordance with the provisions of the Employee Matters Agreement, and (v) in the case of any individual who is no longer employed by DuPont or an Affiliate thereof, each such individual whose employment at the time of his or her most recent termination of employment with DuPont and its Affiliates was with a Transferred DPC Company or any Subsidiary of a Transferred DPC Company, or one of their predecessor entities by way of merger, consolidation or similar legal operation.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Financing Cooperation Payment Obligations” shall have the meaning set forth in Section 8.2(d).

“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.4(a).

“Buyer Material Adverse Effect” shall mean any actual change, event or effect that, individually or in the aggregate with all other actual changes, events and effects, impairs, hinders or adversely affects in any material respect the ability of Buyer and its Subsidiaries to consummate the Sale or the other material transactions contemplated hereby.

“Buyer Tax Act” shall have the meaning set forth in Section 6.1(a).

“Buyer’s Disclosure Schedule” shall mean the disclosure schedule that Buyer has delivered to DuPont as of the date of this Agreement.

“Cap” shall have the meaning set forth in Section 8.4(i).

“Cash Amount” shall mean (i) all Cash Equivalents that are held by a Transferred DPC Company and its Subsidiaries as of the Effective Time plus (ii) the Joint Venture Cash Amount minus (iii) the aggregate amount of all Trapped Cash as of the Effective Time (provided that any such excess amounts held by a Joint Venture or its Subsidiary shall be pro rated in accordance with the applicable Joint Venture Percentage Interest). For the avoidance of doubt, the Cash Amount shall not include any amount that is included in the Pension Asset Amount.

“Cash Equivalents” shall mean (i) cash and (ii) checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority to the extent constituting “Cash Equivalents” under the Closing Balance Sheet Principles.

“CFC” shall have the meaning set forth in Section 3.10(n).

“Cleanup” shall mean all actions required to: (1) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (2) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (3) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (4) respond to requests of any Governmental Authority for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

“Closing” shall have the meaning set forth in Section 2.2(a).

“Closing Adjustment Amounts” shall have the meaning set forth in Section 2.3(b)(i)(C).

“Closing Balance Sheet Principles” shall mean (i) the accounting principles, procedures, policies, practices and methods specified on Exhibit B and (ii) to the extent not specified on Exhibit B, GAAP consistent with the accounting principles, procedures, policies, practices and methods applied in preparation of the balance sheet of the DPC Business as of December 31, 2011 contained in the Financial Statements with any inconsistency between the principles of presentation in the balance sheet of the DPC Business as of December 31, 2011 contained in the Financial Statements and the principles, procedures, policies, practices and methods described on Exhibit B to be resolved in favor of Exhibit B or, to the extent not addressed by Exhibit B, GAAP (as the case may be). The Closing Balance Sheet shall be prepared giving effect to the Pre-Closing Restructuring Transactions, assumption of the Assumed Liabilities and the other transactions contemplated hereby other than the payment of the Preliminary Purchase Price and the financing thereof and without giving effect to any purchase accounting adjustments in connection therewith.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Coating” shall have the meaning set forth in Section 5.13(e).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidential Information” shall have the meaning set forth in Section 5.12(c).

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of February 10, 2012, by and between DuPont and Carlyle Investment Management, L.L.C.

“Consolidated Joint Ventures” shall mean those Joint Ventures set forth in Section A(3) of the Seller’s Disclosure Schedule.

“Contract” shall mean any written contract, agreement, lease, license (other than Permits), instrument or other commitment that is binding on any Person or entity or any part of its property under applicable Law.

“Crowell & Moring” shall have the meaning set forth in Section 5.23.

“Cured” shall have the meaning set forth in Section 5.13(e).

“Current Business Employee” shall mean each Business Employee employed by DuPont or an Affiliate thereof immediately before the Closing.

“De Minimis Claim Threshold” shall have the meaning set forth in Section 8.4(h).

“De Minimis Environmental Claim Threshold” shall have the meaning set forth in Section 8.4(h).

“Debt Commitment Letters” shall have the meaning set forth in Section 4.5(a).

“Debt Financing” shall have the meaning set forth in Section 4.5(a).

“Delayed Antitrust Approval” shall have the meaning set forth in Section 5.3(c).

“Delayed Company” shall have the meaning set forth in Section 5.18(e).

“Delayed DPC Asset” shall have the meaning set forth in Section 5.18(a).

“Dispute Notice” shall have the meaning set forth in Section 2.3(b)(ii).

“Distributable Excess Cash” as of any date shall mean the aggregate amount of Excess Cash held by any Transferred DPC Company or any Subsidiary thereof or any Joint Venture or any Subsidiary thereof that, as of such date, may be distributed by such Transferred DPC Company or Subsidiary thereof or such Joint Venture or Subsidiary thereof in a Permitted Distribution.

“DOJ” shall have the meaning set forth in Section 3.4.

“DPC Affiliates” shall mean DuPont and its Affiliates (excluding the Transferred DPC Companies and their Subsidiaries) that hold, lease or license any DPC Assets or conduct any part of the DPC Business.

“DPC Additional Protected Activities” shall have the meaning set forth in Section 5.13(e).

“DPC Assets” shall mean all right, title and interest, as of immediately prior to Closing, of DuPont, the other Sellers, the DPC Affiliates and their respective Affiliates (including the Transferred DPC Companies and their Subsidiaries) in all Assets primarily used or primarily held for use in connection with the DPC Business (excluding the Local Asset Transfer Agreements, Excluded Assets, any IT Assets, any Intellectual Property and any real property and any interests therein, in each case, except to the extent specifically included pursuant to one or more of the clauses below in this definition), including:

(i) the Owned Real Property;

(ii) the leasehold interests in the Leased Real Property;

(iii) all Equipment (and leases thereof) primarily used or primarily held for use in connection with the DPC Business;

(iv) the DPC Inventories;

(v) the Intellectual Property owned by the Transferred DPC Companies and their Subsidiaries and the Intellectual Property owned by DuPont and any of its Affiliates (x) exclusively used or exclusively held for use in connection with the DPC Business or (y) set forth on Section A(4) of the Seller’s Disclosure Schedule, whether or not such Intellectual Property was exclusively used or exclusively held for use in connection with the DPC Business (the “DPC IP”);

(vi) all Contracts to which DuPont or any of its Subsidiaries is a party or by which any of the DPC Assets is subject, in each case that relate primarily to or are used primarily in connection with the DPC Business (other than any of the foregoing constituting an IP Contract or IT Asset or constituting the Excluded Assets);

(vii) all rights of the Transferred DPC Companies and their Subsidiaries under the Local Asset Transfer Agreements and Related Agreements;

(viii) any Asset that was transferred to a Transferred DPC Company or any of its Subsidiaries pursuant to a Local Asset Transfer Agreement (or any interest of any Transferred DPC Company or any of its Subsidiaries in any lease, sublease, license or sublicense of any Asset pursuant to a Local Asset Transfer Agreement), other than those Assets sold, transferred or disposed of in the ordinary course of business since the date of such transfer, lease, sublease, license or sublicense;

(ix) all Permits (other than Non-Transferable Permits) owned, utilized or licensed by DuPont or any of its Subsidiaries relating exclusively to, and required in the operation of, the DPC Business;

(x) all Transferred DPC Books and Records;

(xi) all Transferred IP Contracts;

(xii) the intercompany receivables, as of the Closing, for amounts due and owing solely among or between any of the Transferred DPC Companies and their Subsidiaries;

(xiii) any rights and claims of DuPont under any confidentiality agreement, to the extent related to the DPC Business, entered into by DuPont with third Persons regarding the Sale Process;

(xiv) the DPC IT Assets;

(xv) the Assets set forth on Section A(5) of the Seller’s Disclosure Schedule;

but in the case of each of the foregoing, excluding the Excluded Assets.

“DPC Business” shall mean, as comprised on or prior to the Closing Date, the businesses, activities and operations comprising the Performance Coatings business segment of DuPont, as reflected in the segment financial reporting contained in DuPont’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2009, 2010 and 2011, including such business, activities and operations in the DPC Field of Use. For the avoidance of doubt, the “DPC Business” shall exclude (i) each of the businesses, activities and operations (other than the DPC Business) of DuPont and its Affiliates reflected in DuPont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the digital printing and titanium dioxide businesses of DuPont and its Subsidiaries as conducted as of the Closing Date and (ii) the businesses, activities and operations of DuPont Powder Coatings Saudia Co. Ltd.

“DPC Confidential Information” shall have the meaning set forth in Section 5.12(a).

“DPC Customer Financing Program” shall have the meaning set forth in Section 5.8(c).

“DPC Field of Use” shall have the meaning set forth in Section 5.13(e).

“DPC Germany Pension Plan” shall mean collectively the portion of the following arrangements in each case that is applicable to either (A) a former Business Employee, provided that the Liabilities as of December 31, 2011 in relation to such former Business Employee were included in the audited combined balance sheet of the DPC Business as of December 31, 2011 contained in the Financial Statements or (B) a current Business Employee: (i) Shop Agreement No.G 14/88 Pension Scheme at DPD (“Pensionsordnung bei DPD”) signed 1988/05/06, (ii) Shop Agreement No. I/02 (“Neuordnung der bAV ab dem KJ 2002”) signed 2002/01/23 - containing “Constitution of Company Pension Scheme” (“Ordnung der betrieblichen Altersversorgung”) and “Constitution of additional Company Pension Scheme” (“Ordnung der zusätzlichen betrieblichen Altersversorgung”), executed by Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG, (iii) Pension Scheme of ICI (Europe) Fibres (“Versorgungsordnung der ICI (Europe) Fibres GmbH”) as of 1989/01/01, (iv) Pension Scheme of IDAC Automotive Coatings (“Versorgungsordnung IDAC Automobillacke GmbH & Co. KG”) as of 1992/01/01, (v) Shop Agreement signed 1996/12/18 - containing “Constitution of basic Company Pension Scheme” (“Ordnung der betrieblichen Grundversorgung”) and “Constitution of supplemental Company Pension Scheme” (“Ordnung der betrieblichen Zusatzversorgung”) as amended on 2002/01/01,executed by Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG, (vi) Shop Agreement No. IV/05 “Retirement and risk provision II” (“DuPont Alters- und Risikovorsorge II”) stipulated in Shop Agreement No. III/05 “Rearrangement of Company Pension Scheme” (“Neuordnung der betrieblichen Altersversorgung”), (vii) Retirement and risk provision I (“DuPont Alters- und Risikovorsorge I”), executed by Höchster Pensionskasse VVaG, (viii) “Pension Supplement Policy for Exempt Employees” (“Deferred Compensation Plan” or “Versorgungslohn”), and (ix) Shop Agreement No.G 40/96 Pension Scheme at DPD (“Pensionsordnung bei DPD”) signed 1996/09/20. For the avoidance of doubt, all references herein to “DPC Germany Pension Plan” shall be deemed to exclude any Liabilities in relation to (x) any employee who is not a Business Employee or (y) any former Business Employee with respect to whom the Liabilities as of

December 31, 2011 were not included in the audited combined balance sheet of the DPC Business as of December 31, 2011 contained in the Financial Statements, which Liabilities described in the foregoing clauses (x) and (y), in each case, shall be Retained Liabilities for all purposes hereunder, notwithstanding any provision of this Agreement or the Employee Matters Agreement to the contrary.

“DPC Indebtedness” shall mean any Indebtedness owed by a Transferred DPC Company or a Subsidiary thereof that is held by DuPont or a Retained Subsidiary on the Closing Date in connection with the Pre-Closing Restructuring Transactions.

“DPC Indebtedness Sellers” shall mean the Persons set forth on Exhibit CC, as such Exhibit may be amended by DuPont (provided that any entities included on such amended Exhibit are either DuPont or a Retained Subsidiary) prior to the Closing Date, or such other Retained Subsidiaries that own DPC Indebtedness as of the Closing Date.

“DPC Indemnitees” shall have the meaning set forth in Section 5.20(a).

“DPC Inventories” shall mean all inventory of raw materials, supplies and consumables, packaging material, work-in-progress or finished goods primarily used or primarily held for use in the operation and conduct of the DPC Business and owned by DuPont or any of its Subsidiaries (including the Transferred DPC Companies or any their Subsidiaries).

“DPC IT Assets” means all right, title and interest of DuPont, the other Sellers and their respective Affiliates (including the Transferred DPC Companies and their Subsidiaries) in (i) the IT Assets (other than Contracts and other than Assets identified in Section A(8) of the Seller’s Disclosure Schedule as Excluded Assets) that are exclusively used or exclusively held for use in the DPC Business as of the Closing and during the twelve (12) month period prior to the Closing (or for the life of such applicable IT Asset prior to the Closing, if such life span is less than twelve (12) months as of the Closing), and (ii) the IT Assets set forth on Section A(6) of the Seller’s Disclosure Schedule.

“DPC Joint Venture Sellers” shall mean the Persons set forth on Exhibit F, as such Exhibit may be amended by DuPont (provided that any entities included on such amended Exhibit are Wholly Owned Subsidiaries of DuPont) prior to the Closing Date.

“DPC Mexico” shall mean Du Pont Performance Coatings México, S. de R.L. de C.V. (formerly, Herberts México, S.A. de C.V.), a sociedad de responsabilidad limitada de capital variable.

“DPC Share Sellers” shall mean the Persons set forth on Exhibit G, as such Exhibit may be amended by DuPont to reflect any amendment to the Pre-Closing Restructuring Transactions in accordance with Section 5.17 (provided that any entities included on such amended Exhibit are Wholly Owned Subsidiaries of DuPont) prior to the Closing Date, or such other Retained Subsidiaries that own DPC Shares as of the Closing Date.

“DPC Shares” shall have the meaning set forth in Section 1.1(a).

“Due Date” shall have the meaning set forth in Section 6.3(c).

“DUK Fund” shall have the meaning set forth in Section 3.11(f).

“Dumexsa” shall mean Du Pont México, S.A. de C.V., a sociedad anónima de capital variable duly incorporated and validly existing under the laws of Mexico.

“DuPont” shall have the meaning set forth in the preamble.

“DuPont Action” shall have the meaning set forth in Section 5.26.

“DuPont Books and Records” shall mean the books and records, including all computerized books and records, of or owned by DuPont and its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries), other than the Transferred DPC Books and Records and any copies of or backup data files associated with the Transferred DPC Books and Records.

“DuPont Confidential Information” shall have the meaning set forth in Section 5.12(b).

“DuPont Guarantees” shall mean all obligations of DuPont or any of the Retained Subsidiaries under any Contract (other than the DuPont LCs) or other obligation in existence as of the Closing Date to the extent arising out of the DPC Business for which DuPont or any of the Retained Subsidiaries is or may be liable, as guarantor or for which DuPont or any of the Retained Subsidiaries is required to provide financial support in any form whatsoever or by reason of performance guarantees, including those obligations set forth on Section 5.17 of the Seller’s Disclosure Schedule, but in any case excluding (x) obligations under Shared Contracts and (y) obligations relating to indebtedness for borrowed money of DuPont and its Subsidiaries that is not an Assumed Liability.

“DuPont Indemnified Parties” shall have the meaning set forth in Section 8.4(b).

“DuPont LCs” shall have the meaning set forth in Section 5.8(d).

“DuPont Licensed IP” shall have the meaning set forth in the Intellectual Property Cross-License Agreement.

“EU Merger Regulations” shall mean European Union Council Regulation No. 139/2004 of January 20, 2004.

“Effective Time” shall have the meaning set forth in Section 2.2(a).

“Employee Benefit Plan” shall have the meaning set forth in Section 3.11(a).

“Employee Matters Agreement” means the Employee Matters Agreement in the form attached as Exhibit K.

“Encumbrance” shall mean any lien, encumbrance, claims, security interest, charge, mortgage, deed of trust, deed to secure debt, conditional sale agreement, option, pledge or restriction on transfer of title or voting of any nature whatsoever; provided that

“Encumbrance” shall not be deemed to include (i) in the case of securities and any other equity ownership interests, the restrictions imposed by federal, state and foreign securities laws and any security interest incurred pursuant to financings by DuPont or any Subsidiary thereof that will be released prior to the Closing at no cost to Buyer and (ii) in the case of the Transferred DPC Joint Venture Interests, any restrictions imposed by any applicable Joint Venture Agreement.

“Environmental Claim” shall mean any Action alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, medical monitoring or penalties) arising out of, based on or resulting from: (i) the presence, Release or threatened Release of any Hazardous Substance at any location; (ii) exposure to any Hazardous Substance; or (iii) circumstances forming the basis of any violation of any Environmental Laws or Environmental Permits.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or safety or the environment, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Authority relating to Environmental Laws or Hazardous Substances.

“Equipment” shall mean all equipment, fixtures, physical facilities, machinery, inventory, spare parts, supplies, tools and other tangible personal property but excluding any IT Assets.

“Equity Commitment Letter” shall have the meaning set forth in Section 4.5(a).

“Equity Financing” shall have the meaning set forth in Section 4.5(a).

“ERISA” shall have the meaning set forth in Section 3.11(a).

“ERISA Affiliate” shall have the meaning set forth in Section 3.11(a).

“Estimated Cash Amount” shall have the meaning set forth in Section 2.3(a).

“Estimated Indebtedness Amount” shall have the meaning set forth in Section 2.3(a).

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.3(a).

“Eversheds” shall have the meaning set forth in Section 5.23.

“Excess Cash” as of any date shall mean the aggregate amount of Cash Equivalents held by any Transferred DPC Company or any Subsidiary thereof or any Joint Venture or any Subsidiary thereof as of such date in excess of the Operating Cash Amount of such Transferred DPC Company or Subsidiary thereof or Joint Venture or Subsidiary thereof (provided that any such amounts held by a Joint Venture or its Subsidiary shall be pro rated in accordance with the applicable Joint Venture Percentage Interest).

“Excluded Assets” shall mean (i) all Assets constituting ownership interests in, or that are used or held for use in, the Excluded Businesses but are not Assets primarily used or primarily held for use in the DPC Business; (ii) all Cash Equivalents (except to the extent that Cash Equivalents are held by any of the Transferred DPC Companies or their Subsidiaries or any of the Joint Ventures or their Subsidiaries as of the Effective Time, in which case such Cash Equivalents are not “Excluded Assets” but shall be taken into account in determining the Cash Amount); (iii) all intercompany receivables, as of the Closing, for amounts due and owing solely among or between DuPont or any of the Retained Subsidiaries; (iv) with respect to the DPC Affiliates, all Tax losses and Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date, including interest thereon, whether or not the foregoing is derived from the DPC Business; (v) with respect to the DPC Affiliates, any deposit or similar advance payment with respect to Taxes; (vi) all current and prior insurance policies of DuPont or any of its Subsidiaries and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries; (vii) all legal and beneficial interest in the share capital or equity interests of Retained Subsidiaries; (viii) all rights of the Sellers under this Agreement and any documents delivered or received in connection herewith; (ix) all Retained IP; (x) all IT Assets of DuPont and its Subsidiaries (other than the DPC IT Assets); (xi) all Assets under or in any way attributable to Transferred Business Plans except to the extent otherwise specifically provided in the Employee Matters Agreement; (xii) all files (including all emails) relating to the Sale Process or any Action included in the Retained Liabilities, (xiii) all email accounts relating to the DPC Business, (xiv) all emails relating to the DPC Business (A) that are dated between the date that is one month prior to the date of this Agreement and the Closing Date and that relate to any matter that is the subject of a litigation or dispute between DuPont or any of its Subsidiaries, on the one hand, and Buyer or any of its Subsidiaries, on the other hand, or (B) that are dated earlier than the date that is one month prior to the date of this Agreement, (xv) any servers or hard drives that store information relating to, or otherwise used by, both the DPC Business and any Excluded Businesses, except to the extent information relating to any Excluded Business is or is contemplated to be deleted from such server or hard drive and (xvi) the Assets identified on Section A(8) of the Seller’s Disclosure Schedule.

“Excluded Businesses” shall mean all of the former, present or future businesses of DuPont and its Subsidiaries, other than the DPC Business. For the avoidance of doubt, the Excluded Business shall include all of (i) the businesses, activities and operations (other than the DPC Business) of DuPont and its Affiliates reflected in DuPont’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the digital printing and titanium dioxide businesses of DuPont and its Subsidiaries and (ii) the businesses, activities and operations of DuPont Powder Coatings Saudia Co. Ltd. and any actions taken by or at the direction of DuPont and its Affiliates with respect to DuPont Powder Coatings Saudia Co. Ltd. or any equity interest of DuPont Powder Coatings Saudia Co. Ltd.

“Excluded Shared Contracts” shall have the meaning set forth in Section 5.16(c).

“Existing DPC Actions” shall have the meaning set forth in Section 8.4(f)(iv).

“Experimental Station Lease” shall mean the Lease Agreement, substantially in the form of Exhibit W.

“Film-Forming” shall have the meaning set forth in Section 5.13(e).

“Final Adjustment Amount” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Cash Amount” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Determination” shall mean the final resolution of any Tax (or other Tax matter) for a taxable period that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise, including (i) by the expiration of a statute of limitations or a period for the filing of claims for refunds, amending Tax Returns, appealing from adverse determinations, or recovering any refund (including by offset), (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and non-appealable, (iii) by a closing agreement or an accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under laws of other jurisdictions, (iv) by execution of an Internal Revenue Service Form 870 or 870AD, or by a comparable form under the laws of other jurisdictions (excluding, however, with respect to a particular Tax Item for a particular taxable period any such form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the Tax Authority to assert a further deficiency with respect to such Tax Item for such period), or (v) by any allowance of a refund or credit, but only after the expiration of all periods during which such refund or credit may be recovered (including by way of offset).

“Final Indebtedness Amount” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Net Working Capital” shall have the meaning set forth in Section 2.3(b)(ii).

“Final Pension Funding Amount” shall have the meaning set forth in Section 2.4(b).

“Final Purchase Price” shall have the meaning set forth in Section 2.1.

“Financial Statements” shall have the meaning set forth in Section 3.5.

“Financing” shall have the meaning set forth in Section 4.5(a).

“Financing Commitments” shall have the meaning set forth in Section 4.5(a).

“Financing Sources” shall have the meaning set forth in Section 5.21(c).

“Financing Source Parties” shall mean the Financing Sources and any of their respective former, current, or future general or limited partners, direct or indirect shareholders or equityholders, managers, members, directors, officers, employees, Affiliates, representatives or agents or any former, current or future general or limited partner, direct or indirect shareholder or equityholder, manager, member, director, officer, employee, Affiliate, representative or agent of any of the foregoing.

“Foreign Benefit Plan” shall have the meaning set forth in Section 3.11(o).

“Foreign Company” shall have the meaning set forth in Section 3.10(m).

“Foreign Pension Plan” shall mean any pension benefit plan maintained by DuPont or its Affiliates (whether or not funded) in which any Non-US DPC Employees participate, as identified as a Foreign Pension Plan on Section 3.11(a) of the Seller’s Disclosure Schedule.

“Fort Madison Lease” shall mean the Ground Lease, substantially in the form of Exhibit V.

“FTC” shall have the meaning set forth in Section 3.4.

“Fundamental Representations” shall have the meaning set forth in Section 8.3.

“GAAP” shall mean United States generally accepted accounting principles as in effect on the date or for the period with respect to which such principles are applied (it being understood that all concepts of materiality shall be measured by reference to the DPC Business and not to DuPont and its Affiliates).

“Governmental Authority” shall mean any nation or government, any state, territorial, local, municipality or other political subdivision thereof and any entity, body, agency, tribunal, quasi-governmental entity, judicial or arbitral body, board, bureau, agency or instrumentality, commission or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.4.

“Guarantors” shall have the meaning set forth in Section 4.11.

“Hazardous Substance” shall mean any (a) substances defined, listed, classified or regulated as “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants”, “pollutants”, “wastes”, “radioactive materials”, “petroleum”, “oils”, or words of similar import under any Environmental Law, and (b) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“HPG Scheme” shall have the meaning set forth in Section 3.11(f).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” shall mean U.S. federal income Tax and any other income or franchise Tax imposed on or measured by net income.

“Incremental Escrow Costs” shall mean, in the event the proceeds of the high-yield financing portion of the Debt Financing are placed in escrow, the amount, if any, of (i) the accrued interest payable by Buyer on the aggregate principal amount of any proceeds of the high-yield financing portion of the Debt Financing minus (ii) any interest received by Buyer on the proceeds of the high-yield financing portion of the Debt Financing held in escrow, in each case, between (A) the later of (i) the date on which such proceeds are placed in escrow and (ii) February 1, 2013 and (B) the Closing Date or earlier termination of this Agreement.

“Incremental Term Loan Costs” shall mean the amount in U.S. dollars equal to, if the Closing shall occur or be scheduled more than 30 days following the DDTL Closing Date, (1) fifty percent (50%) of the product of (A) the aggregate principal amount of Dollar Tranche Term Loans available to be drawn on the Closing Date or earlier termination date of this Agreement and (B) a percentage per annum (assuming a 365-day year) equal to the Dollar Tranche Margin applicable to Adjusted LIBOR borrowings, which shall not exceed such Dollar Tranche Margin as of the DDTL Closing Date plus (2) fifty percent (50%) of the product of (A) the aggregate principal amount of Euro Tranche Term Loans available to be drawn on the Closing Date or earlier termination date of this Agreement and (B) a percentage per annum (assuming a 365-day year) equal to the Euro Tranche Margin applicable to Adjusted LIBOR borrowings, which shall not exceed such Euro Tranche Margin as of the DDTL Closing Date, in each case accrued for the period from the DDTL Closing Date through March 31, 2013 or earlier termination date of this Agreement (if the Closing shall occur or be scheduled to occur on April 1, 2013) or April 30, 2013 or earlier termination date of this Agreement (if the Closing shall occur or be scheduled to occur on May 1, 2013). Notwithstanding anything herein to the contrary, the Incremental Term Loan Costs shall be zero for the 30-day period following the DDTL Closing Date. Defined terms used in this definition shall have the meanings set forth in the Debt Commitment Letter in effect on the date hereof.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for borrowed money, whether secured or unsecured, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or Assets purchased by such Person, (d) all Indebtedness of others secured by any mortgage, lien, pledge, or other Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (e) all lease obligations of such Person which are required to be capitalized in accordance with GAAP, (f) breakage costs associated with interest rate or currency obligations, including swaps, hedges or similar agreements, solely to the extent provided for in the Closing Balance Sheet Principles, (g) obligations evidenced by letters of credit, surety bonds, bank guarantees and similar instruments (solely to the extent drawn), (h) obligations in respect of accrued but unpaid dividends and (i) guarantees of any such indebtedness of any other Person.

“Indebtedness Amount” shall mean, without duplication, (i) all Indebtedness of the Transferred DPC Companies and their respective Subsidiaries and all other Indebtedness included in the Assumed Liabilities, in each case, determined on a combined basis in accordance with the Closing Balance Sheet Principles plus (ii) the Joint Venture Indebtedness Amount, in each case, including the aggregate principal amount thereof, the aggregate amount of any accrued but unpaid interest thereon and, to the extent prepaid within thirty (30) days following the Closing Date, any prepayment, penalties or other similar amounts payable in connection with the repayment thereof in full (excluding indebtedness for borrowed money owed by a Transferred DPC Company or any of its Subsidiaries to another Transferred DPC Company or any of its Subsidiaries). For the avoidance of doubt, the Indebtedness Amount shall not include any amount that is included in Net Working Capital of the DPC Business or Pension Liabilities or any Liability for which none of Buyer, the Transferred DPC Companies and their respective Subsidiaries is responsible or liable following the Closing after giving effect to the Sale.

“Indemnified Party” shall have the meaning set forth in Section 8.4(f)(i).

“Indemnifying Party” shall have the meaning set forth in Section 8.4(f)(i).

“Independent Actuary” shall have the meaning set forth in Section 2.5(b)(iii).

“Industrial Equipment” shall have the meaning set forth in Section 5.13(e).

“Information” shall have the meaning set forth in Section 5.9.

“Intellectual Property” shall mean all (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), (iv) trade secrets and all other confidential or proprietary information, know-how, inventions, processes, formulae, models, and methodologies (excluding, for the avoidance of doubt, Patents) (“Know-How”) and (v) all applications and registrations for the foregoing.

“Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement, substantially in the form attached as Exhibit J.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant in this Agreement, an action or omission (including a failure to cure circumstances) taken or omitted to be taken on or after the date hereof that the breaching Person intentionally takes (or fails to take) and knows (or should reasonably have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“Interim Financial Statements” shall have the meaning set forth in Section 3.5.

“Investors” shall have the meaning set forth in Section 4.5(a).

“IP Assignment Agreements” means the Intellectual Property assignment agreements, substantially in the form attached as Exhibit I.

“IP Contracts” means Contracts in which (i) the receiving or granting or limiting of rights in or to any Intellectual Property, or (ii) confidentiality of any Intellectual Property is material to the subject matter of the Contract.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“IT Administrative Services Agreement” shall mean the IT Administrative Services Agreement, substantially in the form of Exhibit O.

“IT Asset License Agreement” shall mean the IT Asset License Agreement, substantially in the form of Exhibit S.

“IT Assets” means all software, computer systems, databases, data rights and documentation, reference and resource materials relating thereto, radio licenses, Internet domain names, all Contracts and Contract rights associated with any of the foregoing (including software license agreements, source code escrow agreements, support and maintenance agreements, electronic database access contracts, website hosting agreements, software or website development agreements, outsourcing agreements, service provider agreements, interconnection agreements, governmental permits, radio licenses and telecommunications agreements).

“Joint Action” shall have the meaning set forth in Section 5.26.

“Joint Venture Agreements” shall mean all Contracts relating to governance or rights of partners with respect to any Joint Venture to which DuPont or any of its Subsidiaries, on the one hand, and such Joint Venture or any of its other joint venture partners, on the other hand, is a party or bound.

“Joint Venture Cash Amount” shall mean the aggregate amount of Cash Equivalents of the Consolidated Joint Ventures and their Subsidiaries, but only to the extent of DuPont’s or its Subsidiaries’ pro rata share (based on, as of the Effective Time, DuPont’s or its Subsidiaries’ percentage (direct or indirect (without duplication)) equity ownership as of the Effective Time of the applicable Consolidated Joint Venture) of such Cash Equivalents as of the Effective Time.

“Joint Venture Employee” shall mean each Business Employee employed by a Joint Venture or one of its Subsidiaries immediately before the Closing.

“Joint Venture Indebtedness Amount” shall mean, without duplication, the aggregate amount of Indebtedness of the Consolidated Joint Ventures and their Subsidiaries, but only to the extent of DuPont’s or its Subsidiaries’ pro rata share (based on, as of the Effective Time, DuPont’s or its Subsidiaries’ percentage (direct or indirect (without duplication)) equity ownership as of the Effective Time of the applicable Consolidated Joint Venture) of such Indebtedness as of the Effective Time.

“Joint Venture Interests” shall mean the shares of capital stock and other equity interests of each of the Joint Ventures that are owned directly by DuPont or an Affiliate thereof.

“Joint Venture Percentage Interest” shall mean (i) with respect to any Joint Venture, the percentage (expressed as a decimal rounded to the nearest hundredth) of the capital stock or other equity interests of such Joint Venture owned by DuPont or an Affiliate thereof, and (ii) with respect to any Subsidiary of a Joint Venture, the Joint Venture Percentage Interest of such Joint Venture multiplied by the percentage of the capital stock or other equity interests of such Subsidiary owned by such Joint Venture (expressed as a decimal rounded to the nearest hundredth).

“Joint Venture Purchased Interests” shall have the meaning set forth in Section 5.19(d).

“Joint Ventures” shall mean the entities set forth on Section A(9) of the Seller’s Disclosure Schedule as DuPont shall update such schedule prior to Closing to reflect any amendment to the Pre-Closing Restructuring Transactions in accordance with Section 5.17.

“Key Customer” shall mean the ten (10) most significant customers of the DPC Business, based on dollar sales volumes of the DPC Business during the twelve (12) month period ended December 31, 2011.

“Key Supplier” shall mean the ten (10) most significant suppliers of the DPC Business, based on amounts invoiced during the twelve (12) month period ended December 31, 2011.

“Knowledge” shall mean, with respect to DuPont, the actual knowledge of any of the persons listed on Section A(12) of the Seller’s Disclosure Schedule.

“Law” shall mean any law, statute (including the Code), ordinance, rule, regulation, order, writ, judgment, injunction (preliminary or permanent), decree, stipulation, award or any settlement agreement of or with any Governmental Authority.

“Leased Real Property” shall mean the real property leased or subleased by one of the Transferred DPC Companies or a Subsidiary thereof or a DPC Affiliate (in respect of the DPC Business) pursuant to a Lease as set forth on Section A(13) of the Seller’s Disclosure Schedule (as such schedule may be updated by DuPont prior to the Closing in connection with the Pre-Closing Restructuring Transactions with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed)), together with, to the extent also owned or leased by one of the Transferred DPC Companies or a Subsidiary thereof or a DPC Affiliate (in respect of the DPC Business), all improvements located thereon.

“Leases” shall mean all leases and subleases, pursuant to which any Transferred DPC Company or a Subsidiary thereof or a DPC Affiliate (in respect of the DPC Business) has a leasehold interest in Assets.

“Liabilities” shall mean any and all Indebtedness, liabilities and obligations, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including, but not limited to, those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Limited Guarantees” shall have the meaning set forth in Section 4.11.

“Local Asset Transfer Agreements” shall mean, collectively, the local asset transfer agreements and related agreements (including the Mexican Business Lease) and the Schedules and Exhibits thereto entered into in connection with the Pre-Closing Restructuring Transactions, which agreements, are set forth on Section A(14) of the Seller’s Disclosure Schedule; provided, however, that upon the execution (which execution may be after the date of this Agreement, but prior to the Closing) of any additional agreements in connection with the global restructuring of the DPC Business by DuPont and its Subsidiaries, in all material respects in the applicable form attached as Exhibit L or otherwise executed in compliance with this Agreement (including Section 5.17), such agreement and the Schedules and Exhibits thereto shall be deemed to be a Local Asset Transfer Agreement.

“Local Purchase Agreement” shall mean the several Local Purchase Agreements and the Schedules and Exhibits thereto to be entered into by those Sellers set forth in Section A(15)(a) of the Seller’s Disclosure Schedule, on the one hand, and Buyer, on the other hand, providing for the sale, conveyance, assignment, assumption, transfer, delivery and, as applicable, the license, sublicense, lease or sublease, of certain DPC Shares, Minority Investment Interests, Transferred DPC Joint Venture Interests and Assumed Liabilities in the jurisdictions set forth in Section A(15)(b) of the Seller’s Disclosure Schedule, substantially in the forms attached as Exhibit H.

“Losses” shall mean any and all damages, losses, liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs, Taxes and expenses (including the reasonable costs and expenses of attorneys incurred in the defense thereof), but excluding consequential damages, special damages, incidental damages (other than arising by reason of or resulting from efforts to mitigate Losses), indirect or punitive damages (other than such damages awarded to any third party against an Indemnified Party).

“Marketing Period” shall have the meaning set forth in Section 5.21(c).

“Material Adverse Effect” shall mean any change, event, circumstance, development or effect that, individually or in the aggregate with other changes, events, circumstances, developments or effects, (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the DPC Business, taken as a whole, or (b) has materially impaired or materially delayed, or would reasonably be expected to materially impair or materially delay, the ability of the Sellers to consummate the transactions contemplated by this Agreement, other than, in each case, to the extent any change, event, circumstance, development or effect that results from, arises out of or is related to (i) general economic conditions (including changes in (A) financial or market conditions, (B) currency exchange rates, (C) prevailing interest rates or credit markets or (D) the price of commodities or raw materials used in the DPC Business) (except to the extent the DPC Business is materially disproportionately adversely affected by such conditions relative to other participants in industries in which the DPC Business operates (in respect of the business conducted by them in such industries)), (ii) local, regional, national or international conditions in any of the industries or markets in which the DPC Business is conducted (except to the extent the DPC Business is materially disproportionately adversely affected by such conditions relative to other participants in industries in which the DPC Business operates (in respect of the business conducted by them in such industries)), (iii) changes in Law or GAAP or the interpretations thereof (except to the extent the DPC Business is materially disproportionately adversely affected by such changes relative to other participants in industries in which the DPC Business operates (in respect of the business conducted by them in such industries)), (iv) the Excluded Assets or Retained Liabilities, (v) acts of God or other calamities, national or international political or social conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack (except to the extent the DPC Business is materially disproportionately adversely affected by such acts, calamities or conditions relative to other participants in industries in which the DPC Business operates (in respect of the business conducted by them in such industries)), (vi) (A) any actions taken or required to be taken by DuPont, Buyer or any of their Affiliates in connection with the obligations of the parties in Section 5.3 or (B) any actions taken, or failures to take action, or such other changes or events, in each case, to which Buyer has consented or the failure to take actions specified in Section 5.1 due to Buyer’s failure to consent thereto following the request of DuPont, (viii) any failure to meet internal projections relating to the DPC Business or changes in credit ratings (it being understood that the underlying causes of the failure to meet such projections shall be taken into account in determining whether a Material Adverse Effect has occurred, unless such causes are otherwise excepted under this paragraph), or (ix) the announcement or pendency of, or the taking of any action contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the DPC Business and including the impact of any of the foregoing on relationships with customers, suppliers, lenders, officers, employees or regulators and any suit, action or proceeding arising therefrom or in connection therewith.

“Material Contracts” shall have the meaning set forth in Section 3.17.

“Mexican Business Lease” shall mean the Business Lease Agreement, in the form attached as Exhibit Z, as may be amended in order to be consistent with the provisions of this Agreement and the execution of which shall be subject to the reasonable approval of Buyer and DuPont.

“Minority Investment Interests” shall mean the shares of capital stock (or other equity interests) in the entities set forth on Section A(16) of the Seller’s Disclosure Schedule held by the DPC Share Sellers as DuPont shall update such schedule prior to Closing to reflect any amendment to the Pre-Closing Restructuring Transactions in accordance with Section 5.17.

“Net Working Capital of the DPC Business” shall mean (i) the combined current assets of the Transferred DPC Companies and their respective Subsidiaries as of the Effective

Time, other than (A) Cash Equivalents, (B) the Excluded Assets, (C) assets of or relating to any pension plans, (D) deferred Tax assets, (E) intercompany receivables owed by DuPont or a Retained Subsidiary that are terminated at or prior to the Closing, (F) Tax assets attributable to Income Taxes, and (G) Tax Items attributable to Restructuring VAT, minus (ii) the combined current liabilities of the Transferred DPC Companies and their respective Subsidiaries as of the Effective Time (including any Assumed Liabilities that are current Liabilities) other than (A) Indebtedness, (B) the Retained Liabilities (other than any Retained Liabilities that are Taxes of the Transferred DPC Companies and their Subsidiaries), (C) Pension Liabilities, (D) Income Tax liabilities of any of the Transferred DPC Companies and their Subsidiaries, (E) Restructuring VAT, (F) deferred Tax liabilities and (G) intercompany payables owed to DuPont or a Retained Subsidiary that are repaid or otherwise terminated at or prior to the Closing, in each case as calculated using the Closing Balance Sheet Principles.

“Non-Film Forming” shall have the meaning set forth in Section 5.13(e).

“Non-Material Antitrust Approval” shall mean, other than Required Antitrust Approvals, (i) the filings, consents and approvals under the Regulatory Laws of South Africa, if the parties receive written confirmation from the Competition Commission of South Africa that it is not a violation of the applicable Regulatory Law of the Republic of South Africa to consummate the transactions contemplated hereby without transferring control of DuPont Freeworld (Pty), Ltd. as contemplated by Section 5.3(c), and (ii) any other filing, consent and approval under Regulatory Laws the failure of which to make such filing or obtain such approval or consent would not (x) expose DuPont or any of its Subsidiaries (or any of their respective officers, directors or employees), on the one hand, or Buyer or any of its Subsidiaries (including the Transferred DPC Companies and their Subsidiaries following the Closing) (or any of their respective officers, directors or employees), on the other hand, to criminal charges or (y) constitute a permanent global bar on consummating the transactions contemplated hereby and by the Local Purchase Agreements pursuant to the applicable Regulatory Laws of such jurisdiction.

“Non-Transferable Permits” means the Permits or Environmental Permits which, by their terms or by applicable Law may not be transferred to third parties, including Buyer or any of its Subsidiaries.

“Non-US DPC Employee” shall mean each Business Employee employed outside the United States immediately before the Closing (other than any Business Employee who rejects an offer of employment from a Transferred DPC Company or Subsidiary thereof or otherwise refuses or resists any applicable transfer of employment to a Transferred DPC Company or Subsidiary thereof) and, in respect of the HPG Scheme, the DPC Germany Pension Plan or any pension benefit plan maintained in Austria, each other current or former employee of the DPC Business eligible for benefits under such arrangement.

“Offer Employee” shall mean each Current Business Employee who is not a Transferred DPC Company Employee or Joint Venture Employee.

“Office Space Sublease” shall mean the sublease in the form attached hereto as Exhibit DD.

“Operating Cash Amount” shall mean, with respect to any Transferred DPC Company or Subsidiary thereof or Joint Venture or Subsidiary thereof, the amount set forth opposite the name of such entity on Section A(30) of the Seller’s Disclosure Schedule.

“Other Surfaces” shall have the meaning set forth in Section 5.13(e).

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Owned Real Property” shall mean the real property owned by the Transferred DPC Companies, their Subsidiaries or the DPC Affiliates (in respect of the DPC Business) set forth on Section A(19) of the Seller’s Disclosure Schedule, together with all improvements located thereon.

“Payor” shall have the meaning set forth in Section 6.3(c).

“Permits” shall have the meaning set forth in Section 3.7.

“Pension Asset Amount” shall have the meaning set forth in Section 2.4(a).

“Pensions Assets” shall have the meaning set forth in Section 2.4(a).

“Pension Liabilities” shall have the meaning set forth in Section 2.4(a).

“Permitted Distribution” as of any date shall mean a distribution as of such date of Excess Cash held by any Transferred DPC Company, any Subsidiary thereof or any Joint Venture or any Subsidiary of a Joint Venture (other than by (A) intercompany loan or advance or other transaction that results in the creation of an intercompany receivable, except to the extent such intercompany loan or advance is made as part of the Pre-Closing Restructuring Transactions and is permitted under Section 5.17 of the Seller’s Disclosure Schedule (as it may be amended pursuant to this Agreement prior to the Effective Time or repayment of any intercompany loan not permitted by this Agreement) or (B) payment or repayment of any intercompany Indebtedness or receivable, which payment or repayment that, if made between the date hereof and the Closing would not be permitted under this Agreement without the consent of Buyer) to Buyer or any Subsidiary of Buyer that, as of such date, (i) could be made in compliance with Law and other legal restriction contained in any applicable organizational document or Contract (other than any Contract entered into by Buyer or its Subsidiaries (including any Contract entered into following the Closing by the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries (or entered into at Closing at the direction of Buyer )) and (ii) in the case of Excess Cash distributable to any Subsidiary of Buyer, when added to the amount of Excess Cash, without duplication, otherwise so distributable to such Subsidiary by all other Transferred DPC Companies and Subsidiaries thereof and all Joint Ventures and Subsidiaries thereof, would not exceed such Subsidiary’s Available Usage Amount. For the purpose of this definition, the Transferred DPC Companies and their Subsidiaries shall be considered Subsidiaries of Buyer.

“Permitted Encumbrances” shall mean:

(a) Encumbrances identified on Section A(20) of the Seller’s Disclosure Schedule or specifically identified on the latest balance sheet included in the Audited Financial Statements (including in the notes thereto);

(b) all Encumbrances approved in writing by Buyer;

(c) easements, rights-of-way, servitudes, permits, and other rights, conditions, covenants or other restrictions affecting title to real property; and easements for streets, alleys, highways, telephone lines, power lines and railways, and all matters of record, over or in respect of any Real Property, in each case, which do not, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the DPC Business;

(d) Encumbrances for Taxes, assessments, or other governmental charges not yet due or payable or that are being contested in good faith by appropriate proceedings and for which an adequate reserve has been established and reflected in accordance with GAAP on the latest balance sheet included in the Financial Statements;

(e) any materialman’s, mechanics’, repairman’s, employees’, contractors’, operators’, landlord’s or other similar liens arising in the ordinary course of business that are not yet due and payable or that are being contested in good faith by appropriate proceedings;

(f) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business;

(g) licenses of or other grants of rights to use Intellectual Property;

(h) all Encumbrances incurred in the ordinary course of business encumbering the Assets that individually or in the aggregate are not such as to materially and adversely interfere with the operation or use of any Asset in the DPC Business as currently conducted or materially impair the value of any such Asset;

(i) Encumbrances that have been placed by any developer, landlord or other third party on property over which any Transferred DPC Company or a Subsidiary thereof has easement rights or on any Leased Real Property and subordination or similar agreements relating thereto, in each case, which do not, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the DPC Business;

(j) all matters that an accurate survey or inspection would disclose, in each case, which do not, individually or in the aggregate, materially impair the occupancy or use of the Real Property for the purposes for which it is currently used in connection with the DPC Business;

(k) deed restrictions limiting the use of Real Property to commercial, industrial non-residential uses; and

(l) any restrictions imposed on the use of the Real Property imposed by Governmental Authorities as part of environmental Cleanup which do not, individually or in the aggregate, materially impair the occupancy, use or value of the Real Property for the purposes for which it is currently used in connection with the DPC Business.

“Person” shall mean any individual, corporation, limited liability company, partnership, trust or other entity.

“Plant Expansion Activities” shall have the meaning set forth in Section 8.4.(j)(ii).

“Plant Shutdown Activities” shall have the meaning set forth in Section 8.4.(j)(ii).

“Plant Shutdown or Expansion Costs” shall have the meaning set forth in Section 8.4.(j)(ii).

“Post-Closing Adjustment” shall have the meaning set forth in Section 2.3(c).

“Post-Closing Tax Period” shall have the meaning set forth in Section 6.1(b).

“Potter Anderson” shall have the meaning set forth in Section 5.23.

“Pre-Closing Environmental Basket” shall have the meaning set forth in Section 8.4(h).

“Pre-Closing Environmental Liabilities” shall mean any Liabilities, Losses and Cleanup costs pursuant to Environmental Laws (other than Retained Environmental Liabilities, Retained Liabilities and Third Party Toxic Tort Liabilities), arising out of, based on, or resulting from (i) the Release of Hazardous Substances on or prior to the Closing Date associated with the DPC Business or the Transferred DPC Companies or their Subsidiaries, and operations thereof, including in, on, under or from any Real Property and (ii) the failure on or prior to the Closing Date of the DPC Business, the Real Properties, or the Transferred DPC Companies or their Subsidiaries to be in compliance with any applicable Environmental Laws or Environmental Permits.

“Pre-Closing Restructuring Transactions” shall have the meaning set forth in Section 5.17.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 6.1(a).

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.3(b)(i).

“Preliminary Closing Balance Sheet” shall mean an unaudited combined balance sheet of the DPC Business as of the Effective Time (excluding the Excluded Assets, the Retained Liabilities, assets and liabilities in respect of Taxes and intercompany payables owed to, and intercompany receivables owed by, DuPont or a Retained Subsidiary that are terminated at or prior to the Closing).

“Preliminary Closing Pension Funding Amount” shall have the meaning set forth in Section 2.4(a).

“Preliminary Closing Pension Funding Statement” shall have the meaning set forth in Section 2.4(a).

“Preliminary Purchase Price” shall equal the Purchase Price (i) plus, if the Estimated Net Working Capital exceeds the Reference Net Working Capital, an amount equal to such excess, (ii) minus, if the Reference Net Working Capital exceeds the Estimated Net Working Capital, an amount equal to such excess, (iii) plus, the Estimated Cash Amount, and (iv) minus, the Estimated Indebtedness Amount.

“Preparer” shall have the meaning set forth in Section 6.3(c).

“Privilege” shall mean all privileges that may be asserted under applicable Law including privileges arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges).

“Product” shall have the meaning set forth in Section 5.13(e).

“Prohibited Activities” shall have the meaning set forth in Section 5.13(b).

“Purchase Price” shall mean $4,900,000,000.

“Purchase Price Allocation” shall have the meaning set forth in Section 2.5(a).

“Real Property” shall mean, collectively, the Leased Real Property and the Owned Real Property.

“Real Property Transfer” shall have the meaning set forth in Section 1.2.

“Recipient” shall have the meaning set forth in Section 6.4(a).

“Reference Net Working Capital” shall mean $891,000,000.

“Reference Net Working Capital Statement” shall mean the statement of Net Working Capital attached hereto as Exhibit B.

“Reference Pension Funding Amount” shall mean $253,000,000.

“Regulatory Law” shall mean the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, the EU Merger Regulations and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, or (b) protect the national security or the national economy of any nation.

“Related Agreements” shall mean the Employee Matters Agreement, the Local Purchase Agreements, the Intellectual Property Cross-License Agreement, the IP Assignment Agreements, the Trademark License Agreement, the IT Asset License Agreement, the Administrative Services Agreements, the IT Administrative Services Agreements, the Reverse Administrative Services Agreements, the Reverse IT Administrative Services Agreement, the Site Services Agreements, the Tolling Agreement, the Supply Agreements, the Fort Madison Ground Lease, the Experimental Station Lease, the Sales Representation Side Letter, and the respective Exhibits and Schedules thereto, including any certificate or document delivered in connection therewith.

“Relevant Transfer” shall have the meaning set forth in Section 3.19(d).

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Remediation Standard” shall mean (i) a numerical standard that defines the concentrations of Hazardous Substances that may be permitted pursuant to Environmental Law to remain in any environmental media following a Cleanup; or (ii) an approach (engineering, operational or otherwise) used to correct a non-compliant condition pursuant to Environmental Law.

“Representative” shall mean, with respect to any Person, each of such Person’s directors, officers, employees, representatives, attorneys, accountants, advisors and agents.

“Required Amount” shall have the meaning set forth in Section 4.5(b).

“Required Antitrust Approvals” shall mean (i) any required filings, consents and approvals pursuant to the HSR Act and the EC Merger Regulations, (ii) any required filings, consents and approvals under Regulatory Laws as set forth on Section A(29) of the Seller’s Disclosure Schedule and (iii) any other filings, consents or approvals under Regulatory Laws the failure of which to make such filing or obtain such approval or consent would have the effect set forth in clause (x) or (y) of the definition of “Non-Material Antitrust Approval.”

“Required Financing Information” shall mean (A) all financial statements and financial and other data regarding the DPC Business and the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act (other than Rules 3-09, 3-10 or 3-16 of Regulation S-X) for registered offerings of debt securities, and of the type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes (including pro forma financial information for historical periods), it being understood that Buyer shall be responsible for any post-Closing cost savings, synergies, capitalization, ownership or other pro forma adjustments (including in relation to the Financing), desired to be incorporated into any information used in connection with the Debt Financing or Alternative Financing; and (B) such other financial statements and financial and other data regarding the DPC Business and the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries required by Section 9 of Exhibit D to the Debt Financing Commitments (and such other information and data regarding the DPC Business and the Transferred DPC Companies and their respective Subsidiaries as are otherwise reasonably necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in the foregoing clause (A) (including customary “negative assurance” comfort) from the independent auditors of the DPC Business, the Transferred DPC Companies and their respective Subsidiaries (including drafts of such “comfort” letters which such auditors are prepared to issue upon completion of customary procedures, each in form and substance customary for high-yield securities offerings).

“Restructuring VAT” shall mean any VAT arising directly from (i) the Mexican Asset Transfer, (ii) the Closing including transactions pursuant to the Local Purchase Agreements, or (iii) the Pre-Closing Restructuring Transactions. For purposes of determining the amount of any Tax Items relating to Restructuring VAT arising from the Pre-Closing Restructuring Transactions as of the Closing Date (and the amount of refunds and other benefits of any payment of Restructuring VAT that has already been received or otherwise utilized prior to the Closing Date), the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries shall be deemed to have utilized the benefits of a payment of Restructuring VAT in advance of the utilization of benefits attributable to other payments of VAT.

“Retained IP” shall mean (i) the Retained Names, (ii) the Know-How included in those documents set forth on Section A(21) of the Seller’s Disclosure Schedule, (iii) all Intellectual Property other than DPC IP, and (iv) all IP Contracts other than Transferred IP Contracts.

“Retained Environmental Liabilities” shall mean any (i) Liabilities, Losses and Cleanup costs arising under Environmental Laws, to the extent based on, or resulting from the disposal of any Hazardous Substances prior to Closing at a third party offsite location from any property owned or operated by DuPont, its Subsidiaries or the DPC Business; (ii) Liabilities, Losses and Cleanup costs arising under Environmental Laws in relation to any property or facility owned or operated by DPC Business prior to the Closing that is not within the definition of Real Property; (iii) Liabilities, Losses and Cleanup costs arising under Environmental Laws in relation to any property or facility owned or operated by, the Excluded Businesses (including any Release of Hazardous Substances by the Excluded Businesses at the Shared Facilities), except for any such costs arising from any Release of Hazardous Substances by the DPC Business at the Shared Facilities, whether before or after the Closing Date; and (iv) the Specified Environmental Liabilities.

“Retained Liabilities” shall mean any and all Liabilities, whether arising before, on or after the Closing Date, of DuPont, its Subsidiaries, the Transferred DPC Companies or any of their respective predecessor companies or businesses, or any of their Affiliates, Subsidiaries or divisions, to the extent the same results from or arises out of the present, past or future operations or conduct of the Excluded Businesses or the use or ownership by DuPont or its Subsidiaries of the Excluded Assets, except to the extent such operations, conduct, use or ownership of the Excluded Businesses results from or arises out of the conduct of the DPC Business; provided, however, that “Retained Liabilities” shall include any and all Liabilities of any predecessor companies and businesses of the Transferred DPC Companies and their Subsidiaries that (x) were transferred to DuPont or any of the Retained Subsidiaries prior to the date of this Agreement and (y) are operated by DuPont or any of the Retained Subsidiaries as of immediately following the Closing. “Retained Liabilities” shall also include the following: (i) all Liabilities for Taxes for which DuPont or any Seller is liable pursuant to Article VI, or except as provided in Article VI, applicable law, (ii) all Liabilities assumed by, retained by or agreed to be performed by DuPont or any of the Retained Subsidiaries pursuant to any of the Related Agreements or any Local Asset Transfer Agreements, (iii) all Retained Environmental Liabilities and (iv) the Liabilities set forth on Section A(23) of the Seller’s Disclosure Schedule.

“Retained Names” shall mean the names and marks set forth in Section 5.7 of the Seller’s Disclosure Schedule, and any Trademarks containing or comprising any of such names or marks, including any Trademarks derivative thereof or confusingly similar thereto, or any telephone numbers or other alphanumeric addresses or mnemonics containing any of such names or marks.

“Reverse Administrative Services Agreement” shall mean the Reverse Administrative Services Agreement, substantially in the form of Exhibit P.

“Reverse IT Administrative Services Agreement” shall mean the Reverse IT Administrative Services Agreement, substantially in the form of Exhibit Q.

“Retained Subsidiary” shall mean any Subsidiary of DuPont (including, for the avoidance of doubt, DuPont Powder Coatings Saudia Co. Ltd.), other than the Transferred DPC Companies and their Subsidiaries.

“Reverse SLA” shall have the meaning set forth in Section 5.17(c)(v).

“Reverse Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Review Period” shall have the meaning set forth in Section 2.3(b)(ii).

“Sale” shall have the meaning set forth in Section 2.1 hereof.

“Sale Process” means all matters, whether occurring before or after the date of this Agreement, relating to the sale of the DPC Business and all activities in connection therewith, including matters relating to (i) the solicitation of proposals from third parties in connection with the sale of the DPC Business or (ii) the drafting, negotiation or interpretation of any of the provisions of this Agreement, the Related Agreements, the Local Purchase Agreements or the Local Asset Transfer Agreements, or the determination of the allocation of any Assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

“Sales Representative Side Letter” shall mean the side letter relating to the Sales Representation Agreement and exhibit thereto, substantially in the form of Exhibit AA.

“Shared Facility” shall mean a real property that is owned, leased, or operated by Seller and /or its Affiliates before the Closing, a portion of which is conveyed by deed, lease, or license to Buyer and/or its affiliates pursuant to this Agreement by Seller.

“Schedules” shall mean the Buyer’s Disclosure Schedule and the Seller’s Disclosure Schedule.

“Section 75 Debt” shall have the meaning set forth in Section 3.11(f).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Sellers” shall mean the DPC Share Sellers and the DPC Joint Venture Sellers.

“Seller’s Disclosure Schedule” shall mean the disclosure schedule that DuPont has delivered to Buyer as of the date of this Agreement.

“Services Agreements” shall mean those Related Agreements set forth on Section A(24) of the Seller’s Disclosure Schedule.

“Shared Contracts” shall mean any Contract, sales order, purchase order, instrument or other commitment, obligation or arrangement entered into prior to the Closing which are between DuPont or any of its Subsidiaries (or, after the Closing, DuPont or Buyer or any of their respective Subsidiaries), on the one hand, and one or more third parties, on the other hand (regardless of whether such Contracts constitute DPC Assets), that directly benefit both (x) the Excluded Businesses and (y) the DPC Business.

“Shared Contractual Liabilities” shall mean Liabilities in respect of Shared Contracts.

“Site Services Agreement” shall mean the Site Services Agreement, substantially in the form of Exhibit R.

“Skadden” shall have the meaning set forth in Section 5.23.

“SLAs” shall have the meaning set forth in Section 5.17(c)(ii).

“Solvent” shall mean, with respect to any Person, that (i) the fair saleable value (determined on a going concern basis) of the consolidated assets of such Person and its Subsidiaries is, on the date of determination, greater than the total amount of consolidated Liabilities of such Person and its Subsidiaries as of such date, (ii) such Person and its Subsidiaries, on a consolidated basis, are able to pay all Liabilities of such Person and its Subsidiaries as such Liabilities mature and (iii) such Person and its Subsidiaries, on a consolidated basis, shall have adequate capital for conducting the business theretofore or proposed to be conducted by such Person and its Subsidiaries. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured Liability.

“Specified Environmental Liabilities” shall mean the Liabilities set forth on Section A(28) of the Seller’s Disclosure Schedule.

“Specified Real Property” shall mean the Owned Real Property set forth on Section A(25) of the Seller’s Disclosure Schedule.

“Specified Foreign Companies” shall mean DuPont Performance Coatings (Changchun) Company Limited, DuPont Performance Coating NewCo Ecuador, PT DP Powder Coating Indonesia, PT DP Power Coating Malaysia and DuPont Tangier.

“Sponsor Parties” shall have the meaning set forth in Section 5.3(a).

“Straddle Period” shall have the meaning set forth in Section 6.2(b).

“Subsidiary” of a Person shall mean a corporation, partnership, joint venture, association, limited liability company or other entity of which such Person (i) owns, directly or indirectly, more than 50% of the outstanding voting stock or other ownership interests or (ii) is the sole general partner or managing member. For purposes of this Agreement, (i) the Joint Ventures and their Subsidiaries shall not be deemed to be Subsidiaries of DuPont or Buyer or any of their respective Subsidiaries and (ii) DuPont Powder Coatings Saudia Co. Ltd. shall not be deemed to be a Subsidiary of Buyer or any of the Transferred DPC Companies.

“Supply Agreements” shall mean the Global Supply Agreement for Titanium Dioxide and the Performance Coatings Materials Master Agreement (together with the Contract Supplements attached thereto), in the form attached hereto as Exhibit U.

“Tax Audit” shall have the meaning set forth in Section 6.4(a) hereof.

“Tax Authority” shall mean a Governmental Authority or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Taxes” shall mean (x) any charges, fees, levies, imposts, duties, or other assessments of a similar nature, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, wage withholding, employment, workers compensation, business occupation, occupation, premiums, environmental, estimated, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, real estate, value added, business license, custom duties, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any Tax Authority including any interest, additions to tax, or penalties applicable or related thereto, (y) Liability for the payment of any amounts of the type described in clause (x) as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or other group under applicable Law including liability from being a member of a German tax unity (Organschaft) and (z) Liability for the payment of any amounts as a result of being party to any Tax Sharing Agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y).

“Tax Item” shall mean any item of income, gain, loss, deduction or credit, or other attribute that may have the effect of increasing or decreasing any Tax.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Tax Sharing Agreement” shall mean any existing agreement or arrangement (whether or not written) binding any of the Transferred DPC Companies or a Subsidiary thereof that provide for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit.

“Third Party Claim” shall mean any Action brought, asserted or commenced by any Person, other than by a DuPont Indemnified Party or a Buyer Indemnified Party, against any DuPont Indemnified Party or Buyer Indemnified Party.

“Third Party Toxic Tort Liability” shall mean any Liabilities arising from any Action initiated by an Person or group of Person seeking monetary damages or other equitable relief for personal injury or property damages resulting from the exposure to Hazardous Substances arising from the conduct or operation of the DPC Business or the Transferred DPC Companies or their Subsidiaries prior to the Closing Date whether such exposure occurred before, on or after the Closing Date. For the avoidance of doubt, Third Party Toxic Tort Liabilities do not include any Actions threatened or asserted by any Governmental Authority.

“Tolling Agreement” shall mean the Contract Manufacturing Agreement, in the form of Exhibit T.

“Trademark License Agreement” means the Trademark License Agreement, substantially in the form attached as Exhibit M.

“Transfer Taxes” shall have the meaning set forth in Section 6.5.

“Transferred Business Plans” shall have the meaning set forth in Section 3.11(a).

“Transferred Business Title IV Plan” shall have the same meaning as set forth in Section 3.11(d).

“Transferred DPC Books and Records” shall mean the books and records of DuPont and its Subsidiaries, including all computerized books and records of the Transferred DPC Companies and their Subsidiaries, to the extent they primarily relate to the DPC Business, including (i) all such books and records to the extent primarily relating to Transferred Employees, the purchase of materials, Taxes (but only insofar as such books and records are reasonably necessary for the determination of Tax Items for any Post-Closing Tax Period), supplies and services, the development, marketing, manufacture and sale of products by the DPC Business or dealings with suppliers and customers of the DPC Business, (ii) all files relating to any Action included in the Assumed Liabilities, (iii) all emails primarily relating to the DPC Business, (iv) physical and electronic Patent and Trademark prosecution files and dockets to the extent relating to any Patents and Trademarks included in the DPC IP (“Transferred Patents” and “Transferred Trademarks,” respectively), (v) any litigation files to the extent relating to the DPC IP, (vi) any currently relied upon infringement claim charts for the Transferred Patents prepared by or for DuPont or its Subsidiaries, (vii) all information stored in DuPont’s or its Subsidiaries’ document management system to the extent used to track, organize or maintain the Transferred Patents and (viii) all assignment agreements relating to the Transferred Patents. Notwithstanding the foregoing, Transferred DPC Books and Records shall not include information, documents or materials (x) that cannot reasonably be identified as relating to the DPC Business and have not been classified as relating to the DPC Business in accordance with DuPont’s Corporate Records Information Management policies or (y) to the extent relating to or constituting any Excluded Assets or Retained Liabilities.

“Transferred DPC Companies” shall mean the entities listed on Section A(26) of the Seller’s Disclosure Schedule as DuPont shall update such schedule prior to Closing to reflect any amendment to the Pre-Closing Restructuring Transactions in accordance with Section 5.17.

“Transferred DPC Company Employee” shall mean each Business Employee employed by a Transferred DPC Company or one of its Subsidiaries immediately before the Closing.

“Transferred DPC Joint Venture Interests” shall mean the Joint Venture Interests other than those held by any Transferred DPC Company or Subsidiary thereof.

“Transferred Employee” shall mean (x) all Offer Employees who commence employment with Buyer or an Affiliate thereof as of the Closing Date, (y) each Transferred DPC Company Employee and (z) each Joint Venture Employee.

“Transferred IP Contracts” shall mean any IP Contract to which DuPont or any of its Subsidiaries is a party or to which any of the DPC Assets is subject, in each case, that (x) is set forth on Section A(27) of the Seller’s Disclosure Schedule or (y) relates exclusively to the DPC Business.

“Trapped Cash” as of any date shall mean the aggregate amount of (i) the Excess Cash of all Transferred DPC Companies and Subsidiaries and all Joint Ventures and Subsidiaries thereof that is not Distributable Excess Cash, in each case, as of such date, plus (ii) the aggregate amount of all costs, expenses and the net amount of Taxes (calculated taking into account any foreign tax credits or other similar credits) that would be incurred by Buyer, the Transferred DPC Companies, the Joint Ventures and their respective Subsidiaries (other than pursuant to any Contract entered into by Buyer or its Subsidiaries (including, as of and following the Closing, the Transferred DPC Companies, the Joint Ventures or their respective Subsidiaries)) if all Distributable Excess Cash held by all Transferred DPC Companies and Subsidiaries thereof and all Joint Ventures and Subsidiaries thereof as of such date were distributed in Permitted Distributions as of such date; provided, however, that the aggregate amount of costs, expenses and Taxes referred to in clause (ii) above shall be calculated assuming any such distributions were effected in the most efficient manner reasonably available to Buyer and its Subsidiaries;

provided, further, that Trapped Cash held by a Joint Venture or its Subsidiary and any costs, expenses and net amount of Taxes of the Joint Ventures and their Subsidiary referred to in clause (ii) above shall be pro rated in accordance with the applicable Joint Venture Percentage Interest

“Treasury Regulations” shall mean the final, temporary and proposed regulations promulgated by the United States Treasury Department under the Code.

“VAT” shall mean in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction.

“WARN Act” shall have the meaning set forth in Section 5.15.

“Wholly Owned Subsidiary” shall mean, with respect to any Person, any Subsidiary of such Person if all of the common stock or other similar equity ownership interests in such Subsidiary (other than any director’s qualifying shares or investments by foreign nationals mandated by applicable Law) is owned directly or indirectly by such Person.

“Wrong Pockets Provision Liability” shall mean any Liability from an Action commenced by any Person against Buyer or its Affiliates during the five (5) year period following the Closing Date to the extent alleging unauthorized use of Know-How that (i) was owned by DuPont or its Affiliates immediately prior to the Closing Date but has been assigned by DuPont or its Affiliates following the Closing to a third party, (ii) Buyer can establish by clear and convincing evidence was used in the DPC Business as of the Closing, (iii) is required to be added to the schedules of DuPont Licensed IP to the Intellectual Property Cross-License Agreement pursuant to Section 2.3 of the Intellectual Property Cross-License Agreement and (iv) has been used by Buyer and its Affiliates in a manner consistent with the Intellectual Property-Cross License Agreement.